As filed with the Securities and Exchange Commission on May 30, 2025

Securities Act File No. 333-257500

Investment Company Act File No. 811-23711

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933
PRE-EFFECTIVE AMENDMENT NO.		☐
POST-EFFECTIVE AMENDMENT NO. 3		☒
AND/OR
THE INVESTMENT COMPANY ACT OF 1940
AMENDMENT NO. 7		☒

LIND CAPITAL PARTNERS MUNICIPAL CREDIT INCOME FUND
(Exact Name of Registrant as Specified in Charter)

500 Davis Center, Suite 1004 Evanston, IL 60201
(Address of Principal Executive Offices) (Zip Code)

(312) 878-3830
(Registrant’s Telephone Number)

Capitol Services, Inc. 1675 South State Street, Suite B Dover, DE 19901
(Name and Address of Agent for Service)

Copy to
Bo J. Howell	J. Robert Lind
FinTech Law	Lind Capital Partners, LLC
6224 Turpin Hills Drive	500 Davis Center, Suite 1004
Cincinnati, OH 45244	Evanston, IL 60201

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box: ☐

If any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

If this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto, check the following box: ☐

If this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the SEC pursuant to Rule 462(e) under the Securities Act, check the following box: ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box: ☐

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to section 8(c) of the Securities Act

The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.

☒	immediately upon filing pursuant to paragraph (b)

☐	on (date) pursuant to paragraph (b)

☐	60 days after filing pursuant to paragraph (a)

☐	on (date) pursuant to paragraph (a)

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☐	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☒	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

☐	If an Emerging Growth Company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 3 (the “Amendment”) to the Registration Statement on Form N-2 of Lind Capital Partners Municipal Credit Income Fund (the “Registrant”) is being filed pursuant to Rule 486(b) under the Securities Act of 1933, as amended, to provide updated financial information and make certain other changes to the Registrant’s Prospectus and Statement of Additional Information.

Lind Capital Partners Municipal Credit Income Fund

Ticker Symbol: LCPMX

PROSPECTUS

May 30, 2025

IMPORTANT INFORMATION REGARDING

LIND CAPITAL PARTNERS MUNICIPAL CREDIT INCOME FUND

The Fund

Lind Capital Partners Municipal Credit Income Fund (the “Fund”) is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company. The Fund operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act, which means it offers to repurchase shares from shareholders quarterly. The Fund’s shares are continuously offered and shareholders are not required to participate in any quarterly repurchases.

This Prospectus sets forth concisely the information that you should know before investing in the Fund. You are advised to read it carefully and to retain it for future reference. Additional information about the Fund, including the Fund’s statement of additional information (the “SAI”), dated May 30, 2025, has been filed with the U.S. Securities and Exchange Commission (the “SEC”). You may request a free copy of this Prospectus, the SAI, the Fund’s annual or semi-annual report to shareholders, and other information, such as the Fund’s financial statements, without charge by contacting the Fund through the Fund’s website at https://www.lcpmx.com/ or by writing to the Fund at Lind Capital Partners Municipal Credit Income Fund, c/o Ultimus Fund Solutions, LLC, 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246. The SAI is incorporated by reference into this Prospectus in its entirety, and is legally considered a part of this Prospectus. Information included on the website does not form part of this Prospectus. The table of contents of the SAI appears in Appendix A of this Prospectus. You should rely only on the information contained in this Prospectus and the SAI. The Fund has not authorized anyone to provide you with different information. You should not assume that the information provided by this Prospectus is accurate as of any date other than the date of this Prospectus.

You can obtain the SAI, the Fund’s annual and semi-annual reports to shareholders, and other information, such as the Fund’s financial statements, on the SEC’s website at https://www.sec.gov/ or by visiting the Fund’s website at https://www.lcpmx.com/. The address of the SEC’s website is provided solely for the information of prospective investors and is not intended to be an active link.

As permitted by regulations adopted by the SEC, paper copies of the Fund’s shareholder reports are not sent by mail, unless you specifically request paper copies of the reports from your financial intermediary or, if you invest directly through the Fund’s transfer agent, Ultimus Fund Solutions, LLC. Instead, the reports will be made available on the Fund’s website, at https://www.lcpmx.com/, and you will be notified by mail each time a report is posted and provided with a website link to access the report. You may elect to receive shareholder reports and other communications electronically by contacting your financial intermediary.

You may elect to receive all future reports in paper free of charge by contacting your financial intermediary or, if you invest directly through the transfer agent, by contacting the transfer agent at 833-615-3031. Your election to receive reports in paper will apply to all funds held in your account if you invest through a financial intermediary or all funds within the fund complex if you invest directly through the transfer agent.

The SEC has not approved or disapproved of these securities or passed upon the accuracy and adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

You should not construe the contents of this Prospectus as legal, tax, or financial advice. You should consult with your own professional advisers as to the legal, tax, financial or other matters relevant to the suitability of an investment in the Fund.

The Fund’s Shares do not represent a deposit or obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other government agency.

i

Investment ObjectiveS

The Fund’s primary investment objectives are to generate high current income from investments in municipal securities exempt from federal income tax (“Municipal Bonds”) and capital preservation. Additional return via capital appreciation is a secondary investment objective of the Fund. Therefore, the Fund will primarily invest in high-yield, U.S. dollar denominated Municipal Bonds as described in this Prospectus. High-yield bonds are also known as “below-investment grade” or “junk” bonds. Please refer to the High Yield Risk disclosure in this Prospectus for more information on the speculative nature of high-yield bonds.

Investment Strategy

The Fund will primarily invest in high-yield, U.S. dollar denominated Municipal Bonds (commonly referred to as “below investment grade” or “junk” bonds). The investment adviser anticipates a significant percentage of portfolio securities will not be rated by any rating agency. The Fund focuses its investments on smaller issuers. The Fund’s portfolio will consist of fixed-rate securities with maturities of between 10 and 30 years.

Lind Capital Partners, LLC, the Fund’s investment adviser (the “Adviser”), conducts credit analyses using the following factors: (i) reliability of the income stream to pay principal and interest on the bonds, when due; (ii) quality of the investment’s borrower or guarantor; (iii) the financial health and outlook for the geographic location of the investment; (iv) competitiveness and market position of any facility supporting the investment; and (v) the structural features of the investment.

The Fund is a “non-diversified” investment company and, as such, the Fund may invest a greater percentage of its assets in the securities of a single issuer than investment companies that are “diversified.”

Investment Risks

The Fund is not intended to be a complete investment program. Before buying shares, you should read the discussion of the principal risks of investing in the Fund, which are summarized in “Prospectus Summary — Summary of Principal Risk Factors and Special Considerations” and in “Risk Factors and Special Considerations.”

The Fund is subject to certain risks due to its investment strategy. See “Risk Factors and Special Considerations”. The Fund cannot assure you that the investment objective will be achieved. Investors should consider their investment goals, time horizons and risk tolerance before investing in the Fund. An investment in the Fund is not appropriate for all investors nor should it be a significant portion of your investment portfolio for these reasons:

●	Fund shares will be repurchased at their net asset value, which may be at a discount from their initial offering price, which increases investors’ risk of loss. See “Risk Factors and Special Considerations” for additional information regarding the risks of investing in the Fund.

●	The amount of distributions that the Fund may pay, if any, is uncertain.

●	A Fund shareholder will not be able to redeem its shares daily because the Fund is a closed-end interval fund with quarterly redemptions. In addition, the Fund’s shares are subject to restrictions on transferability, and liquidity will be provided by the Fund only through quarterly repurchase offers or transfer of shares as described in this Prospectus. The Fund reserves the right to honor any request for redemption by making payment in whole or in part with readily market securities chosen by the Fund and valued in the same way as they would be valued for purposes of computing the Fund’s NAV. An investment in the Fund is appropriate only for investors who can bear the risks associated with the limited liquidity of the Fund’s shares and should be viewed as a long-term investment.

●	The Fund will invest in illiquid securities that are often subject to legal and other restrictions on resale and may be difficult to value and sell.

●	The Fund expects that in some cases, public market prices will not be available for the Fund’s portfolio securities, and where private market prices are available, such prices may be unreliable. Valuation of illiquid portfolio securities may be challenging, and the Fund may not be able to sell its portfolio securities at the prices at which they are carried on the Fund’s books, or may have to delay their sale to do so. This may in turn adversely affect the Fund’s net asset value (“NAV”) per share. No shareholder will have the right to require the Fund to repurchase its shares, except as permitted by the Fund’s interval structure.

●	No public market for Fund shares exists, and none is expected to develop in the future. Consequently, shareholders will not be able to liquidate their investment other than because of repurchases of their shares by the Fund, and then only on a limited basis.

●	Although the Fund will offer to repurchase shares on a quarterly basis in accordance with the Fund’s repurchase policy, the Fund will not otherwise be required to repurchase or redeem shares at the option of a shareholder nor will shares be exchangeable for units, interests or shares of any other fund. It is also possible that a repurchase offer may be oversubscribed, with the result that shareholders may be able to have only a portion of their shares repurchased. The Fund reserves the right to honor any request for redemption by making payment in whole or in part with readily market securities chosen by the Fund and valued in the same way as they would be valued for purposes of computing the Fund’s NAV.

●	The Fund’s distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Fund for investment. Any capital returned to shareholders through distributions will be distributed after payment of fees and expenses.

●	A return of capital to shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. As a result, from such reduction in tax basis, shareholders may be subject to tax in connection with the sale of shares, even if such shares are sold at a loss relative to the shareholder’s original investment.

Investment Manager

The Fund’s investment manager is Lind Capital Partners, LLC. As of December 31, 2024, the Adviser had approximately $145 million in assets under management.

Information about the Fund’s shares

	Per Share	Total
Public offering price	At Current Net Asset Value	Unlimited
Sales Load	None	None
Proceeds to the Fund (before expenses)(1)	Amount Invested at Net Asset Value	Unlimited

(1)	Shares are being offered in a continuous offering at the Fund’s then-current NAV per Share.

Minimum Initial Investment. Each investor must initially purchase a minimum of $25,000 of shares in the Fund.

No broker-dealer, salesperson, or other person is authorized to give an investor any information or to represent anything not contained in this Prospectus. As a prospective investor, you must not rely on any unauthorized information or representations that anyone provides to you. This Prospectus is an offer to sell or a solicitation of an offer to buy the securities it describes, but only under the circumstances and in jurisdictions where and to persons to which it is lawful to do so. The information contained in this Prospectus is current only as of the date of this Prospectus.

This Prospectus applies to the public offering of an unlimited number of shares of beneficial interest of the Fund (the “Shares”). The Shares will be offered on a continuous basis at the NAV per share of the Fund next calculated after receipt of the purchase in good order. The Fund’s shares will be offered through the principal underwriter, Ultimus Fund Distributors, LLC (the “Distributor”). In addition, certain institutions (including banks, trust companies, brokers, and investment advisers) will be authorized to accept, on behalf of the Fund, purchase orders and repurchase requests placed by or on behalf of their customers, and if approved by the Fund, may designate other financial intermediaries to accept such orders. See ”Purchases of Shares” for more information.

●	The Shares will be continuously offered under Rule 415 of the Securities Act of 1933, as amended (the “Securities Act”).

●	The Fund intends to qualify and will elect to be treated as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “Code”).

The Fund’s Shares do not represent a deposit or an obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other government agency.

The Fund’s Shares are not listed on any securities exchange and no secondary market for the Shares exists or is expected to develop.

Interval Fund/Repurchase Offers

The Fund is an “interval fund,” a type of fund which, to provide liquidity to shareholders, has adopted a fundamental investment policy to make quarterly offers to repurchase 5% to 25% of its outstanding shares at net asset value. Subject to applicable law and approval of the Fund’s Board of Trustees (the “Board”), for each quarterly repurchase offer, the Fund currently expects to offer to repurchase 5% of the Fund’s outstanding shares at NAV.

Shareholders will receive written notice at least 21 days and no more than 42 days in advance of the deadline to submit a repurchase request (the “Repurchase Deadline”). The repurchase price for shares is set 14 days after the Repurchase Deadline. For more information on the Fund’s repurchase policies and the attendant risks, see “Periodic Repurchase Offers” in this Prospectus.

If a repurchase offer is oversubscribed, Shareholders may only be able to have a portion of their Shares repurchased. Moreover, the Fund is not required to extend, and shareholders should not expect the Fund’s Board to authorize, repurchase offers in excess of 5% of outstanding shares. There is no assurance that you will be able to tender your Shares when or in the amount that you desire nor will Shares be exchangeable for units, interests or shares of any investment of the Fund or for any other fund. Although the Fund will make quarterly repurchase offers to repurchase a portion of the Shares to try to provide liquidity to shareholders, investors should consider the Shares to be illiquid.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and the related Statement of Additional Information contain forward-looking statements, within the meaning of the federal securities laws that involve risks and uncertainties. These statements describe the Fund’s plans, strategies, and goals and the Fund’s beliefs and assumptions concerning future economic and other conditions and the outlook for the Fund, based on currently available information. In this Prospectus, words such as “anticipates,” “believes,” “expects,” “objectives,” “goals,” “future,” “intends,” “seeks,” “will,” “may,” “could,” “should,” and similar expressions are used to identify forward-looking statements, although some forward-looking statements may be expressed differently. The Fund is not entitled to the safe harbor for forward-looking statements pursuant to Section 27A of the Securities Act.

Table of Contents

Summary of Fund Expenses	1
Investment Objectives	2
Principal Investment Strategies	2
Principal Investment Risks	3
Other Investment Policies and Risks	6
The Fund and its Management	8
The Adviser	9
Portfolio Holdings	9
Fund Performance	10
Financial Highlights	11
Fund Expenses	12
Use of Proceeds	12
How to Buy Shares	13
Periodic Repurchase Offers	14
How to Transfer Shares	16
Risks Related to Interval Fund Structure	16
Voting Rights of Shareholders	17
Outstanding Securities	17
Calculation of Net Asset Value; Valuation	18
Distributions and Dividends	18
Dividend Reinvestment Policy	19
Tax Considerations	20
Independent Registered Public Accounting Firm	20
Additional Information	20

v

PROSPECTUS

May 30, 2025

This Prospectus provides information on the Lind Capital Partners Municipal Credit Income Fund (the “Fund”) and its shares of beneficial interest. You may also wish to request and read a copy of the Fund’s Statement of Additional Information, dated May 30, 2025 (the “SAI”), which contains additional information about the Fund. The Fund will amend the Prospectus and SAI to reflect any material change and such amendment(s) will be delivered to investors.

Summary of Fund Expenses

The following table illustrates the aggregate fees and expenses that the Fund expects to incur and that shareholders can expect to bear. To make an investment in the Fund, a prospective investor may open an account directly with the Fund or may open a brokerage account with selected broker-dealers, banks or other or financial intermediaries that have an agreement with the Distributor to sell Fund Shares. Any costs associated with opening an account through an intermediary are not reflected in the following table or the examples below. Investors should contact their broker or other financial professional for more information about the costs associated with opening such an account.

SHAREHOLDER TRANSACTION EXPENSES
Maximum sales load (percentage of purchase amount)	None
Repurchase proceeds processed by wire transfer fee (per wire redemption; deducted directly from account)[1]	$15.00

ANNUAL FUND EXPENSES (as a percentage of the Fund’s net assets attributable to Shares)
Management Fee	1.00%
Other Expenses	1.36%
Acquired Fund Fees and Expenses[2]	0.01%
Total Annual Fund Expenses[3]	2.37%
Less Fee Waiver and Expense Reimbursement[4]	(1.11%)
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement	1.26%

1.	If Shareholders request repurchase proceeds be paid by wire transfer, such Shareholders will be assessed an outgoing wire transfer fee at prevailing rates charged by the Fund’s administrator, which is currently $15.
2.	Acquired fund fees and expenses are indirect fees and expenses that the Fund incurs from investing in the shares of other mutual funds, including money market funds.
3.	The total annual fund operating expenses and net operating expenses do not correlate to the ratio of expenses to average net assets appearing in the financial highlights table, which reflects only the operating expenses of the Fund and does not include acquired fund fees and expenses.
4.	Lind Capital Partners, LLC, the investment adviser to the Fund (the “Adviser”), has contractually agreed to waive its fees and reimburse expenses of the Fund, until at least May 31, 2026, to ensure that total annual fund operating expenses (excluding brokerage costs, taxes, interest, borrowing costs such as interest and dividend expenses on securities sold short, acquired fund fees and expenses, other expenditures which are capitalized in accordance with GAAP, extraordinary expenses such as litigation and merger or reorganization costs, and other expenses not incurred in the ordinary course of such Fund’s business), will not exceed 1.25% of the Fund’s average daily net assets. The fees waived and expenses reimbursed are subject to recoupment by the Adviser within the 36 months after the date on which the waiver or reimbursement occurred. The Fund will make repayments to the Adviser only if the recoupment does not cause the Fund’s expense ratio (after repayment is considered) to exceed both: (i) the Fund’s expense limitation in place at the time such amounts were waived or reimbursed, and (ii) the Fund’s current expense limitation. This agreement may be terminated only by the Fund’s Board on 60 days’ written notice to the Adviser.

Example

The following example illustrates the hypothetical expenses that you would pay a $1,000 investment, assuming annual expenses attributable to shares remain unchanged and shares earn a 5% annual return. The effects of any waivers or reimbursement agreements are reflected for the contractual periods of any such arrangements only.

1 YEAR	3 YEARS	5 YEARS	10 YEARS
$128	$633	$1,165	$2,621

The preceding example is based on the fees and expenses set out above, including the contractual agreement to limit expenses through May 31, 2026, and should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown. The rate of return of the Fund also may be greater or less than the hypothetical 5% return used in the example above.

The Fund will bear all expenses incurred in the business of the Fund. See “Summary of Fund Expenses” and “Fund Expenses.” The Fund’s offering costs include, among other things, legal, accounting, printing and other expenses.

The Adviser incurred organizational and offering costs on the Fund’s behalf and is entitled to receive reimbursement for such costs within the three years after the date on which the costs were incurred. The reimbursement to the Adviser for organizational and offering costs will be borne by the Shareholders. Organization costs include, among other things, the cost of organizing as a Delaware statutory trust, including the cost of legal services and other fees pertaining to the Fund’s organization.

1

Investment ObjectiveS

The investment objectives of the Fund are to generate high current income from investments in municipal securities exempt from regular federal income tax and capital preservation. Additional return via capital appreciation is a secondary investment objective of the Fund. The Fund’s investment objective and principal investment strategy are not fundamental and may be changed by the Board without shareholder approval upon 60 days’ written notice to shareholders.

Principal Investment Strategies

The Fund will primarily invest in high-yield, U.S. dollar denominated municipal securities exempt from federal income tax (“Municipal Bonds”). High-yield bonds, including the Municipal Bonds in which the Fund invests, are commonly referred to as “below-investment grade” or junk bonds. Below-investment grade ratings are determined by Moody’s Investor Service, Inc. (“Moody’s”), Standard & Poor’s Rating Services (“S&P”), or Fitch, Inc. (“Fitch”), or, if a bond is unrated, by the Adviser to be of comparable quality. The Adviser anticipates a significant percentage of portfolio securities will not be rated by any rating agency. The Fund may also invest in higher rated Municipal Bonds or use derivatives such as options, futures contracts, or swap agreements to mitigate interest rate or credit risk. Additionally, the Fund may invest in mutual funds or exchange-traded funds (“ETF”) for cash management purposes. The Fund focuses its investments on smaller issues, which it defines as issues of $10 million to $125 million.

The Fund seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in debt securities whose interest is, in the opinion of bond counsel for the issuer at the time of the issuance, exempt from regular federal income tax (the “80% Policy”). The Fund’s 80% Policy is fundamental and may not be changed by the Board without shareholder approval. Municipal Bonds are generally issued by or on behalf of U.S. states, territories, or possessions and their political subdivisions, agencies, and instrumentalities. For purposes of the Fund’s 80% policy, the Fund values its derivative instruments based on their market value.

The Fund’s portfolio will consist of fixed-rate securities with maturities of 10 years or longer, although the Fund may invest in securities of any maturity or duration. Maturity is when a security’s principal amount is due. Duration is the sensitivity, expressed in years, of the price of a fixed-income security to changes in the general level of interest rates. Securities with longer durations tend to be more sensitive to interest rate changes, which typically corresponds to increased volatility and risk, than securities with shorter durations. For example, if a security or portfolio has a duration of three years and interest rates increase by 1%, then the security or portfolio would decline in value by approximately 3%. Duration differs from maturity in that it considers potential changes to interest rates, and a security’s other features. The Fund does not target an average portfolio duration or benchmark its portfolio to any bond index. The Fund does not target a specific yield to maturity, which is a measure of the expected annual return an investor would receive on a fixed-interest security if the security is held to maturity and all coupon and principal payments are made as scheduled.

The Adviser conducts credit analyses using the following factors: (i) reliability of the income stream to pay principal and interest on the bonds, when due; (ii) quality of the investment’s borrower or guarantor; (iii) the financial health and outlook for the geographic location of the investment; (iv) competitiveness and market position of any facility supporting the investment; and (v) the structural features of the investment. The Adviser conducts an exhaustive credit analysis at the time of purchase and on an ongoing basis.

The Adviser targets specific sub-sectors of the high yield municipal market that it believes offer superior risk-reward and in which active credit management can generate high income and capital appreciation opportunities. The Adviser maintains a proprietary “approved list” of municipal borrowers that meet credit, yield, and structural parameters and have undergone initial due diligence review. The portfolio managers continually updated and expanded the list to enable the Adviser to capitalize on trading opportunities when they arise.

The Fund invests across sectors and geographic regions, but will primarily invest in the following sectors and sub-sectors within the municipal bond market:

●	Senior Living,

●	Education (such as colleges and universities, private secondary educational institutions, charter schools),

●	Healthcare (such as acute care hospitals, Federally Qualified Health Centers),

●	Economic Development,

●	Public Utilities,

●	Resource Recovery,

●	Transportation,

●	Housing (such as multi-family and student housing), and

●	Special Taxing Districts.

2

The Fund may invest in other types of fixed-income securities, including bonds, debt securities, and other similar instruments issued by various U.S. and non-U.S. public or private sector entities. The Fund may purchase or sell securities on a when-issued, delayed delivery, or forward commitment basis and may engage in short sales. The Fund may also invest in other investment companies whose underlying assets are Municipal Bonds. The Fund can, without limitation, seek market exposure to Municipal Bonds by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls).

To enhance the Fund’s liquidity, particularly during redemption periods, the Adviser may sell certain of the Fund’s assets. The Fund expects to hold liquid assets to the extent required for purposes of liquidity management and compliance with the 1940 Act. Generally, and under normal market conditions, the Fund will hold less than 20% of its net assets in cash or cash equivalents. To the extent consistent with the applicable liquidity requirements for interval funds under Rule 23c-3 of the 1940 Act, the Fund may invest without limit in illiquid investments.

The Adviser employs three main sell disciplines: 1) to exit a position in advance of credit decline that could materially impact success of project, 2) to execute relative value swaps and improve risk-return profile, and 3) to harvest tax-losses opportunistically.

The Fund is a “non-diversified” investment company and, as such, the Fund may invest a greater percentage of its assets in the securities of a single issuer than investment companies that are “diversified.” Under normal circumstances, the Fund will hold 25 to 200 investments.

Principal Investment Risks

It is possible that investors in the Fund will lose money. Before making an investment decision, investors should consult with a financial adviser and consider the appropriateness of this investment relative to their personal investment objectives and financial situation. In addition, all investors should be aware of how the Fund’s investment strategies fit into their overall investment strategy because the Fund is not designed to be a complete investment portfolio for any shareholder.

An investment in the Fund is appropriate only for investors who can bear the risks associated with the limited liquidity of the Fund’s Shares and should be viewed as a long-term investment. The Fund is an illiquid investment that only offers redemptions quarterly. Investors will not be able to redeem Shares daily because the Fund is a closed-end fund operating as an interval fund. The Fund reserves the right to honor any request for redemption by making payment in whole or in part with readily market securities chosen by the Fund and valued in the same way as they would be valued for purposes of computing the Fund’s NAV. The Fund’s Shares are not traded on an active market and there is currently no secondary market for the Shares, nor does the Fund expect a secondary market in the Shares to develop.

Credit Risk: The Fund could lose money if the issuer, guarantor, or insurers of a fixed-income security, or the counterparty to a derivative considered primarily speculative regarding the issuer’s continuing ability to make principal and interest payments, and may be more volatile than higher-rated securities of similar maturity. Changes in the actual or perceived creditworthiness of an issuer, or a downgrade or default affecting any of the Fund’s securities could affect the Fund’s performance. Generally, the longer the maturity and the lower the credit quality of a security, the more sensitive it is to credit risk.

Municipal Bond Risk: The Fund may be affected significantly by the economic, regulatory, or political developments affecting the ability of obligors of Municipal Bonds to pay interest or repay principal. The values of Municipal Bonds held by the Fund may be adversely affected by local political and economic conditions and developments. The Fund may make significant investments in a particular segment of the municipal bond market or in the debt of issuers located in the same state or territory. Adverse conditions in such industry or location could have a correspondingly adverse effect on the financial condition of issuers. These conditions may cause the value of the Fund’s shares to fluctuate more than the values of shares of funds that invest in a greater variety of investments. The amount of public information available about municipal bonds is generally less than for certain corporate equities or bonds, meaning that the investment performance of the Fund may be more dependent on the analytical abilities of the Fund’s Adviser than funds that invest in stock or other corporate investments.

The Fund has a fundamental policy to not concentrate its investments in issuers in any one industry or group of related industries (the “Concentration Policy”). The SEC and its staff have taken the position that investment of more than 25% of a fund’s total assets in issuers in the same industry constitutes concentration in that industry. Many types of municipal securities (such as general obligation, government appropriation, municipal leases, special assessment, and special tax bonds) are not considered a part of any “industry” or “group of related industries” unless the municipal security is backed principally by the assets and revenues of non-governmental issuers. See Fundamental Investment Policies and Restrictions in the Fund’s statement of additional information for more details on the Concentration Policy.

3

Interest Rate Risk: Fixed-income securities will decline in value because of an increase in interest rates. The values of debt instruments, including Municipal Bonds, usually rise and fall in response to changes in interest rates. Declining interest rates generally increase the value of existing debt instruments, and rising interest rates generally decrease the value of existing debt instruments. Securities with floating interest rates generally are less sensitive to interest rate changes but may decline in value if their interest rates do not rise as much, or as quickly, as interest rates in general. Conversely, floating rate instruments will not generally increase in value if interest rates decline. Changes in interest rates will also affect the amount of interest income the Fund earns on its floating rate investments.

High Yield Risk: Lower-quality bonds, known as “high yield” or “junk” bonds, present greater risk than bonds of higher quality, including an increased risk of default. Such bonds are considered predominantly speculative and may be questionable as to principal and interest payments. An economic downturn or period of rising interest rates could adversely affect the market for these bonds and reduce the Fund’s ability to sell its bonds. The lack of a liquid market for these bonds could decrease the Fund’s share price. Unrated municipal bonds determined by the Fund’s Adviser to be of comparable quality to rated municipal bonds which the Fund may purchase may pay a higher interest rate than such rated municipal bonds and be subject to a greater risk of illiquidity or price changes. Less public information is typically available about unrated municipal bonds or issuers than rated bonds or issuers.

Special Risks Related to Certain Municipal Securities: The Fund may invest in many different types of municipal securities with different types of risks. The following are specific types of risks associated with investments in particular types of municipal securities.

Senior Living Bond Risks. The success of senior living facilities is dependent on their ability to attract senior citizens with the ability to pay for the housing and other services provided by the facility. While a portion of these fees may be reimbursed by government programs, many senior living facilities are substantially dependent on the ability of seniors to sell their homes in order to afford to move into the senior living facility. Disruptions in local housing markets may negatively impact the ability of senior living facilities to attract occupants and to remain profitable. If such disruptions occur, or are perceived as likely to occur, the value of municipal bonds supported by the revenues of such senior facilities is likely to fall.

Education Bond Risk. Revenue bonds issued to supply educational institutions with funds are subject to the risk of unanticipated revenue decline, primarily the result of decreasing student enrollment or decreasing state and federal funding. Key factors that may lead to declining or insufficient revenues are restrictions on students’ ability to pay tuition, availability of state and federal funding and general economic conditions.

Health Care Bond Risk. The Fund may invest in health care bonds, including revenue bonds financing certain types of hospitals. A significant source of revenues for the health care industry is payments from Medicare and Medicaid programs. As a result, the industry is sensitive to legislative changes and reductions in governmental spending for such programs which could in turn affect the issuer’s ability to repay the obligations associated with the specific bond. Several other factors may also affect the health care industry and the value and credit quality of health care bonds.

Economic Development Revenue Bond Risk. These bonds normally are secured only by the revenues from the project and not by the taxing authority of the issuing municipality. Consequently, the credit quality of these bonds is dependent upon the ability of the user of the facilities financed by the bonds and any guarantor to meet its financial obligations. In addition, these types of revenue bonds are subject to a wide variety of risks, many of which relate to the nature of the specific project.

Public Utilities Risk. Public utilities revenue bonds, such as water and sewer bonds are often considered to have relatively secure credit as a result of their issuer’s importance, monopoly status and generally unimpeded ability to raise rates. However, lack of water supply has led to past defaults. Further, public resistance to rate increases, costly environmental litigation and Federal environmental mandates are challenges faced by issuers of water and sewer bonds.

Resource Recovery Bond Risk. Resource recovery bonds are a type of revenue bond issued to build facilities such as solid waste incinerators or waste-to-energy plants. Typically, a private corporation is involved, at least during the construction phase, and the revenue stream is secured by fees or rents paid by municipalities for use of the facilities. The viability of a resource recovery project, environmental protection regulations, and project operator tax incentives may affect the value and credit quality of resource recovery bonds.

4

Transportation Bond Risk. Transportation debt may be issued to finance the construction of airports, toll roads, highways or other transit facilities. Airport bonds are dependent on the general stability of the airline industry and on the stability of a specific carrier who uses the airport as a hub. Air traffic generally follows broader economic trends and is also affected by the price and availability of fuel. Toll road bonds are also affected by the cost and availability of fuel as well as toll levels, the presence of competing roads and the general economic health of an area. Fuel costs and availability also affect other transportation-related securities, as do the presence of alternate forms of transportation, such as public transportation.

Housing Bond Risk. Housing revenue bonds are generally issued by a state, county, city, local housing authority or other public agency. They generally are secured by the revenues derived from mortgages purchased with the proceeds of the bond issue. It is extremely difficult to predict the supply of available mortgages to be purchased with the proceeds of an issue or the future cash flow from the underlying mortgages. Consequently, there are risks that proceeds will exceed supply, resulting in early retirement of bonds, or that homeowner repayments will create an irregular cash flow. Many factors may affect the financing of multi-family and student housing projects, including acceptable completion of construction, proper management, occupancy and rent levels, economic conditions and changes to current laws and regulations.

Special Taxing Districts. There are also certain risks related to special taxing district revenue bonds associated with the potential failure of the tax levy to generate sufficient revenue to pay the obligations on such special tax district revenue bonds. They often are exposed to real estate development-related risks and can have more taxpayer concentration risk than general tax supported bonds, such as general obligation bonds. Further, the fees, special taxes, or tax allocations and other revenues that are established to secure such financings are generally limited as to the rate or amount that may be levied or assessed and are not subject to increase pursuant to rate covenants or municipal or corporate guarantees. The bonds could default if development failed to progress as anticipated or if a sufficient number of taxpayers fail to pay the assessments, fees and taxes as provided in the financing plans of the districts.

Public Health Emergencies. Investments in municipal securities are subject to risks associated with the financial health of the issuers of such securities or the revenue associated with underlying projects. For example, the COVID-19 pandemic significantly stressed the financial resources of many municipalities and other issuers of municipal securities, which may impair their ability to meet their financial obligations and may harm the value or liquidity of a fund’s investments in municipal securities. Responses by municipalities and other governmental authorities to the COVID-19 pandemic caused disruptions in business and other activities. These and other effects of the COVID-19 pandemic, such as increased unemployment levels, impacted tax and other revenues of municipalities and other issuers of municipal securities and the financial conditions of such issuers. In addition, in response to the COVID-19 pandemic, governmental authorities and regulators enacted significant fiscal and monetary policy changes, which presented heightened risks to municipal securities, and such risks could be even further heightened if these actions are unexpectedly or suddenly discontinued, disrupted, reversed or are ineffective in achieving their desired outcomes or lead to increases in inflation. Furthermore, governmental authorities have proposed various forms of relief for municipal issuers. As a result, there is an increased budgetary and financial pressure on municipalities and other issuers of municipal securities and heightened risk of default or other adverse credit or similar events for issuers of municipal securities, which would adversely impact a Fund’s investments.

Liquidity Risk. A particular investment may be difficult to purchase or sell and that the Fund may be unable to sell illiquid investments at an advantageous time or price or achieve its desired level of exposure to a certain sector. Liquidity risk may result from the lack of an active market, reduced number and capacity of traditional market participants to make a market in fixed income securities. Inventories of municipal bonds held by brokers and dealers have decreased in recent years, lessening their ability to make a market in these securities. This reduction in market making capacity has the potential to decrease the Fund’s ability to buy or sell bonds, and increase bond price volatility and trading costs, particularly during periods of economic or market stress. In addition, federal banking regulations may cause certain dealers to reduce their inventories of municipal bonds, which may further decrease the Fund’s ability to buy or sell bonds. As a result, the Fund may be forced to accept a lower price to sell a security, to sell other securities to raise cash, or to give up an investment opportunity, any of which could have a negative effect on performance. If the Fund needed to sell large blocks of bonds to raise cash (such as to meet heavy shareholder redemptions), those sales could further reduce the bonds’ prices and hurt performance.

The Fund may invest in securities which are, or which become, illiquid. Illiquid securities may trade at a discount from comparable, more liquid investments, and may be subject to wide fluctuations in market value. Also, the Fund may not be able to dispose readily of illiquid securities when that would be beneficial at a favorable time or price or at prices approximating those at which the Fund currently values them. Further, the lack of an established secondary market for illiquid securities may make it more difficult to value such securities, which may negatively affect the price the Fund would receive upon disposition of such securities.

5

Derivatives Risk. The risk of investing in derivative instruments (such as futures, swaps, and structured securities), including leverage, liquidity, interest rate, market, credit and management risks, and valuation complexity. Changes in the value of a derivative may not correlate perfectly with, and may be more sensitive to market events than, the underlying asset, rate or index, and the Fund could lose more than the initial amount invested. The use of derivatives involves additional risks and transaction costs which could leave the Fund in a worse position than if it had not used these instruments. Derivative instruments can be used to acquire or transfer the risk and returns of a security or other asset without buying or selling the security or asset. These instruments may entail investment exposures that are greater than their cost would suggest. As a result, a small investment in derivatives can result in losses that greatly exceed the original investment. Derivatives can be highly volatile, illiquid and difficult to value. An over-the-counter derivative transaction between the Fund and a counterparty that is not cleared through a central counterparty also involves the risk that a loss may be sustained as a result of the failure of the counterparty to the contract to make required payments. The payment obligation for a cleared derivative transaction is guaranteed by a central counterparty, which exposes the Fund to the creditworthiness of the central counterparty.

Tax Risk. Income from municipal bonds held by the Fund could be declared taxable because of, among other things, unfavorable changes in tax laws, adverse interpretations by the Internal Revenue Service or state tax authorities, or noncompliant conduct of a bond issuer or other obligated party. Investments in taxable municipal bonds and certain derivatives utilized by the Fund may cause the Fund to have taxable investment income.

Leveraging Risk. Certain transactions of the Fund, such as reverse repurchase agreements, the use of when-issued, delayed delivery, forward commitment transactions, or derivative instruments, may give rise to leverage, magnifying gains and losses and causing the Fund to be more volatile than if it had not been leveraged. This means that leverage entails a heightened risk of loss.

Management Risk. The investment techniques and risk analyses applied by the Adviser will not produce the desired results and that actual or potential conflicts of interest, legislative, regulatory, or tax restrictions, policies or developments may affect the investment techniques available to the Adviser and the individual portfolio manager, and may cause the Adviser to restrict or prohibit participation in certain investments. There is no guarantee that the investment objective of the Fund will be achieved.

Valuation Risk. The Fund may not be able to sell an investment at the price at which the Fund has valued the investment. Such differences could be significant, particularly for illiquid securities and securities that trade in relatively thin markets and/or markets that experience extreme volatility. If market or other conditions make it difficult to value some investments, SEC rules and applicable accounting protocols require the Fund to value these investments using more subjective methods, known as fair value methodologies. Using fair value methodologies to price investments may result in a value that is different from an investment’s most recent price and from the prices used by other registered investment companies to calculate their NAVs. The Fund’s ability to value its investments in an accurate and timely manner may be impacted by technological issues and/or errors by third party service providers, such as pricing services or accounting agents.

Non-Diversified Status Risk. The Fund is classified as a “non-diversified” investment company under the 1940 Act, which means the Fund is not limited by the 1940 Act in the proportion of its assets that may be invested in the securities of a single issuer. A fund that invests in a relatively small number of issuers is more susceptible to risks associated with a single economic, political or regulatory occurrence than a more diversified portfolio might be. Similarly, the Fund may be subject to increased economic, business or political risk to the extent that it invests a substantial portion of its assets in a particular currency, in a group of related industries, in a particular issuer, in the bonds of similar projects or in a narrowly defined geographic area outside the U.S. Notwithstanding the Fund’s status as a “non-diversified” investment company under the 1940 Act, the Fund intends to qualify as a regulated investment company accorded special tax treatment under the Code, which imposes its own diversification requirements.

Risk of Failure to Qualify as a Registered Investment Company (“RIC”). The Fund may be subject to substantial tax liabilities if it fails to qualify as a RIC.

Other Investment Policies and Risks

Short-Term Investments. The Fund may utilize short-term investments, including, but not limited to cash or high-quality cash equivalents, including money market instruments, including money market investment companies and ETFs, short-term debt securities, commercial paper, certificates of deposit, banker’s acceptances and time deposits (“Cash Equivalents”), for cash management purposes such as to meet expenses, pending the investment of assets, or to maintain the liquidity necessary to effect repurchases of Shares. The Fund may have significant holdings in cash and Cash Equivalents, generally at least 5%, and at times substantially more than 5% when seeking attractive investment opportunities and/or suitable investments.

6

Temporary Defensive Investments. In response to adverse market, economic, political, or other conditions, the Fund may assume a temporary defensive position that is inconsistent with its principal investment objective and/or strategies and may invest, without limitation, in cash or high-quality Cash Equivalents. A defensive position taken at the wrong time may have an adverse impact on the Fund’s performance. The Fund may be unable to achieve its investment objective during the employment of a temporary defensive position.

When a temporary defensive position is believed by the Adviser to be warranted (“temporary defensive periods”), the Fund may without limitation hold cash or Cash Equivalents, that the Adviser determines in its judgment to be of appropriate creditworthiness. Money market instruments in which the Fund may invest include obligations of the U.S. government, its agencies or instrumentalities, commercial paper that the Adviser determines to be investment grade, and certificates of deposit and bankers’ acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation. During temporary defensive periods, the Fund may also invest to the extent permitted by applicable law in shares of money market mutual funds, including ETFs. Money market mutual funds are investment companies and the investments in those companies by the Fund are in some cases subject to applicable law. The Fund may find it more difficult to achieve its investment objective during temporary defensive periods.

Repurchase Offers. The Fund is an “interval fund” and, to provide liquidity to shareholders, it intends to conduct quarterly repurchase offers of the outstanding shares at NAV, subject to approval of the Board. In each quarter, such repurchase offers will be for at least 5% of its outstanding shares at NAV, pursuant to Rule 23c-3 under the 1940 Act. The Fund currently expects to conduct quarterly repurchase offers for 5% of its outstanding shares under ordinary circumstances. Repurchase offers and the need to fund repurchase obligations may affect the Fund’s ability to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance. Moreover, diminution in the size of the Fund through repurchases may result in untimely sales of portfolio securities (with associated imputed transaction costs, which may be significant), and may limit the ability of the Fund to participate in new investment opportunities or to achieve its investment objectives. The Fund may accumulate cash by holding back (i.e., not reinvesting) payments received in connection with the Fund’s investments.

The Fund believes that payments received in connection with the Fund’s investments will generate sufficient cash to meet the maximum potential amount of the Fund’s repurchase obligations. If at any time cash and other liquid assets held by the Fund are not sufficient to meet the Fund’s repurchase obligations, the Fund intends, if necessary, to sell investments. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares by increasing the Fund’s expenses and reducing any net investment income.

If a repurchase offer is oversubscribed, the Fund may, but is not required to, determine to increase the amount repurchased by up to 2% of the Fund’s outstanding shares as of the date of the Repurchase Request Deadline, as defined in the section “Periodic Repurchase Offers.” If the Fund determines not to repurchase more than the repurchase offer amount, or if shareholders tender more than the repurchase offer amount plus 2% of the Fund’s outstanding shares as of the date of the Repurchase Request Deadline, the Fund will repurchase the shares tendered on a pro rata basis, and shareholders will have to wait until the next repurchase offer to make another repurchase request. As a result, shareholders may be unable to liquidate all or a given percentage of their investment in the Fund during a particular repurchase offer. Some shareholders, in anticipation of proration, may tender more shares than they wish to have repurchased in a particular quarter, thereby increasing the likelihood that proration will occur. A shareholder may be subject to market and other risks, and the NAV of shares tendered in a repurchase offer may decline between the Repurchase Request Deadline and the date on which the NAV for tendered Common Shares is determined. In addition, the repurchase of shares by the Fund may be a taxable event to shareholders. Please see the section titled “Tax Considerations” for more information on the tax treatment of the Fund and its Shares.

Risk of Illiquidity of Fund Shares. There is presently no market for the Fund’s Shares, which have limited liquidity and currently can be sold by Shareholders only in the quarterly repurchase program of the Fund; unless and until a secondary market for the Fund’s Shares develops, which the Fund has no reason to anticipate at this time, you will not be able to control the timing or the number of Shares that you desire to sell. The Fund’s Shares have no history of public trading, nor is it intended that they will be listed on a public exchange at this time. Additionally, the Fund does not expect that a secondary market in its Shares will develop.

As a closed-end “interval fund,” the Fund makes quarterly repurchase offers for 5% of the Fund’s outstanding Shares at NAV. Even though the Fund makes quarterly repurchase offers, investors should consider the Fund’s Shares to be illiquid. There is no guarantee that you will be able to sell the number of Shares that you wish to tender during a given repurchase offer.

Market Risk. Securities held by the Fund may fall in market value due to adverse market and economic conditions, perceptions regarding the industries in which the issuers of securities held by the Fund participate and the particular circumstances and performance of particular companies whose securities the Fund holds.

An investment in the Fund is subject to loss, including the possible loss of the entire amount invested. There can be no assurance that the Fund will not incur losses. No guarantee or representation is made that the Fund’s investments will be successful, and investment results may vary substantially over time. An investment in the Shares is subject to risks and involves a heightened risk of total loss of investment.

7

In addition, market risk includes the risk that geopolitical and other events will disrupt the economy on a national or global level. For instance, war, terrorism, market manipulation, government defaults, government shutdowns, political changes or diplomatic developments, public health emergencies (such as the spread of infectious diseases, pandemics, and epidemics) and natural/environmental disasters can all negatively impact the securities markets, which could cause the Fund to lose value. These events could reduce consumer demand or economic output, result in market closures, travel restrictions or quarantines, and significantly adversely impact the economy.

For example, the economic crisis initially caused by the outbreak of COVID-19 reduced consumer demand and economic output, disrupting supply chains, resulting in market closures, travel restrictions and quarantines, and adversely impacting local and global economies. As with other serious economic disruptions, governmental authorities and regulators are responding to this crisis with significant fiscal and monetary policy changes, including by providing direct capital infusions into companies, introducing new monetary programs, and considerably lowering interest rates, which, in some cases resulted in, and may in the future result in, negative interest rates. These actions, including their possible unexpected or sudden discontinuance, reversal, or potential ineffectiveness (including the perception by investors as unlikely to achieve the desired results), could further increase volatility in securities and other financial markets, reduce market liquidity, heighten investor uncertainty and adversely affect the value of the Fund’s investments and the performance of the Fund. In addition, the impact of the economic and public health crisis in emerging market countries may be greater due to their generally less established healthcare systems and capabilities with respect to fiscal and monetary policies, which may exacerbate other pre-existing political, social, and economic risks.

Management and Operational Risk. The Fund’s investment activities involve a significant degree of risk. The performance of any investment is subject to numerous factors which are neither within the control of nor predictable by the Adviser. There can be no assurance that any investment method employed on behalf of the Fund will produce profitable results. Profitable investing is often dependent on anticipating trends.

The investment advisory agreement between the Fund and the Adviser (the “Advisory Agreement”) gives the Adviser broad discretionary power to decide what investments the Fund will make and what strategies it will use. The Adviser may, at times, decide not to make certain investments, thereby foregoing participation in price movements that would have yielded profits or avoided losses.

The services of the Adviser are essential to the continued operations of the Fund. If its services were no longer available, its absence could have a material adverse impact upon an investment in the Fund.

Cybersecurity Risk. The Fund may suffer an intentional cybersecurity breach such as: unauthorized access to systems, networks, or devices (such as through “hacking” activity); infection from computer viruses or other malicious software code; and attacks that shut down, disable, slow, or otherwise disrupt operations, business processes, or website access or functionality. In addition, unintentional incidents can occur, such as the inadvertent release of confidential information (possibly resulting in the violation of applicable privacy laws). A cybersecurity breach could result in the loss or theft of customer data or funds, the inability to access electronic systems (“denial of services”), loss or theft of proprietary information or corporate data, physical damage to a computer or network system, or costs associated with system repairs. Such incidents could cause the Fund, the Adviser, or other service providers to incur regulatory penalties, reputational damage, additional compliance costs, or financial loss.

The Fund and its Management

Lind Capital Partners Municipal Credit Income Fund (the “Fund”) is a statutory trust formed on May 13, 2021, under the laws of the State of Delaware and registered with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933 and the 1940 Act as a closed-end, non-diversified investment company. The Fund is offering its shares on a continuous basis at NAV per share next calculated after receipt of the purchase in good order. The Fund does not intend to list its shares on any securities exchange and the Fund does not expect a secondary market to develop for the Shares.

The Fund is organized as a closed-end interval fund, which means that shareholders do not have the right to redeem their shares daily. In addition, the Fund’s Shares are subject to restrictions on transferability and liquidity will be provided by the Fund only through quarterly repurchase offers or transfer of shares as described herein below. The Fund reserves the right to honor any request for redemption by making payment in whole or in part with readily market securities chosen by the Fund and valued in the same way as they would be valued for purposes of computing the Fund’s NAV. An investment in the Fund is appropriate only for investors who can bear the risks associated with the limited liquidity of the Shares and should be viewed as a long-term investment. See ”Risk Factors and Special Considerations” and “Non-Listed Closed-End Fund Structure”.

Trustees and Officers. The Board is broadly responsible for the management of the Fund, including general supervision of the duties performed by the Adviser. The Board is currently composed of three trustees of the Fund (the “Trustees”), including two independent trustees and an interested trustee who is an “interested person” of the Fund (as that term is defined by Section 2(a)(19) of the

8

1940 Act). The Trustees meet periodically throughout the year to discuss and consider matters concerning the Fund and to oversee its activities, performance, and compliance with federal securities laws.

The Board approves all material agreements between the Fund and persons or companies furnishing services to the Fund. The daily operation of the Fund is delegated to the officers of the Fund and the Adviser subject always to the investment objective, restrictions, and policies of the Fund and to the general supervision of the Board. Officers of the Fund are affiliated with either the Adviser or another of the Fund’s service providers. While each such officer intends to devote what he or she and the Board believe to be enough professional time to the duties and responsibilities of the particular officer position of the Fund, such officer’s services are not exclusive to the Fund and such officer may provide similar services to other entities.

The names and business addresses of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years are set forth under “Management of the Fund” in the SAI.

The Adviser

Lind Capital Partners, LLC, an Illinois limited liability company, serves as the investment adviser to the Fund and is registered as an investment adviser with the SEC under the Investment Advisers Act of 1940. The Adviser’s address is 500 Davis Center, Suite 1004, Evanston, IL 60201. The Adviser was founded in 2008.

Portfolio Managers. J. Robert Lind is a founding member of the Adviser and the portfolio manager primarily responsible for managing the Fund’s assets. Mr. Lind has over 40 years of experience in the municipal bond market. Mr. Lind has a B.A. in History from Kenyon College and an MBA in Finance and Accounting from the University of Chicago.

Anthony Chun, CFA is primarily responsible for credit research and portfolio management of the Fund. Mr. Chun has 13 years of experience in the municipal bond market and corporate finance. Mr. Chun has a B.A. in Economics from Kenyon College and is a CFA Charterholder.

Jon Lind is primarily responsible for trading, execution, and portfolio management of the Fund. Mr. Lind has 14 years of experience in the municipal bond market. Mr. Lind has a B.A. in Political Science from Miami University (OH).

The SAI provides additional information about the portfolio managers’ compensation, other accounts managed by them and their ownership of securities of the Fund.

From time to time a manager, analyst, or other Adviser employee may express views regarding a particular company, security, industry, or market sector. The views expressed by any such person are the views of only that individual as of the time expressed and do not necessarily represent the views of the Adviser or any other person in the Adviser organization. Any such views are subject to change at any time based upon market or other conditions and the Adviser disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for the Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of the Fund.

Investment Advisory Agreement. The Adviser provides its services under the oversight of the Fund’s Board pursuant to the Advisory Agreement. Under the terms of the Advisory Agreement, the Adviser implements the overall investment strategy of the Fund; provides facilities and personnel, including officers required for the operations of the Fund; facilitates the preparation of various regulatory filings; liaises with regulators or exchange personnel as appropriate; invests and reinvests the assets of the Fund by selecting the securities, instruments and other investments and techniques that the Fund may purchase, sell or use; and fulfills certain regulatory compliance responsibilities.

The Fund has contractually agreed to pay the Adviser at the end of each calendar month an Advisory fee based on the Fund’s average daily net assets (the “Advisory Fee”). The Advisory Fee rate is 1.00%.

A discussion of the factors considered by the Board in its approval of the Fund’s Advisory Agreement with the Adviser, including the Board’s conclusions with respect thereto, is available in the Fund’s report filed on Form N-CSR for the fiscal period ended July 31, 2024, which is available on the Fund’s website at https://www.lcpmx.com/ and on the SEC’s website at https://www.sec.gov/.

Portfolio Holdings

The Fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal quarter as an exhibit to its reports on Form N-PORT, which is available on the Fund’s website at https://www.lcpmx.com/ or on the SEC’s website at https://www.sec.gov/.

9

Fund Performance

Simultaneous with the commencement of the Fund’s operations, Backcountry Investment Partnership, LP (the “Predecessor Fund”) and Backcountry Investment Partnership 3, LP (the “Predecessor 3 Fund”) each reorganized with and transferred substantially all its assets into the Fund. Each of the Predecessor Fund and the Predecessor 3 Fund maintains an investment objective, strategies, policies, guidelines, and restrictions that are, in all material respects, equivalent to those of the Fund. The Fund, the Predecessor Fund, and the Predecessor 3 Fund share the same investment manager and portfolio managers. The Predecessor 3 Fund has been determined to be the performance survivor of the reorganization into the Fund.

The Predecessor Fund and Predecessor 3 Fund commenced operations on April 15, 2010 and June 1, 2017, respectively, and each has been managed by the Adviser for all periods shown below. The Predecessor Fund and Predecessor 3 Fund are each a private fund excluded from the definition of “investment company” pursuant to Section 3(c)(7) of the 1940 Act that were created and pursue substantially similar investment strategies to the Fund. The performance quoted below is that of the Predecessor 3 Fund and reflects the gross fees and expenses incurred by the Predecessor 3 Fund. The performance returns of the Predecessor 3 Fund are unaudited and are calculated by the Adviser on a total return basis. After-tax performance returns are not included for the Predecessor 3 Fund. The Predecessor 3 Fund was a privately placed fund, was not registered under the 1940 Act, and was not subject to certain investment limitations, diversification requirements, and other restrictions imposed by the 1940 Act and the Code, which, if applicable, may have adversely affected its performance.

Past performance is no indication of future returns.

Performance as of December 31, 2024

	1 Year	5 Year	Since Inception[1]
Return Before Taxes	6.83%	2.21%	3.34%
Return After Taxes on Distributions	6.83%	2.21%	3.33%
Return After Taxes on Distributions and Sale of Fund Shares	6.28%	2.40%	3.08%
Bloomberg High Yield Municipal Bond Index[2] (reflects no deductions for fees, expenses or taxes)	6.32%	2.66%	4.25%

1	Inception is June 1, 2017.
2	The Bloomberg High Yield Municipal Bond Index (the “Index”) is market value-weighted and designed to measure the performance of U.S. dollar-denominated high-yield municipal bonds issues by U.S. states, the District of Columbia, U.S. territories and local governments or agencies. The Index includes fully tax-exempt investment grade, non-investment grade and non-rated bonds, but does not include defaulted securities.

10

Financial Highlights

The financial highlights table is intended to help you understand the Fund’s financial performance since the Fund’s commencement of operations. The total returns in the table represent the rate that an investor would have earned or lost on an investment in the Fund (assuming reinvestment of all dividends and distributions). The financial statements for the fiscal year ended January 31, 2025 and January 31, 2024, and the fiscal period ended January 31, 2023, were audited by Cohen & Company, Ltd., the Fund’s independent registered public accounting firm, whose report, along with the Fund’s financial statements, is included in the Fund’s annual report, which is available upon request by calling the Fund at 833-615-3031, or at the Fund’s website https://www.lcpmx.com/.

Lind Capital Partners Municipal Credit Income Fund

FINANCIAL HIGHLIGHTS

Per Share Data and Ratios for a Share of Beneficial Interest Outstanding Throughout the Year/Period Presented

	Year Ended	Year Ended	Period Ended
	January 31,	January 31,	January 31,
	2025	2024	2023(a)
Net asset value, beginning of year/period	$8.77	$8.96	$10.00

Activity from investment operations:
Net investment income(b)	0.45	0.58	0.41
Net realized and unrealized gain (loss) on investments	0.12	(0.22)	(1.06)
Total from investment operations	0.57	0.36	(0.65)
Less distributions from:
Net investment income	(0.47)	(0.55)	(0.38)
Net realized gains	-	-	(0.01)
Total distributions	(0.47)	(0.55)	(0.39)
Net asset value, end of year/period	$8.87	$8.77	$8.96

Total return(c)	6.58%	4.22%	(6.51	)%(d)

Net assets, end of year/period (000s)	$34,321	$23,593	$16,227

Ratio of gross expenses to average net assets	2.36%	2.77%	3.00	%(e)
Ratio of net expenses to average net assets	1.25%	1.25%	1.25	%(e)
Ratio of net investment income to average net assets	5.02%	6.63%	4.54	%(e)
Portfolio Turnover Rate	12%	10%	30	%(d)

(a)	Lind Capital Partners Municipal Credit Income Fund commencement of operations was February 2, 2022.
(b)	Per share amounts calculated using the average shares method, which more appropriately presents the per share data for the year/period.
(c)	Total return is calculated assuming a purchase of shares at net asset value on the first day and a sale at net asset value on the last day of the period. Distributions are assumed, for the purpose of this calculation, to be reinvested at the ex-dividend date net asset value per share on their respective payment dates. Had the Adviser not waived its fees and reimbursed expenses, total return would have been lower.
(d)	Not annualized.
(e)	Annualized.

11

Fund Expenses

In addition to the Advisory Fee, the Fund is responsible for the payment of all its other expenses incurred in the operation of the Fund, which include, among other things, interest, taxes, banking fees, expenses of legal services, expenses of the auditing and other services of its independent registered public accounting firm, the costs of shareholder meetings and of preparing, printing, and mailing proxy statements and soliciting proxies, costs of printing share certificates (if any) and shareholder reports, charges of the Fund’s custodian, charges of the transfer agent and dividend disbursing agent, charges of any provider of shareholder services and market support to the Fund, SEC fees, fees of Independent Trustees, expenses of the Trustees, the Fund’s pro rata portion of membership fees in trade organizations, its Chief Compliance Officer’s compensation, the Fund’s fidelity bond, professional liability coverage for the Fund’s Trustees and officers, expenses of qualifying the Fund for sale in various states, litigation and other extraordinary or non-recurring expenses, and other expenses properly payable by the Fund including fees payable to the Fund’s various service providers. Such expenses also will include expenses of any action, suit or other proceedings in which or in relation to which, among others, the Adviser or any Trustee is entitled to indemnity by the Fund.

In addition, the Fund is responsible for all expenses related to its investment program, including, but not limited to, all costs and expenses directly related to portfolio transactions and positions for the Fund’s account such as direct and indirect expenses associated with the Fund’s investments, and enforcing the Fund’s rights in respect of such investments, transfer taxes and premiums, taxes withheld on non-U.S. dividends, fees for data and software providers, research expenses, professional fees (including, without limitation, the fees and expenses of consultants, attorneys and experts) and, if applicable, brokerage commissions, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold but not yet purchased and margin fees.

Expense Limitation Agreement. Under an expense limitation agreement, (“ELA”) the Adviser has contractually agreed to waive its fees and reimburse expenses of the Fund, until at least May 31, 2026, to ensure that total annual fund operating expenses (excluding brokerage costs, interest, taxes, borrowing costs such as interest and dividend expense on securities sold short, Acquired Fund fees and expenses, other expenditures which are capitalized in accordance with GAAP, extraordinary expenses such as litigation and merger or reorganization costs, and other expenses not incurred in the ordinary course of such Fund’s business), will not exceed 1.25% of the Fund’s average daily net assets. The fees waived and expenses reimbursed are subject to recoupment by the Adviser within 36 months after the date on which the waiver or reimbursement occurred. The Fund will make repayments to the Adviser only if the recoupment does not cause the Fund’s expense ratio (after repayment is considered) to exceed both: (i) the Fund’s expense limitation in place at the time such amounts were waived or reimbursed, and (ii) the Fund’s current expense limitation. This ELA may be terminated only by the Fund’s Board on 60 days’ written notice to the Adviser. Reimbursement or waiver arrangements can decrease expenses and boost performance.

The Adviser has incurred organizational and offering costs on the Fund’s behalf and is entitled to receive reimbursement for such from the Fund under the ELA. The reimbursement to the Adviser for organizational and offering costs will be borne by the Shareholders. Organization costs include, among other things, the cost of organizing as a Delaware statutory trust, including the cost of legal services and other fees pertaining to the Fund’s organization. These costs are expensed as incurred. The Fund’s offering costs include, among other things, legal, accounting, printing and other expenses pertaining to this offering. Under U.S. generally accepted accounting principles (“GAAP”), organizational costs are charged to expense as incurred and offering costs are amortized into expense over the first 12 months of the Fund’s operations using the straight-line method. All paid and accrued organization and offering costs and will have negative effects on total returns to investors.

Use of Proceeds

The net proceeds from the sale of shares are invested by the Fund as soon as practicable after their receipt in accordance with the Fund’s investment objective and strategies and consistent with market conditions and the availability of suitable investments, subject to the Adviser’s ability to identify and acquire the portfolio securities, taking into consideration general market conditions, availability of shares, target company transaction approval and share transfer procedures. The Fund anticipates that it will invest all or substantially all the net proceeds according to its investment objectives and policies within about three months after receipt of the proceeds, depending on the amount and timing of proceeds as well as the availability of investments.

Pending the investment of the proceeds of the continuous offering pursuant to the Fund’s investment policies, a portion of such proceeds not invested in accordance with the Fund’s investment objective may be invested by the Fund in short-term, high-quality debt securities, money market funds, or cash equivalents, and any cash balance will be held by the Fund’s Custodian. Any cash balance in such account, including any interest earned, will be held by the Custodian to be invested pursuant to the Fund’s investment policies. Such custodial accounts shall be the property of the Fund and held for the benefit of all Shareholders of the Fund, and any interest accrued in such custodial account will be for the benefit of all Shareholders and not any particular Shareholder.

In addition, the Fund may maintain a portion of the proceeds of the continuous offering in cash with the Custodian to meet operational needs (including liquidity reserves necessary to comply with the 1940 Act provisions regarding interval funds and quarterly repurchase offers) or during any period in which the Adviser determines, in its sole discretion, that investment of the Fund’s assets is not in the best interests of the Fund. During such times, the Adviser will continue to receive its advisory fee subject to any expense limitation arrangements in place and such fee will likely exceed the return earned by the Fund on these investments.

12

How to Buy Shares

Minimum Initial Investment. Each investor must initially purchase a minimum of $25,000 of shares in the Fund. Purchases may be made directly from the Fund by contacting the transfer agent, by mail or bank wire. The Fund has also authorized certain institutions (including banks, trust companies, brokers, and investment advisers) to accept purchase and repurchase orders on its behalf and such institutions are authorized to designate intermediaries to accept purchase orders and repurchase orders on behalf of the Fund. Orders will be deemed to have been received when the Fund, an authorized broker, or broker-authorized designee receives the order, subject to the order being accepted by the Fund in good order. The orders will be priced at the Fund’s NAV per share next computed after the orders are received. The Fund may, at the Adviser’s sole discretion, accept accounts with less than the minimum investment amount.

Shareholder Purchases. The Fund has entered into a distribution agreement (the “Distribution Agreement”) with Ultimus Fund Distributors, LLC (the “Distributor”) to act as the distributor for the sale of shares. The Distributor serves in such capacity on a best-efforts basis. The Distributor may enter into related selling group agreements with various broker-dealers to assist in the distribution of Shares.

An investor may make purchases directly from the Fund by contacting the transfer agent, by mail, Automated Clearing House (“ACH”), or bank wire. Investors will be assessed fees for returned checks or ACH transactions and stop payment orders at prevailing rates charged by the Fund’s transfer agent. The returned check and stop payment fees are currently $25.00. The Fund has also authorized one or more brokers to accept purchase orders on its behalf and such brokers are authorized to designate intermediaries to accept purchase orders on behalf of the Fund. Orders will be deemed to have been received when the Fund, an authorized broker, or broker-authorized designee receives the order, subject to the order being accepted by the Fund in good order. The orders will be priced at the Fund’s NAV per share next computed after the orders are received. Investors may also be charged a fee by a broker or agent if Shares are purchased through a broker or agent. The Fund reserves the right to (i) refuse to accept any request to purchase Shares of the Fund for any reason or (ii) suspend its offering of Shares at any time.

Purchases In Kind. You may, if the Fund approves, purchase shares of the Fund with securities that are eligible for purchase by the Fund (consistent with the Fund’s investment objective, restrictions and policies) and that have a value that is readily ascertainable in accordance with the Fund’s valuation policies. To ascertain whether your securities will qualify to be accepted as a purchase in kind for the Fund, please contact the Fund at 833-615-3031. If accepted, the securities will be valued using the same criteria and methods for valuing securities to compute the Fund’s NAV. The Fund or the Adviser may, each in their sole discretion, determine to periodically activate or deactivate this purchase in kind option.

Regular Mail Orders. Payment for Shares must be made by check from a U.S. financial institution and payable in U.S. dollars. Cash, money orders, and traveler’s checks will not be accepted by the Fund. If checks are returned due to insufficient funds or other reasons, the investor’s purchase will be canceled, and the investor will also be responsible for any losses or expenses incurred by the Fund and the Fund’s transfer agent. The Fund will charge a $25 fee and may redeem Shares of the Fund already owned by the purchaser or shares of another identically registered account in another series of the Fund to recover any such loss. For regular mail orders, please complete a Fund Shares Application and mail it, along with a check made payable to the Fund, to:

Lind Capital Partners Municipal Credit Income Fund

c/o Ultimus Fund Solutions, LLC

225 Pictoria Drive, Suite 450,

Cincinnati, OH 45246

The application must contain a valid Social Security Number (“SSN”) or Taxpayer Identification Number (“TIN”). If an investor has applied for a SSN or TIN at the time of completing the account application but has not received the number, please indicate this on the application and include a copy of the form applying for the SSN or TIN. Taxes are not withheld from distributions to U.S. investors if certain IRS requirements regarding the SSN or TIN are met and the Fund has not been notified by the IRS that the investor is subject to back-up withholding.

By sending a check to the Fund, investors should be aware that they are authorizing the Fund to make a one-time electronic debit from their account at the financial institution indicated on their check. The bank account will be debited as early as the same day the Fund receives payment in the amount of the investor’s check. The original check will be destroyed once processed, and the investor will not receive the canceled check back. If the Fund cannot post the transaction electronically, the investor authorizes the Fund to present an image copy of the check for payment.

13

Bank Wire Orders. Purchases may be made through bank wire orders only if the total order amount is $100,000 or higher. To establish a new account by wire, please call the Fund at 833-615-3031for instructions.

Subsequent Investments. Shareholders may add to their account by mail, ACH, or wire at any time by purchasing Shares at the then current public offering price. The minimum subsequent investment is $250. Before adding funds by bank wire, please call the Fund at 833-615-3031for wire instructions and to advise the Fund of the investment, dollar amount, and the account identification number. Mail orders should include, if possible, the “Invest by Mail” stub that is attached to Fund confirmation statements. Otherwise, Shareholders should identify their account in a letter accompanying the purchase payment.

Automatic Investment Plan. The automatic investment plan enables Shareholders to make regular monthly or quarterly investments in Shares by ACH from their checking account. With Shareholder authorization and bank approval, the Fund will automatically charge the checking account by ACH for the amount specified ($100 minimum), which will be automatically invested in Shares at the public offering price on the date specified by the Shareholder. The Shareholder may change the amount and frequency of the investment or discontinue the plan at any time by writing to the Fund.

Stock Certificates. The Fund normally does not issue stock certificates. Evidence of ownership of Shares is provided through entry in the Fund’s share registry. Investors will receive periodic account statements (and, where applicable, purchase confirmations) that will show the number of Shares owned.

Periodic Repurchase Offers

The Fund is a closed-end interval fund and, to provide liquidity and the ability to receive the NAV on a disposition of at least a portion of Shares, makes quarterly offers to repurchase Shares. No Shareholder will have the right to require the Fund to repurchase its Shares, except as permitted by the Fund’s interval structure. No public market for the Shares exists, and none is expected to develop in the future. Consequently, Shareholders will not be able to liquidate their investment other than as a result of repurchases of their Shares by the Fund, and then only on a limited basis.

The Fund is an “interval fund,” a type of fund which, to provide liquidity to shareholders of the Fund (“Shareholders”), has adopted a limited repurchase policy under Rule 23c-3 of the 1940 Act to make quarterly offers to repurchase 5% of its outstanding Shares at the NAV per share, reduced by any applicable repurchase fee. Although the Fund will offer to repurchase Shares on a quarterly basis in accordance with the Fund’s repurchase policy, the Fund will not otherwise be required to repurchase or redeem Shares at the option of a Shareholder nor will Shares be exchangeable for units, interests or shares of any other fund. It is also possible that a repurchase offer may be oversubscribed, with the result that Shareholders may be able to have only a portion of their Shares repurchased. The Fund reserves the right to honor any request for redemption by making payment in whole or in part with readily market securities chosen by the Fund and valued in the same way as they would be valued for purposes of computing the Fund’s NAV. Additionally, redemptions and dividends that exceed the Fund’s earnings and profits represent a return of capital (i.e., a return of a portion of a Shareholder’s original investment in the Shares). If the Fund’s distributions are funded from offering proceeds or borrowings, such distributions may constitute a return of capital and reduce the amount of capital available to the Fund for investment. A return of capital is not a return that is based on the performance of the Fund. The Fund has not established any limits on the extent to which the Fund may use offering proceeds to fund distributions. See ”Risk Factors and Special Considerations”, “Quarterly Repurchase of Shares”, and “Distributions and Dividends”. The Fund will hold cash and cash equivalent securities (such as Treasuries or money market funds) in an amount that is enough to meet its quarterly redemption obligations.

In addition, the Fund’s Board may, in accordance with Rule 23c-3, determine that it is in the best interests of the Fund and its Shareholders to suspend quarterly repurchase offers, which would further reduce the ability of Shareholders to redeem their Shares. Even though the Fund will endeavor to make quarterly repurchase offers to repurchase a portion of the Shares to provide some liquidity to Shareholders, you should consider the Shares to be illiquid. If, and to the extent that, a public trading market ever develops, shares of closed-end investment companies frequently trade at a discount from their NAV per share and initial offering prices. The Shares are appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. Because investors will be unable to sell their Shares or have them repurchased immediately, investors will find it difficult to reduce their exposure on a timely basis during a market downturn. The Fund reserves the right to honor any request for redemption by making payment in whole or in part with readily market securities chosen by the Fund and valued in the same way as they would be valued for purposes of computing the Fund’s NAV. See “Risk Factors and Special Considerations.” Given the nature of the Fund’s investments, the Fund is not intended to be a significant portion of the investor’s portfolio; rather, the Fund should represent only that portion of the investor’s portfolio that is allocated to high-yield investments.

Repurchase Dates. The Fund will make quarterly repurchase offers every three months. As discussed below, the date on which the repurchase price for Shares is determined will occur no later than the 14th day after the final day on which Shareholders may submit a repurchase request of their Shares (the “Repurchase Request Deadline”) (or the next Business Day, if the 14th day is not a Business Day).

14

Repurchase Request Deadline. The date by which Shareholders wishing to tender Shares for repurchase must respond to the repurchase offer typically falls seven days before the Repurchase Pricing Date (defined below). When a repurchase offer commences, the Fund sends, at least 21 days before and no more than 42 days before the Repurchase Request Deadline, written notice to each Shareholder setting forth, among other things:

(a)	the percentage of outstanding Shares that the Fund is offering to repurchase and how the Fund will purchase Shares on a pro rata basis if the offer is oversubscribed;

(b)	the date of the Repurchase Request Deadline;

(c)	the date that will be used to determine the Fund’s NAV applicable to the repurchase offer (the “Repurchase Pricing Date”);

(d)	the date by which the Fund will pay to Shareholders the proceeds from their Shares accepted for repurchase;

(e)	the NAV of the Shares as of a date no more than seven days before the date of the written notice and the means by which Shareholders may ascertain the NAV;

(f)	the procedures by which Shareholders may tender their Shares and the right of Shareholders to withdraw or modify their tenders before the Repurchase Request Deadline;

(g)	the circumstances in which the Fund may suspend or postpone the repurchase offer; and

(h)	the repurchase offer amount and any applicable fees to such repurchase.

This notice may be included in a Shareholder report or other Fund document. The Repurchase Request Deadline will be strictly observed. If a Shareholder fails to submit a repurchase request in good order by the Repurchase Request Deadline, the Shareholder will be unable to liquidate Shares until a subsequent repurchase offer, and will have to resubmit a request in the next repurchase offer. Shareholders may withdraw or change a repurchase request with a proper instruction submitted in good order at any point before the Repurchase Request Deadline.

Determination of Repurchase Price and Payment for Shares. The Repurchase Pricing Date will occur no later than the 14th day after the Repurchase Request Deadline (or the next business day if the 14th day is not a Business Day). The Fund expects to distribute payment to Shareholders between one and three Business Days after the Repurchase Pricing Date and will distribute such payment no later than seven calendar days after such date. The repurchase price is the Fund’s NAV per Share. The Fund’s NAV per Share may change materially between the date a repurchase offer is mailed and the Repurchase Request Deadline, and it may also change materially between the Repurchase Request Deadline and Repurchase Pricing Date. The method by which the Fund calculates the NAV is discussed above under “Net Asset Value.” During the period an offer to repurchase is open, Shareholders may obtain the current NAV through the Fund’s website at www.lcpmx.com or by calling the Fund’s transfer agent at 833-615-3031.

Suspension or Postponement of Repurchase Offers. The Fund may suspend or postpone a repurchase offer in limited circumstances set forth in Rule 23c-3 under the 1940 Act, as described below, but only with the approval of a majority of the Independent Trustees. The Fund may suspend or postpone a repurchase offer only: (i) if making or effecting the repurchase offer would cause the Fund to lose its status as a RIC under the Code; (ii) for any period during which the New York Stock Exchange (“NYSE”) or any other market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (iii) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (iv) for such other periods as the SEC may by order permit for the protection of Shareholders of the Fund.

Oversubscribed Repurchase Offers. There is no minimum number of Shares that must be tendered before the Fund will honor repurchase requests. However, the Board shall set for each repurchase offer a maximum percentage of Shares that may be repurchased by the Fund, which is 5% of the Fund’s outstanding Shares. In the event a repurchase offer by the Fund is oversubscribed, the Fund may repurchase, but is not required to repurchase, additional Shares up to a maximum amount of 2% of the outstanding Shares. If the Fund determines not to repurchase additional Shares beyond the repurchase offer amount, or if Shareholders tender an amount of Shares greater than that which the Fund is entitled to repurchase, the Fund will repurchase the Shares tendered on a pro rata basis.

If any Shares that a Shareholder wishes to tender to the Fund are not repurchased because of proration, the Shareholder will have to wait until the next repurchase offer and resubmit a new repurchase request, and the Shareholder’s repurchase request will not be given any priority over other Shareholders’ requests. Thus, there is a risk that the Fund may not purchase all the Shares that a Shareholder wishes to have repurchased in a given repurchase offer or in any subsequent repurchase offer. In anticipation of the possibility of proration, some Shareholders may tender more Shares than they wish to have repurchased in a particular quarter, increasing the likelihood of proration.

15

There is no assurance that a Shareholder will be able to tender its Shares when or in the amount that the Shareholder desires.

Consequences of Repurchase Offers. From the time the Fund distributes or publishes each repurchase offer notification until the Repurchase Pricing Date for that offer, the Fund intends to maintain liquid assets in excess of the gross estimated value of the percentage of its Shares subject to the repurchase offer. For this purpose, “liquid assets” means assets that may be sold or otherwise disposed of in the ordinary course of business, at approximately the price at which the Fund values them, within the period between the Repurchase Request Deadline and the repurchase payment deadline, or which mature by the repurchase payment deadline. The Fund anticipates that liquid assets for these purposes will typically consist of cash and Cash Equivalents. The Fund is also permitted to borrow up to the maximum extent permitted under the 1940 Act. Such borrowings, in the form of a line of credit, could be used to fund repurchase offers to the extent the Fund’s then current cash position can be better deployed within the portfolio. Under the 1940 Act, the Fund can borrow up to 33 1/3% of its total assets (including borrowed monies); it is required to maintain at all times an asset coverage of at least 300% of the amount of its borrowings.

If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect Shareholders who do not tender their Shares by increasing the Fund’s expenses and reducing any net investment income. There is no assurance that the Fund will be able sell a significant amount of additional Shares so as to mitigate these effects. The Board has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund does not comply with these liquidity requirements, the Board will take whatever action it deems appropriate to ensure compliance.

These and other possible risks associated with the Fund’s repurchase offers are described under “Non-Listed Closed-End Fund Structure – Repurchase Offers Risk” below. In addition, the repurchase of Shares by the Fund will be a taxable event to Shareholders, potentially even to those Shareholders that do not participate in the repurchase. For a discussion of these tax consequences, see “Taxation” below and “Tax Aspects” in the SAI.

How to Transfer Shares

Transfers of Shares. Shares may be transferred only:

(a)	By operation of law as a result of the death, bankruptcy, insolvency, adjudicated incompetence or dissolution of the Shareholder;

(b)	As permitted by the Trust’s and Transfer Agent’s policies; or

(c)	Under certain limited circumstances, with the written consent of the Fund, which may be withheld in its sole discretion and is expected to be granted, if at all, only under extenuating circumstances.

A Shareholder transferring Shares may be charged reasonable expenses, including attorneys’ and accountants’ fees, incurred by the Fund in connection with the transfer.

In transferring Shares, a Shareholder agrees to indemnify and hold harmless the Fund, the Board, the Adviser, each other Shareholder and any of their affiliates against all losses, claims, damages, liabilities, costs and expenses (including legal or other expenses incurred in investigating or defending against any losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement), joint or several, to which those persons may become subject by reason of, or arising from, any transfer made by that Shareholder in violation of these provisions or any misrepresentation made by that Shareholder or a substituted Shareholder in connection with any such transfer.

Risks Related to Interval Fund Structure

Liquidity Risks. The Fund is a non-diversified closed-end management investment company designed primarily for long-term investors and is not intended to be a trading vehicle. An investor should not invest in the Fund if the investor needs a liquid investment. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their Shares daily at a price based on the NAV.

Limitations on Transfer; Shares Not Listed; No Market for Shareholder Shares. The transferability of Shares is subject to certain restrictions contained in the Fund’s Agreement and Declaration of Trust and is affected by restrictions imposed under applicable securities laws. The Shares are not traded on any national securities exchange or other market. No market currently exists for the Fund’s Shares, and the Fund contemplates that one will not develop. Fund Shares are, therefore, not readily marketable. Although the Fund will conduct quarterly repurchases of Fund Shares, no assurances can be given that the Fund will not suspend the offer in accordance with Rule 23c-3(b)(3)(1). Consequently, Fund Shares should only be acquired by investors able to commit their funds for an indefinite period.

16

Repurchase Offers Risk. As described under “Quarterly Repurchase of Shares”, the Fund is an “interval fund” and, to provide liquidity to Shareholders, the Fund, subject to applicable law, will conduct quarterly repurchase offers of the Fund’s outstanding Shares at NAV, subject to approval of the Board. Repurchases will be for 5% of the Fund’s outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act.

●	The Fund believes that these repurchase offers are generally beneficial to the Shareholders and the repurchases generally will be funded from available cash. However, repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance.

●	To the extent the Fund finances repurchase amounts by selling Fund investments, the Fund may hold a larger proportion of its assets in less liquid securities. Moreover, reduction in the size of the Fund through repurchases may result in untimely sales of portfolio securities (with associated imputed transaction costs, which may be significant), and may limit the ability of the Fund to participate in new investment opportunities or to achieve its investment objective.

●	Repurchases of the Fund’s Shares will reduce the number of outstanding Shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional Shares are not sold, and expenses otherwise remain the same (or increase).

●	The Fund may accumulate cash by holding back (i.e., not reinvesting) payments received in connection with the Fund’s investments. Although the Fund intends to maintain liquid assets in excess of the gross estimated value of the percentage of its Shares subject to the repurchase offer, if at any time liquid assets held by the Fund are not sufficient to meet the Fund’s repurchase obligations, the Fund will sell investments, though the price received may be lower than the value of the investments as determined by the Fund, which would cause the Fund to realize losses.

●	If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect Shareholders who do not tender their Shares by increasing the Fund’s expenses and reducing any net investment income. In each case, such actions may reduce the Fund’s NAV.

●	If a repurchase offer is oversubscribed, the Board may determine to increase the amount repurchased by up to 2% of the Fund’s outstanding Shares as of the date of the Repurchase Request Deadline. If the Board determines not to repurchase more than the repurchase offer amount, or if Shareholders tender more than the repurchase offer amount plus 2% of the Fund’s outstanding Shares as of the date of the Repurchase Request Deadline, the Fund will repurchase the Shares tendered on a pro rata basis, and Shareholders will have to wait until the next repurchase offer to make another repurchase request. As a result, Shareholders may be unable to liquidate all or a given percentage of their investment in the Fund during a particular repurchase offer. Some Shareholders, in anticipation of proration, may tender more Shares than they wish to have repurchased in a particular quarter, thereby increasing the likelihood that proration will occur.

●	A Shareholder may be subject to market and other risks, and the NAV of Shares tendered in a repurchase offer may decline between the Repurchase Request Deadline and the date on which the NAV for tendered Shares is determined. In addition, the repurchase of Shares by the Fund may be a taxable event to Shareholders.

Voting Rights of Shareholders

Each of the Fund’s Shareholders will have the right to cast a number of votes based on the number of Shares held at any meeting of Shareholders called by the Board or Shareholders holding at least a majority of the total number of votes eligible to be cast by all Shareholders. Shareholders will be entitled to vote on any matter on which holders of equity securities of a registered investment company formed as a statutory trust under the laws of the State of Delaware would be entitled to vote, including selection of Trustees, changes to the Fund’s fundamental investment policies, and approval of the selection of any new investment Adviser to the Fund. Except for the exercise of their voting privileges, the Fund’s Shareholders will not be entitled to participate in the management or control of the Fund’s business, and may not act for or bind the Fund.

Outstanding Securities

As of April 3, 2025, the following number of Shares of the Fund was authorized for registration and outstanding:

(1)	(2)	(3)	(4)
Title of Class	Amount Authorized	Amount Held by the Fund or for its Account	Amount Outstanding Exclusive of Amount Shown Under (3)
Shares of Beneficial Interest	Unlimited	N/A	43,340,21.819

17

Calculation of Net Asset Value; Valuation

The net asset value (“NAV”) of the Fund’s Shares is determined daily, as of the close of regular trading on the National Association of Securities Dealers’ Automated Quotation System (“NASDAQ”) National Market System (normally, 4:00 p.m., Eastern time). Each Share is offered at the NAV per share next calculated after receipt of the purchase in good order. The price of the Shares increases or decreases daily according to the NAV of the Shares. The NAV of the Fund’s shares will equal, unless otherwise noted, the value of the total assets of the Fund, less all its liabilities, including accrued fees and expenses. With respect to the valuation of securities held by the Fund, the Fund will generally value such assets as described below.

The Board is responsible for the determination of the Fund’s NAV, and has delegated primary responsibility for determining or causing to be determined the value of the Fund’s securities and other assets (including any fair value pricing) to the Adviser, pursuant to the valuation procedures for the Fund (the “Valuation Procedures”), which has been adopted by the Board.

For purposes of calculating NAV, portfolio securities and other assets for which market quotations are readily available are valued at market value. A market quotation is readily available only when that quotation is a quoted price (unadjusted) in active markets for identical investments that the Fund can access at the measurement date, provided that a quotation will not be readily available if it is not reliable. Securities traded or dealt in upon one or more securities exchanges (whether domestic or foreign) for which market quotations are readily available and not subject to restrictions against resale shall be valued at the last quoted sales price on the primary exchange or, in the absence of a sale on the primary exchange, at the mean between the current bid and ask prices on the primary exchange. Securities primarily traded in NASDAQ for which market quotations are readily available shall be valued using the NASDAQ Official Closing Price.

Investments for which market quotations are not readily available are valued at fair value as determined in good faith pursuant to Rule 2a-5 under the 1940 Act. As a general principle, the fair value of a security or other asset is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Pursuant to Rule 2a-5, the Board has designated the Adviser as the valuation designee (“Valuation Designee”) for the Fund to perform the fair value determination relating to its investments. The Adviser may carry out its designated responsibilities as Valuation Designee through various teams and committees. The Valuation Designee’s policies and procedures govern the Valuation Designee’s selection and application of methodologies for determining and calculating the fair value of Fund investments. The Valuation Designee may value Fund portfolio securities for which market quotations are not readily available and other Fund assets utilizing inputs from pricing services, quotation reporting systems, valuation agents and other third-party sources (together, “Pricing Sources”).

Due to the inherent uncertainty in determining the fair value of investments for which market values are not readily available the fair value of these investments may fluctuate from period to period. In addition, such fair value may differ materially from the values that may have been used had a ready market existed for such investments and may significantly differ from the value ultimately realized by the Fund. Far valuation may require subjective determinations about the value of a security. While the Fund’s Valuation Designee’s policies and procedures are intended to result in a calculation of the Fund’s NAV that fairly reflects security values as of the time of pricing, the Fund cannot ensure that fair values accurately reflect the price that the Fund could obtain for a security if it were to dispose of that security as of the time of pricing (for instance, in a forced or distressed sale). As part of its due diligence, the Valuation Designee will attempt to obtain current information on an ongoing basis from market sources or issuers to value all fair valued securities.

With respect to any portion of the Fund’s assets that are invested in one or more open-end management investment companies registered under the 1940 Act, the Fund’s NAV is calculated based upon the NAVs of those open-end management investment companies, and the prospectuses for these companies explain the circumstances under which those companies will use fair value pricing and the effects of using fair value pricing.

Investments valued in currencies other than the U.S. dollar are converted to the U.S. dollar using exchange rates obtained from Pricing Sources. As a result of investments by the Fund or other investment vehicles accessed by the Fund, if any, in foreign securities or other instruments denominated in currencies other than the U.S. dollar, the NAV of the Fund’s Shares may be affected by changes in the value of currencies in relation to the U.S. dollar. The value of these instruments denominated in currencies other than the U.S. dollar may be affected significantly on a day that the NYSE is closed, and an investor is not able to purchase or redeem Shares.

Prospective investors should be aware that situations involving uncertainties as to the value of portfolio positions could have an adverse effect on the Fund’s NAV if the judgments of the Board or the Adviser regarding appropriate valuations should prove incorrect.

Distributions and Dividends

The Fund will declare its income from dividends, interest, and other payments (collectively, “ordinary investment income”) daily and pay ordinary investment income monthly. The Fund will distribute its short and long-term gains, if any, annually at such time as the Board determines in its sole discretion. Unless a Shareholder elects to receive distributions in cash, all distributions will be automatically reinvested in additional Shares and will be made at the NAV per share calculated on the next valuation date following the distribution. The Fund does not promise that it will achieve any level of distributions or that it will do so at a specific rate.

18

The Fund pays dividend distributions that will consist entirely of dividends that pass through the character of exempt interest earned by the Fund and are therefore not taxable to Shareholders for regular federal income tax purposes (exempt-interest dividends). The Fund may at times buy tax-exempt investments at a discount from the price at which they were originally issued, especially during periods of rising interest rates. For federal income tax purposes, some or all this market discount will be included in the Fund’s ordinary income and will be taxable to you as such when it is distributed. For investments that are not tax exempt, any related distributions are generally taxable to Shareholders.

If Fund distributions are funded from offering proceeds or borrowings, such distributions may constitute a return of capital and reduce the amount of capital available to the Fund for investment. The Fund has not established any limits on the extent to which the Fund may use offering proceeds to fund distributions. Any capital returned to Shareholders through distributions will be distributed after payment of fees and expenses. A return of capital is a return of a portion of the Shareholder’s original investment in the Fund. The portion of any distribution treated as a return of capital will not be subject to U.S. federal income tax currently, but will result in a corresponding reduction in a Shareholder’s basis in the Shares and after the adjusted basis is reduced to zero, will constitute capital gain to such Shareholder (that is, will result in an increase of a Shareholder’s tax liability) when the Shareholder later sells or exchanges Shares of the Fund.

The automatic reinvestment of dividends and distributions will not relieve participants of any income taxes that may be payable (or required to be withheld) on dividends and distributions. Since the shares are illiquid, shareholders may need other sources of cash to pay any taxes due.

The Fund might not distribute all or part of any net capital gain for a taxable year. If the Fund does not distribute all its net capital gain for a taxable year, it will pay federal income tax on the retained gain. Each Shareholder of record as of the end of the Fund’s taxable year will include in income for federal income tax purposes, as long-term capital gain, his or her share of the retained gain, will be deemed to have paid his or her proportionate share of the tax paid by the Fund on such retained gain, and will be entitled to an income tax credit or refund for that share of the tax. The Fund will treat the retained capital gain amount as a substitute for equivalent cash distributions. The Fund will send shareholders detailed tax information with respect to the Fund’s distributions annually. For more information, see the sectioned titled “Tax Considerations.”

Dividend Reinvestment Policy

Any distributions made with respect to Shares registered in the Shareholder’s name will be reinvested automatically pursuant to the Automatic Dividend Reinvestment Plan (the “Plan”) by the Fund’s Transfer Agent, which is agent under the Plan, unless the Shareholder elects to receive cash. Because the Advisory fee is based on the Fund’s daily net assets, distributions automatically reinvested by the Fund’s Transfer Agent will increase the Advisory fee paid to the Adviser. Distributions with respect to Shares registered in the name of a broker-dealer or other nominee (that is, in “street name”) will be reinvested by the broker or nominee in additional Shares under the Plan, unless the service is not provided by the broker or nominee or the Shareholder elects to receive distributions in cash. Investors who own Shares registered in street name should consult their broker-dealers for details regarding reinvestment. A participant in the Plan may elect to receive all dividends in cash by contacting the Plan agent in writing at the address specified below or by calling the Plan agent at 833-615-3031.

Under the Plan, participants in the Plan will receive newly issued Shares or Shares repurchased from Shareholders by the Fund and held as treasury stock. The number of Shares received when distributions are reinvested will be determined by dividing the amount of the distribution by the Fund’s NAV per share. The automatic reinvestment of dividends and other distributions will not relieve participants of any U.S. federal, state or local income tax that may be payable (or required to be withheld) on such dividends or other distributions.

The Plan agent maintains all Shareholder accounts in the Plan and furnishes written confirmations of all transactions in the account, including information needed by Shareholders for personal and tax records. Shares in the account of each Plan participant will be held by the Plan agent in non-certificated form in the name of the participant. Under no circumstances will certificates be issued to participants.

In the case of Shareholders such as banks, brokers or nominees, that hold Shares for others who are the beneficial owners, the Plan agent will administer the Plan on the basis of the number of Shares certified from time to time by the Shareholder as representing the total amount registered in the Shareholder’s name and held for the account of beneficial owners who participate in the Plan. A Plan participant may terminate his or her account under the Plan by notifying the Plan agent in writing to Lind Capital Partners Municipal Credit Income Fund, c/o Ultimus Fund Solutions, 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246, or by telephone at 833-615-3031. A termination will be effective immediately if notice is received by the Plan agent more than three Business Days prior to any dividend or distribution payment date. If such notice is received less than three Business Days prior to any dividend or distribution payment date, then such dividend or distributed will be reinvested, and such termination shall be effective with respect to any subsequent dividends or distributions.

19

The Fund reserves the right to amend or terminate its Plan as applied to any distribution paid after written notice of the change sent to the members of such Plan at least 30 days before the record date for such distribution. The Plan also may be amended or terminated by the Plan agent on at least 30 days’ written notice to the participants in such Plan. Neither the Fund nor the Plan agent shall be liable for any act performed in good faith or any good faith omission to act in connection with the matters discussed in this “Dividend Reinvestment Plan” section, including, without limitation, any claim of liability: (i) arising out of any failure to terminate a participant’s account, sell Shares held in the Plan, or invest dividends; or (ii) with respect to the prices at which Shares are purchased or sold for the participant’s account and the time such purchases or sales are made.

Tax Considerations

The section “Taxation of the Fund” in the SAI provides a summary of certain aspects of the U.S. federal income taxation of the Fund and the Shareholders that should be considered by a prospective Shareholder. This summary does not discuss all of the tax consequences that may be relevant to a particular investor, including an investor who holds Shares as part of a hedging, straddle, conversion, constructive sale or other integrated transaction, or to certain investors (e.g., investors subject to the alternative minimum tax, tax-exempt organizations, dealers in securities, pension plans and trusts, financial institutions, certain foreign investors and insurance companies) subject to special treatment under U.S. federal income tax laws. In addition, this summary does not specifically address the special tax consequences that may be applicable to persons who hold interests in partnerships, grantor trusts and other pass-through entities that hold Shares. This summary assumes that investors hold Shares as capital assets (generally, property held for investment).

Cost Basis Reporting. Federal law requires that investment companies report their shareholders’ cost basis, gain/loss and holding period to the Internal Revenue Service on Shareholders’ Consolidated Form 1099s when “covered” securities are sold. The Fund has chosen Average Cost as its default tax lot identification method for all shareholders. A tax lot identification method is the way the Fund will determine which specific Shares are deemed to be sold when there are multiple purchases on different dates at differing net asset values, and the entire position is not sold at one time. The Fund’s standing tax lot identification method is the method covered Shares will be reported on your Consolidated Form 1099 if you do not select a specific tax lot identification method. You may choose a method different than the Fund’s standing method and will be able to do so at the time of your purchase or upon the sale of covered Chares.

For those securities defined as “covered” under current Internal Revenue Service cost basis tax reporting regulations, the Fund is responsible for maintaining accurate cost basis and tax lot information for tax reporting purposes. The Fund is not responsible for the reliability or accuracy of the information for those securities that are not “covered.” The Fund and its service providers do not provide tax advice. Investors should consult independent sources, which may include a tax professional, with respect to decisions with respect to choosing a tax lot identification method.

Independent Registered Public Accounting Firm

The independent registered public accounting firm of the Fund is Cohen & Company, Ltd., located at 1835 Market Street, Suite 310, Philadelphia, PA 19103.

Additional Information

This Prospectus constitutes part of a Registration Statement filed by the Fund with the SEC under the Securities Act and the 1940 Act. This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Fund and the Shares offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by such reference. The complete Registration Statement may be obtained from the SEC upon payment of the fee prescribed by its rules and regulations or free of charge through the SEC’s web site at https://www.sec.gov/.

Inquiries concerning the Fund and its Shares should be directed to Lind Capital Partners Municipal Credit Income Fund, c/o Ultimus Fund Solutions, LLC, 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246, or by calling the Fund at 833-615-3031.

20

STATEMENT OF ADDITIONAL INFORMATION

LIND CAPITAL PARTNERS MUNICIPAL CREDIT INCOME FUND

Ticker Symbol: LCPMX

May 30, 2025

c/o Lind Capital Partners, LLC 500 Davis Center, Suite 1004

Evanston, IL 60201

Lind Capital Partners Municipal Credit Income Fund (the “Fund”) is a non-diversified, closed-end management investment company operating as an “interval fund.” This Statement of Additional Information (“SAI”) relating to shares of the Fund (“Shares”) does not constitute a prospectus. Still, shareholders should read it in conjunction with the prospectus dated May 30, 2025 (the “Prospectus”). Capitalized terms used but not defined in this SAI have the meanings ascribed to them in the Prospectus.

This SAI does not include all information that a prospective investor should consider before purchasing Shares of the Fund, and investors should obtain and read the Prospectus before purchasing such Shares. The Fund issues an annual report (“Annual Report”) after the end of each fiscal year that includes a report from the Fund’s management on the Fund’s operation and performance, and the Fund’s Annual Financial Statements are included in Form N-CSR.

Financial information from the Fund’s most recent annual financial statements is incorporated by reference into this SAI. Copies of the Fund’s Prospectus and the Annual Report may be obtained without charge by (i) calling the Fund at 833-615-3031; (ii) writing the Fund’s distributor, Ultimus Fund Solutions, LLC, 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246; (iii) visiting the Fund’s website at https://www.lcpmx.com; or (iv) visiting the Securities and Exchange Commission’s website at https://www.sec.gov.

i

TABLE OF CONTENTS

The Fund	1
Investment Objectives and Policies	1
Fundamental Investment Policies and Restrictions	24
Other Fundamental Investment Policies and Restrictions	25
Non-Fundamental Investment Policies and Restrictions	25
Portfolio Turnover	25
Management of the Fund	25
Trustees and Officers	26
Board Committees	28
Shareholder Communications to the Board	29
The Adviser	29
Investment Advisory Agreement	30
Portfolio Managers	31
Portfolio Transactions and Brokerage Allocation	34
Description of Shares	34
Tax Aspects	35
Taxation of the Fund	35
U.S. Shareholders	39
Non-U.S. Shareholders	41
Backup Withholding	44
Tax Treatment of Investments	45
Other Service Providers	46
Administrator and Compliance Services	46
Distributor	46
Independent Registered Public Accounting Firm	46
Legal Counsel	47
Custodian	47
Code of Ethics	47
Proxy Voting Policy and Proxy Voting Record	47
Fiscal Year	47
Control Persons and Principal Shareholders	47
Financial Statements	48
Additional Information	48
APPENDIX A – Proxy Voting Policies and Procedures	49

ii

STATEMENT OF ADDITIONAL INFORMATION

Lind Capital Partners Municipal Credit Income Fund (the “Fund”) was formed as a Delaware statutory trust on May 13, 2021, and is registered under the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”) as a closed-end, non-diversified management investment company operating as an “interval fund.” Lind Capital Partners, LLC serves as the Fund’s investment adviser (the “Adviser”).

INVESTMENT OBJECTIVES AND POLICIES

The Prospectus presents the investment objectives and the principal investment strategies and risks of the Fund. This section supplements the disclosure in the Prospectus and provides additional information on the Fund’s investment policies or restrictions. Restrictions or policies stated as a maximum percentage of the Fund’s assets are only applied immediately after a portfolio investment to which the policy or restriction is applicable (other than the limitation on borrowing). Accordingly, any later increase or decrease in a percentage resulting from a change in values, net assets or other circumstances will not be considered in determining whether the investment complies with the Fund’s restrictions and policies.

ADDITIONAL INFORMATION ON INVESTMENTS, STRATEGIES AND RISKS

This section provides additional information about various types of investments and investment techniques that may be employed by the Fund in which the Fund invests. Many of the investments and techniques described in this section may be based in part on the existence of a public market for the relevant securities. To that extent, such investments and techniques are not expected to represent the principal investments or techniques of the majority of the Fund. There are few limits on the types of investments the Fund may make. Accordingly, the descriptions in this section cannot be comprehensive. Any decision to invest in the Fund should take into account that the Fund has similarly broad latitude in the kinds of investments it may make (subject to the fundamental policies described above) and (iii) that all such investments will be subject to related risks, which can be substantial.

Debt securities and related investments. Investment grade debt securities are those rated “BBB” or higher by Standard & Poor’s Ratings Group (“Standard & Poor’s”) or the equivalent rating of other nationally recognized statistical rating organizations (“NRSROs”). Debt securities rated BBB are considered medium- grade obligations with speculative characteristics, and adverse economic conditions or changing circumstances may weaken the issuer’s ability to pay interest and repay principal.

Below investment grade debt securities are those rated “BB” and below by Standard & Poor’s or the equivalent rating of other NRSRO. See “Appendix A” for a description of rating categories.

Below investment grade debt securities or comparable unrated securities are commonly referred to as high- yield bonds or “junk bonds” and are considered predominantly speculative and may be questionable as to principal and interest payments. Changes in economic conditions are more likely to lead to a weakened capacity to make principal payments and interest payments. The issuers of high-yield securities also may be more adversely affected than issuers of higher-rated securities by specific corporate or governmental developments. Such securities may also be impacted by the issuers’ inability to meet specific projected business forecasts. The amount of high-yield securities outstanding has proliferated as an increasing number of issuers have used high-yield securities for corporate financing. Factors having an adverse impact on the market value of lower quality securities will have an adverse effect on the Fund’s net asset value (“NAV”) to the extent that it invests in such securities. In addition, the Fund may incur additional expenses to the extent it is required to seek recovery upon a default in payment of principal or interest on its portfolio holdings or to take other steps to protect its investment in an issuer.

The secondary market for high-yield securities is not usually as liquid as the secondary market for more highly rated securities, a factor which may have an adverse effect on the Fund’s ability to dispose of a particular security when necessary to meet its liquidity needs. Under adverse market or economic conditions, such as those recently prevailing, the secondary market for high-yield securities could contract further, independent of any specific adverse changes in the condition of a particular issuer. As a result, the Fund could find it more difficult to sell these securities or may be able to sell the securities only at prices lower than if such securities were widely traded. Prices realized upon the sale of such lower rated or unrated securities, under these and other circumstances, may be less than the prices used in calculating the Fund’s NAV per share.

Since investors generally perceive that there are greater risks associated with high-yield debt securities of the type in which the Fund may invest, the yields and prices of such securities may tend to fluctuate more than those for higher-rated securities. In the lower quality segments of the debt securities market, changes in perceptions of issuers’ creditworthiness tend to occur more frequently and in a more pronounced manner than do changes in higher quality segments of the debt securities market, resulting in greater yield and price volatility.

High-yield and comparable unrated debt securities tend to offer higher yields than higher-rated securities with the same maturities because the historical financial condition of the issuers of such securities may not have been as strong as that of other issuers. However, high-yield securities generally involve greater risks of loss of income and principal than higher rated securities.

For purposes of the Fund’s credit quality policies, if a security receives different ratings from NRSROs, the Fund will use the rating chosen by the portfolio manager as most representative of the security’s credit quality. The ratings of NRSROs represent their opinions as to the quality of the securities that they undertake to rate and may not accurately describe the risk of the security. If an NRSRO changes the quality rating assigned to one or more of the Fund’s portfolio securities, the Adviser will consider if any action is appropriate considering the Fund’s investment objectives and policies.

U.S. government securities. U.S. government securities in which the Fund invests include debt obligations of varying maturities issued by the U.S. Treasury or issued or guaranteed by an agency, authority or instrumentality of the U.S. government, including the Federal Housing Administration, Federal Financing Bank, Farm Service Agency, Export-Import Bank of the U.S., Small Business Administration, Government National Mortgage Association (“GNMA”), General Services Administration, National Bank for Cooperatives, Federal Farm Credit Banks, Federal Home Loan Banks (“FHLBs”), Federal Home Loan Mortgage Corporation (“FHLMC”), Federal National Mortgage Association (“FNMA”), Maritime Administration, Tennessee Valley Authority and various institutions that previously were or currently are part of the Farm Credit System (which has been undergoing reorganization since 1987). Some U.S. government securities, such as U.S. Treasury bills, Treasury notes and Treasury bonds, which differ only in their interest rates, maturities, and times of issuance, are supported by the full faith and credit of the United States government. Others are supported by: (i) the right of the issuer to borrow from the U.S. Treasury, such as securities of the FHLBs; (ii) the discretionary authority of the U.S. government to purchase the agency’s obligations, such as securities of FNMA; or (iii) only the credit of the issuer. Such debt securities are subject to the risk of default on the payment of interest and/or principal, similar to debt of private issuers. The maximum potential liability of some U.S. government securities may greatly exceed their current resources, including any legal right to support from the U.S. government. Although the U.S. government provided financial support to FNMA and FHLMC in the past, no assurance can be given that the U.S. government will provide financial support in the future to these or other U.S. government agencies, authorities or instrumentalities that are not supported by the full faith and credit of the United States government. Securities guaranteed as to principal and interest by the U.S. government, its agencies, authorities, or instrumentalities include: (i) securities for which the payment of principal and interest is backed by an irrevocable letter of credit issued by the U.S. government or any of its agencies, authorities, or instrumentalities; and (ii) participations in loans made to non-U.S. governments or other entities that are so guaranteed. The secondary market for certain loan participations described above is limited and, therefore, the participations may be regarded as illiquid.

U.S. government securities may include zero coupon securities that may be purchased when yields are attractive or to enhance portfolio liquidity. Zero coupon U.S. government securities are debt obligations that are issued or purchased at a significant discount from face value. The discount approximates the total amount of interest the security will accrue and compound over the period until maturity or the particular interest payment date at a rate of interest reflecting the market rate of the security at the time of issuance. Zero coupon U.S. government securities do not require the periodic payment of interest. These investments may experience greater volatility in market value than U.S. government securities that make regular payments of interest. The Fund accrues income on these investments for tax and accounting purposes, which is distributable to shareholders and which, because no cash is received at the time of accrual, may require the liquidation of other portfolio securities to satisfy the Fund’s distribution obligations, in which case the Fund will forgo the purchase of additional income producing assets with these funds. Zero coupon U.S. government securities include STRIPS and CUBES, which are issued by the U.S. Treasury as component parts of U.S. Treasury bonds and represent scheduled interest and principal payments on the bonds.

Convertible debt securities. The Fund may invest in convertible debt securities that are debt obligations convertible at a stated exchange rate or formula into common stock or other equity securities. Convertible securities rank senior to common stocks in an issuer’s capital structure and consequently may be of higher quality and entail less risk than the issuer’s common stock. As with all debt securities, the market values of convertible securities tend to increase when interest rates decline and, conversely, tend to decline when interest rates increase. Depending on the relationship of the conversion price to the market value of the underlying securities, convertible securities may trade more like equity securities than debt securities.

A convertible security entitles the holder to receive interest that is generally paid or accrued until the convertible security matures, or is redeemed, converted, or exchanged. Convertible securities have unique investment characteristics, in that they generally: (i) have higher yields than common stocks, but lower yields than comparable non-convertible securities; (ii) are less subject to fluctuation in value than the underlying common stock due to their fixed-income characteristics; and (iii) provide the potential for capital appreciation if the market price of the underlying common stock increases. A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instruments. If a convertible security held by the Fund is called for redemption, it will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party. Any of these actions could result in losses to the Fund.

Investments in Puerto Rico municipal securities. The Fund may invest in municipal securities issued in Puerto Rico, subject to market, economic and political conditions. Municipal securities of issuers located in the Commonwealth of Puerto Rico may be affected by political, social, and economic conditions in Puerto Rico. Puerto Rico’s economy has been in a recession since late 2006, which has contributed to a steep increase in unemployment rates, funding shortfalls of state employees’ retirement systems, a budget deficit resulting from a structural imbalance, and reduced government revenues. In May 2017, Puerto Rico made a filing in the U.S. District Court in Puerto Rico to commence a debt restructuring process similar to that of a traditional municipal bankruptcy. Puerto Rico had previously defaulted on certain agency debt payments and the Governor had warned of its inability to meet additional pending obligations, including under general obligation bonds. The debt restructuring process commenced by Puerto Rico is under a new federal law for insolvent U.S. territories, called Promesa. Puerto Rico’s case will be the first ever heard under Promesa for which there is no existing body of court precedent. Accordingly, Puerto Rico’s debt restructuring process could take significantly longer than recent municipal bankruptcy proceedings adjudicated pursuant to Chapter 9 of the U.S. Bankruptcy Code. It is not clear whether a debt restructuring process will ultimately be approved or, if so, the extent to which it will apply to Puerto Rico municipal securities sold by an issuer other than the Commonwealth. A debt restructuring could reduce the principal amount due, the interest rate, the maturity, and other terms of Puerto Rico municipal securities. These changes, as well as the delay imposed by the debt restructuring process itself, could adversely affect the value of Puerto Rico municipal securities. The court filing made by Puerto Rico could also have a negative impact on the value of Puerto Rico municipal securities that are not subject to the debt restructuring process. In addition, Puerto Rico municipal securities remain subject to all the other risks applicable to fixed income securities, including the risk of non-payment. To the extent that the Fund holds any Puerto Rico municipal securities, it may lose some or all the value of those investments. These challenges and uncertainties have been exacerbated by Hurricane Maria, which directly hit Puerto Rico on September 20, 2017, causing significant damage to the island’s infrastructure (including water, power, and telecommunications) and to governmental, personal, and business property. Moody’s Analytics has estimated that the island suffered tens of billions of dollars in hurricane-related damages. It is unknown what impact this disaster will have on the ongoing efforts to restructure Puerto Rico’s debt.

Municipal lease obligations. Municipal lease obligations or installment purchase contract obligations (collectively, “lease obligations”) have special risks not ordinarily associated with other tax-exempt bonds. Although lease obligations do not constitute general obligations of the municipality for which the municipality’s taxing power is pledged, a lease obligation ordinarily is backed by the municipality’s covenant to budget for, appropriate and make the payments due under the lease obligations. However, certain lease obligations contain “non-appropriation” clauses which provide that the municipality has no obligation to make lease or installment purchase payments in future years unless money is appropriated for such purpose on a yearly basis. In addition to the non-appropriation risk, these securities represent a relatively new type of financing that has not yet developed the depth of marketability associated with more conventional bonds. Although non-appropriation lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult. The Fund will seek to minimize these risks.

In determining the liquidity of municipal lease obligations, the Adviser, under guidelines established by the Fund’s Board of Trustees (the “Board”), will consider: (1) the essential nature of the leased property and

(2) the likelihood that the municipality will discontinue appropriating funding for the leased property because the property is no longer deemed essential to the operation of the municipality.

If leased property is determined not to be essential in nature or if there is a likelihood that the municipality will discontinue appropriating funding, then the following factors will also be considered in determining liquidity:

1.

any relevant factors related to the general credit quality of the municipality, which may include: (a) whether the lease can be canceled; (b) what assurance there is that the assets represented by the lease can be sold; (c) the strength of the lessee’s general credit (e.g., its debt, administrative, economic, and financial characteristics); and (d) the legal recourse in the event of failure to appropriate.

2.

any relevant factors related to the marketability of the municipal lease obligation which may include: (a) the frequency of trades and quotes for the obligation; (b) the number of dealers willing to purchase or sell the obligation and the number of other potential purchasers; (c) the willingness of dealers to undertake to make a market in the obligation; and (d) the nature of the marketplace trades, including the time needed to dispose of the obligation, the method of soliciting offers, and the mechanics of transfer.

Mortgage-backed securities. The Fund may invest in mortgage pass-through certificates and multiple- class pass-through securities, such as real estate mortgage investment conduits (“REMIC”) pass-through certificates, collateralized mortgage obligations (“CMOs”) and stripped mortgage-backed securities (“SMBS”), and other types of mortgage-backed securities (“MBS”) that may be available in the future. An MBS is an obligation of the issuer backed by a mortgage or pool of mortgages or a direct interest in an underlying pool of mortgages. Some MBS, such as CMOs, make payments of both principal and interest at a variety of intervals; others make semiannual interest payments at a predetermined rate and repay principal at maturity (like a typical bond). MBS are based on different types of mortgages including those on commercial real estate or residential properties. MBS often have stated maturities of up to thirty years when they are issued, depending upon the length of the mortgages underlying the securities. In practice, however, unscheduled or early payments of principal and interest on the underlying mortgages may make the securities’ effective maturity shorter than this, and the prevailing interest rates may be higher or lower than the current yield of the portfolio at the time the Fund receives the payments for reinvestment. MBS may have less potential for capital appreciation than comparable fixed income securities, due to the likelihood of increased prepayments of mortgages as interest rates decline. If the Fund buys MBS at a premium, mortgage foreclosures and prepayments of principal by mortgagors (which may be made at any time without penalty) may result in some loss of its principal investment to the extent of the premium paid.

The value of MBS may also change due to shifts in the market’s perception of issuers. In addition, regulatory or tax changes may adversely affect the mortgage securities markets. Non-governmental MBS may offer higher yields than those issued by government entities, but also may be subject to greater price changes than governmental issues.

Through its investments in MBS, including those that are issued by private issuers, the Fund may have exposure to subprime loans as well as to the mortgage and credit markets generally. Private issuers include commercial banks, savings associations, mortgage companies, investment banking firms, finance companies and special purpose finance entities (called special purpose vehicles or “SPVs”) and other entities that acquire and package mortgage loans for resale as MBS.

Unlike MBS issued or guaranteed by the U.S. government or one of its sponsored entities, MBS issued by private issuers do not have a government or government-sponsored entity guarantee, but may have credit enhancement provided by external entities such as banks or financial institutions or achieved through the structuring of the transaction itself. Examples of such credit support arising out of the structure of the transaction include the issue of senior and subordinated securities (e.g., the issuance of securities by an SPV in multiple classes or “tranches,” with one or more classes being senior to other subordinated classes as to the payment of principal and interest, with the result that defaults on the underlying mortgage loans are borne first by the holders of the subordinated class); creation of “reserve funds” (in which case cash or investments, sometimes funded from a portion of the payments on the underlying mortgage loans, are held in reserve against future losses); and “overcollateralization” (in which case the scheduled payments on, or the principal amount of, the underlying mortgage loans exceeds that required to make payment of the securities and pay any servicing or other fees). However, there can be no guarantee that credit enhancements, if any, will be sufficient to prevent losses in the event of defaults on the underlying mortgage loans.

In addition, MBS that are issued by private issuers are not subject to the underwriting requirements for the underlying mortgages that are applicable to those MBS that have a government or government-sponsored entity guarantee. As a result, the mortgage loans underlying private MBS may, and frequently do, have less favorable collateral, credit risk or other underwriting characteristics than government or government-

sponsored MBS and have wider variances in a number of terms including interest rate, term, size, purpose, and borrower characteristics. Privately issued pools more frequently include second mortgages, high loan- to-value mortgages, and manufactured housing loans. The coupon rates and maturities of the underlying mortgage loans in a private MBS pool may vary to a greater extent than those included in a government guaranteed pool, and the pool may include subprime mortgage loans. Subprime loans refer to loans made to borrowers with weakened credit histories or with a lower capacity to make timely payments on their loans. For these reasons, the loans underlying these securities have had in many cases higher default rates than those loans that meet government underwriting requirements.

The risk of non-payment is greater for MBS that are backed by mortgage pools that contain subprime loans, but a level of risk exists for all loans. Market factors adversely affecting mortgage loan repayments may include a general economic turndown, high unemployment, a general slowdown in the real estate market, a drop in the market prices of real estate, or an increase in interest rates resulting in higher mortgage payments by holders of adjustable-rate mortgages.

If the Fund purchases subordinated MBS, the subordinated MBS may serve as a credit support for the senior securities purchased by other investors. In addition, the payments of principal and interest on these subordinated securities generally will be made only after payments are made to the holders of securities senior to the Fund’s securities. Therefore, if there are defaults on the underlying mortgage loans, the Fund will be less likely to receive payments of principal and interest, and will be more likely to suffer a loss.

Privately issued MBS are not traded on an exchange and there may be a limited market for the securities, especially when there is a perceived weakness in the mortgage and real estate market sectors. Without an active trading market, MBS held in the portfolio may be particularly difficult to value because of the complexities involved in assessing the value of the underlying mortgage loans.

In the case of private issue mortgage-related securities whose underlying assets are neither U.S. government securities nor U.S. government-insured mortgages, to the extent that real properties securing such assets may be located in the same geographical region, the security may be subject to a greater risk of default than other comparable securities in the event of adverse economic, political or business developments that may affect such region and, ultimately, the ability of residential homeowners to make payments of principal and interest on the underlying mortgages.

Guaranteed mortgage pass-through securities. Guaranteed mortgage pass-through securities represent participation interests in pools of residential mortgage loans and are issued by U.S. governmental or private lenders and guaranteed by the U.S. government or one of its agencies or instrumentalities, including but not limited to GNMA, FNMA and FHLMC. GNMA certificates are guaranteed by the full faith and credit of the U.S. government for timely payment of principal and interest on the certificates. FNMA certificates are guaranteed by FNMA, a federally chartered and privately owned corporation, for full and timely payment of principal and interest on the certificates. FHLMC certificates are guaranteed by FHLMC, a corporate instrumentality of the U.S. government, for timely payment of interest and the ultimate collection of all principal of the related mortgage loans.

Commercial banks, savings and loan institutions, private mortgage insurance companies, mortgage bankers and other secondary market issuers also create pass-through pools of conventional residential mortgage loans. Such issuers may, in addition, be the originators and/or servicers of the underlying mortgage loans as well as the guarantors of the mortgage-related securities. Because there are no direct or indirect government or agency guarantees of payments in pools created by such non-governmental issuers, they generally offer a higher rate of interest than government and government-related pools. Timely payment of interest and principal of these pools may be supported by insurance or guarantees, including individual loan, title, pool and hazard insurance and letters of credit. The insurance and guarantees are issued by governmental entities, private insurers, and the mortgage poolers. There can be no assurance that the private insurers or guarantors can meet their obligations under the insurance policies or guarantee arrangements.

Mortgage-related securities without insurance or guarantees may be purchased if the Adviser determines that the securities meet the Fund’s quality standards. Mortgage-related securities issued by certain private organizations may not be readily marketable.

Multiple-class pass-through securities and collateralized mortgage obligations (“CMOs”). CMOs and REMIC pass-through or participation certificates may be issued by, among others, U.S. government agencies and instrumentalities as well as private issuers. REMICs are CMO vehicles that qualify for special tax treatment under the Internal Revenue Code of 1986, as amended (the “Code”) and invest in mortgages principally secured by interests in real property and other investments permitted by the Code. CMOs and REMIC certificates are issued in multiple classes and the principal of and interest on the mortgage assets may be allocated among the several classes of CMOs or REMIC certificates in various ways. Each class of CMO or REMIC certificate, often referred to as a “tranche,” is issued at a specific adjustable or fixed interest rate and must be fully retired no later than its final distribution date. Generally, interest is paid or accrues on all classes of CMOs or REMIC certificates monthly.

Typically, CMOs are collateralized by GNMA, FNMA or FHLMC certificates but also may be collateralized by other mortgage assets such as whole loans or private mortgage pass-through securities. Debt service on CMOs is provided from payments of principal and interest on collateral of mortgaged assets and any reinvestment income thereon.

Stripped mortgage-backed securities (“SMBS”). SMBS are multiple-class mortgage-backed securities that are created when a U.S. government agency or a financial institution separates the interest and principal components of a mortgage-backed security and sells them as individual securities. The Fund may invest in SMBS that are usually structured with two classes that receive different proportions of interest and principal distributions on a pool of mortgage assets. A typical SMBS will have one class receiving some of the interest and most of the principal, while the other class will receive most of the interest and the remaining principal. The holder of the “principal-only” security (“PO”) receives the principal payments made by the underlying mortgage-backed security, while the holder of the “interest-only” security (“IO”) receives interest payments from the same underlying security. The prices of SMBS may be particularly affected by changes in interest rates. As interest rates fall, prepayment rates tend to increase, which tends to reduce prices of IOs and increase prices of POs. Rising interest rates can have the opposite effect. The Adviser may determine that certain SMBS issued by the U.S. government, its agencies or instrumentalities are not readily marketable. The yields and market risk of interest-only and principal-only SMBS, respectively, may be more volatile than those of other fixed income securities.

The Fund also may invest in planned amortization class (“PAC”) and target amortization class (“TAC”) CMO bonds which involve less exposure to prepayment, extension, and interest rate risks than other MBS, if prepayment rates remain within expected prepayment ranges or “collars.” To the extent that the prepayment rates remain within these prepayment ranges, the residual or support tranches of PAC and TAC CMOs assume the extra prepayment, extension and interest rate risks associated with the underlying mortgage assets.

Other risk factors associated with MBS. Investing in MBS involves certain risks, including the failure of a counterparty to meet its commitments, adverse interest rate changes and the effects of prepayments on mortgage cash flows. In addition, investing in the lowest tranche of CMOs and REMIC certificates involves risks similar to those associated with investing in equity securities. However, due to adverse tax consequences under current tax laws, the Fund does not intend to acquire “residual” interests in REMICs. Further, the yield characteristics of MBS differ from those of traditional fixed income securities. The major differences typically include more frequent interest and principal payments (usually monthly), the adjustability of interest rates of the underlying instrument, and the possibility that prepayments of principal may be made substantially earlier than their final distribution dates.

Prepayment rates are influenced by changes in current interest rates and a variety of economic, geographic, social, and other factors and cannot be predicted with certainty. Both adjustable-rate mortgage loans and fixed rate mortgage loans may be subject to a greater rate of principal prepayments in a declining interest rate environment and to a lesser rate of principal prepayments in an increasing interest rate environment. Under certain interest rate and prepayment rate scenarios, the Fund may fail to recoup fully its investment in MBS notwithstanding any direct or indirect governmental, agency or other guarantee. When the Fund reinvests amounts representing payments and unscheduled prepayments of principal, it may obtain a rate of interest that is lower than the rate on existing adjustable-rate mortgage pass-through securities. Thus, MBS, and adjustable-rate mortgage pass-through securities, may be less effective than other types of U.S. government securities as a means of “locking in” interest rates.

Asset-backed securities (“ABS”). The Fund may invest in ABS, which are securities that represent a participation in, or are secured by and payable from, a stream of payments generated by particular assets, most often a pool or pools of similar assets (e.g., trade receivables). The credit quality of these securities depends primarily upon the quality of the underlying assets and the level of credit support and/or enhancement provided.

The underlying assets (e.g., loans) are subject to prepayments which shorten the securities’ weighted average maturity and may lower their return. If the credit support or enhancement is exhausted, losses or delays in payment may result if the required payments of principal and interest are not made. The value of these securities also may change because of changes in the market’s perception of the creditworthiness of the servicing agent for the pool, the originator of the pool, or the financial institution or trust providing the credit support or enhancement. There may be no perfected security interest in the collateral that relates to the financial assets that support ABS securities. Asset backed securities have many of the same characteristics and risks as mortgage-backed securities.

The Fund may purchase commercial paper, including asset-backed commercial paper (“ABCP”) that is issued by structured investment vehicles or other conduits. These conduits may be sponsored by mortgage companies, investment banking firms, finance companies, hedge funds, private equity firms and special purpose finance entities. ABCP typically refers to a debt security with an original term to maturity of up to 270 days, the payment of which is supported by cash flows from underlying assets, or one or more liquidity or credit support providers, or both. Assets backing ABCP include credit card, car loan and other consumer receivables and home or commercial mortgages, including subprime mortgages. The repayment of ABCP issued by a conduit depends primarily on the cash collections received from the conduit’s underlying asset portfolio and the conduit’s ability to issue new ABCP. Therefore, there could be losses to a fund investing in ABCP in the event of credit or market value deterioration in the conduit’s underlying portfolio, mismatches in the timing of the cash flows of the underlying asset interests and the repayment obligations of maturing ABCP, or the conduit’s inability to issue new ABCP. To protect investors from these risks, ABCP programs may be structured with various protections, such as credit enhancement, liquidity support, and commercial paper stop-issuance and wind-down triggers. However, there can be no guarantee that these protections will be sufficient to prevent losses to investors in ABCP.

Some ABCP programs provide for an extension of the maturity date of the ABCP if, on the related maturity date, the conduit is unable to access sufficient liquidity through the issue of additional ABCP. This may delay the sale of the underlying collateral and a fund may incur a loss if the value of the collateral deteriorates during the extension period. Alternatively, if collateral for ABCP deteriorates in value, the collateral may be required to be sold at inopportune times or at prices insufficient to repay the principal and interest on the ABCP. ABCP programs may provide for the issuance of subordinated notes as an additional form of credit enhancement. The subordinated notes are typically of a lower credit quality and have a higher risk of default. A fund purchasing these subordinated notes will therefore have a higher likelihood of loss than investors in the senior notes.

ABS include collateralized debt obligations (“CDOs”), such as collateralized bond obligations (“CBOs”), collateralized loan obligations (“CLOs”) and other similarly structured securities. A CBO is a trust backed by a pool of fixed income securities. A CLO is a trust typically collateralized by a pool of loans, which may include, among others, domestic and foreign senior secured loans, senior unsecured loans, and subordinate corporate loans, including loans that may be rated below investment grade or equivalent unrated loans. CDOs may charge management fees and administrative expenses. Certain CDOs may use derivatives, such as credit default swaps, to create synthetic exposure to assets rather than holding such assets directly.

The trust is typically split into two or more portions, called tranches, varying in credit quality and yield. The riskiest portion is the “equity” tranche which bears the bulk of defaults from the bonds or loans in the trust and helps protect the other, more senior tranches from default. Since it is partially protected from defaults, a senior tranche from a CBO trust or CLO trust typically has higher ratings and lower yields than its underlying securities, and can be rated investment grade. Despite the protection from the equity tranche, CBO or CLO tranches can experience substantial losses due to actual defaults, increased sensitivity to defaults due to collateral default and the disappearance of protecting tranches, market anticipation of defaults, as well as aversion to CBO or CLO securities as a class.

The risks of an investment in a CDO depend largely on the type of the collateral securities and the class of the CDO in which the Fund invests. Normally, CBOs, CLOs and other CDOs are privately offered and sold, and thus are not registered under the securities laws. However, an active dealer market may exist under some market conditions for some CDOs. In addition to the normal risks associated with fixed income securities (e.g., interest rate risk and default risk), CDOs carry additional risks including, but not limited to:

(i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) the Fund may invest in CDOs that are subordinate to other classes; and (iv) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results.

Subordinated securities. The Fund may also invest in other types of fixed-income securities that are subordinated or “junior” to more senior securities of the issuer, or which represent interests in pools of such subordinated or junior securities. Such securities may include so-called “high yield” or “junk” bonds (i.e., bonds that are rated below investment grade by a rating agency or that are of equivalent quality) and preferred stock. Under the terms of subordinated securities, payments that would otherwise be made to their holders may be required to be made to the holders of more senior securities, and/or the subordinated or junior securities may have junior liens, if they have any rights at all, in any collateral (meaning proceeds of the collateral are required to be paid first to the holders of more senior securities). As a result, subordinated or junior securities will be disproportionately adversely affected by a default or even a perceived decline in creditworthiness of the issuer.

Structured securities. The Fund may invest in structured securities. The value of the principal and/or interest on such securities is determined by reference to changes in the value of specific currencies, interest rates, commodities, indices, or other financial indicators (the “Reference”) or the relative change in two or more References. The interest rate or the principal amount payable upon maturity or redemption may be increased or decreased depending upon changes in the Reference. The terms of the structured securities may provide in certain circumstances that no principal is due at maturity and therefore may result in a loss of the Fund’s investment.

Changes in the interest rate or principal payable at maturity may be a multiple of the changes in the value of the Reference. Structured securities are a type of derivative instrument and the payment and credit qualities from these securities derive from the assets embedded in the structure from which they are issued. Structured securities may entail a greater degree of risk than other types of fixed income securities.

Floating rate loans. A floating rate loan is typically originated, negotiated, and structured by a U.S. or foreign commercial bank, insurance company, finance company or other financial institution for a group of investors. The financial institution typically acts as an agent for the investors, administering and enforcing the loan on their behalf. In addition, an institution, typically but not always the agent, holds any collateral on behalf of the investors.

The interest rates are adjusted based on a base rate plus a premium or spread or minus a discount. Floating rate loans include loans to corporations and institutionally traded floating rate debt obligations issued by an asset-backed pool, and interests therein. The Fund may invest in loans in different ways; it may: (i) make a direct investment in a loan by participating as one of the lenders; (ii) purchase an assignment of a loan; or (iii) purchase a participation interest in a loan.

Loans typically have a senior position in a borrower’s capital structure. The capital structure of a borrower may include loans, senior unsecured loans, senior and junior subordinated debt, preferred stock, and common stock, typically in descending order of seniority with respect to claims on the borrower’s assets. Although loans typically have the most senior position in a borrower’s capital structure, they remain subject to the risk of non-payment of scheduled interest or principal. Such non-payment would result in a reduction of income to the Fund, a reduction in the value of the investment and a potential decrease in its NAV. There can be no assurance that the liquidation of any collateral securing a loan would satisfy a borrower’s obligation in the event of non-payment of scheduled interest or principal payments, or that such collateral could be readily liquidated. In the event of bankruptcy of a borrower, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing a loan.

A borrower must comply with various restrictive covenants contained in a loan agreement or note purchase agreement between the borrower and the holders of the loan. Such covenants, in addition to requiring the scheduled payment of interest and principal, may include restrictions on dividend payments and other distributions to stockholders, provisions requiring the borrower to maintain specific minimum financial ratios, and limits on total debt.

In a typical loan, the agent administers the terms of the loan agreement. In such cases, the agent is normally responsible for the collection of principal and interest payments from the borrower and the apportionment of these payments to the credit of all institutions that are parties to the loan agreement. The Fund will generally rely upon the agent or an intermediate participant to receive and forward to its portion of the principal and interest payments on the loan. Furthermore, unless the Fund has direct recourse against the borrower, it will rely on the agent and the other investors to use appropriate credit remedies against the borrower.

The Adviser and its affiliates may borrow money from various banks in connection with their business activities. Such banks may also sell interests in loans to or acquire them from the Fund or may be intermediate participants with respect to loans in which the Fund owns interests. Such banks may also act as agents for loans held by the Fund.

Participation interests. Participation interests are interests issued by a lender or other financial institution, which represent a fractional interest in a corporate loan. The Fund may acquire participation interests from the financial institution or from another investor. The Fund typically will have a contractual relationship only with the financial institution that issued the participation interest. As a result, the Fund may have the right to receive payments of principal, interest, and any fees to which it is entitled only from the financial institution and only upon receipt by such entity of such payments from the borrower. In connection with purchasing a participation interest, the Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement, nor any rights with respect to any funds acquired by other investors through set-off against the borrower and the Fund may not directly benefit from the collateral supporting the loan in which it has purchased the participation interest. As a result, the Fund may assume the credit risk of both the borrower and the financial institution issuing the participation interest. In the event of the insolvency of the financial institution issuing a participation interest, the Fund may be treated as a general creditor of such entity.

Inverse floating rate securities. The Fund may invest in inverse floating rate obligations. The interest on an inverse-floater resets in the opposite direction from the market rate of interest to which the inverse floater is indexed. An inverse floater may be leveraged to the extent that its interest rate varies by a magnitude that exceeds the magnitude of the change in the index rate of interest. The higher degree of leverage inherent in inverse floaters is associated with greater volatility in their market values.

Zero coupon, pay-in-kind, deferred and contingent payment securities. The Fund may invest in zero coupon securities, which are securities that are sold at a discount to par value and on which interest payments are not made during the life of the security. Upon maturity, the holder is entitled to receive the par value of the security. Pay-in-kind securities are securities that have interest payable by delivery of additional securities. Upon maturity, the holder is entitled to receive the aggregate par value of the securities. A fund accrues income with respect to zero coupon and pay-in-kind securities prior to the receipt of cash payments. Deferred payment securities are securities that remain zero coupon securities until a predetermined date, at which time the stated coupon rate becomes effective and interest becomes payable at regular intervals. The interest rate on contingent payment securities is determined by the outcome of an event, such as the performance of a financial index. If the financial index does not increase by a prescribed amount, the Fund may receive no interest.

Residual interests in municipal securities. Certain municipal securities are divided into short-term and long-term components. The short-term component has a long-term maturity, but pays interest at a short- term rate that is reset by means of a “dutch auction” or similar method at specified intervals (typically 35 days). The long-term component or “residual interest” pays interest at a rate that is determined by subtracting the interest paid on the short-term component from the coupon rate on the municipal securities themselves. Consequently, the interest rate paid on residual interests will increase when short-term interest rates are declining and will decrease when short-term interest rates are increasing. This interest rate adjustment formula results in the market value of residual interests being significantly more volatile than that of ordinary municipal securities. In a declining interest rate environment, residual interests can provide the Fund with a means of increasing or maintaining the level of tax-exempt interest allocable to shareholders.

Illiquid securities. The Fund may invest in illiquid and other securities that are not readily marketable. The inability of the Fund to dispose of illiquid investments readily or at reasonable prices could impair the Fund’s ability to raise cash for portfolio management purposes. If the Fund sold restricted securities other than pursuant to an exception from registration under the 1933 Act such as Rule 144A, it may be deemed to be acting as an underwriter and subject to liability under the 1933 Act.

Cybersecurity issues. With the increased use of technologies such as the Internet to conduct business, the Fund is susceptible to operational, information security and related risks. In general, cyber incidents can result from deliberate attacks or unintentional events. Cyber-attacks include, but are not limited to, attempts to gain unauthorized access to digital systems (e.g., through “hacking” or malicious software coding) for purposes of misappropriating assets or sensitive information, corrupting data, denying access, or causing other operational disruption. Cyber-attacks may also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on websites (i.e., efforts to make network services unavailable to intended users). The Fund’s service providers regularly experience such attempts and expect they will continue to do so. The Fund is unable to predict how any such attempt, if successful, may affect its shareholders. While the Adviser has established business, continuity plans in the event of, and risk management systems to prevent, limit or mitigate, such cyber-attacks, there are inherent limitations in such plans and systems including the possibility that certain risks have not been identified. Furthermore, the Fund cannot control the cybersecurity plans and systems put in place by service providers to such as its custodian, accounting agent, and transfer agent. In addition, many beneficial owners of Fund shares hold them through accounts at broker-dealers, retirement platforms and other financial market participants over which neither the Fund nor the Adviser exercises control. Each of these may in turn rely on service providers to them, which are also subject to the risk of cyber-attacks. Cybersecurity failures or breaches at the Adviser or the Fund’s service providers or intermediaries have the ability to cause disruptions and impact business operations potentially resulting in financial losses, interference with the Fund’s ability to calculate its NAV, impediments to trading, the inability of shareholders to effect share purchases, redemptions or exchanges or receive distributions, loss of or unauthorized access to private shareholder information and violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, or additional compliance costs. Such costs and losses may not be covered under any insurance. In addition, maintaining vigilance against cyber-attacks may involve substantial costs over time, and system enhancements may themselves be subject to cyber-attacks.

Other investment companies. The Fund may invest in the securities of other investment companies to the extent that such investments are consistent with the Fund’s investment objectives and policies and permissible under the 1940 Act and the rules thereunder. Investing in other investment companies subjects the Fund to the risks of investing in the underlying securities held by those investment companies. The Fund, as a holder of the securities of other investment companies, will bear its pro rata portion of the other investment companies’ expenses, including advisory fees. These expenses are in addition to the direct expenses of the Fund’s own operations.

The Fund may invest in exchange-traded funds (“ETFs”) based on underlying equity or fixed income securities. ETFs do not sell individual shares directly to investors and only issue their shares in large blocks known as “creation units.” The investor purchasing a creation unit then sells the individual shares on a secondary market. Therefore, the liquidity of ETFs depends on the adequacy of the secondary market. There can be no assurance that an ETF’s investment objective will be achieved. ETFs based on an index may not replicate and maintain exactly the composition and relative weightings of securities in the index. ETFs are subject to the risks of investing in the underlying securities. The Fund, as a holder of the securities of the ETF, will bear its pro rata portion of the ETF’s expenses, including advisory fees. These expenses are in addition to the direct expenses of the Fund’s own operations. Many ETFs have received exemptive orders issued by the SEC that would permit the Fund to invest in those ETFs beyond the limitations applicable to other investment companies, subject to certain terms and conditions. Some ETFs are not structured as investment companies and thus are not regulated under the 1940 Act.

Certain ETFs, including leveraged ETFs and inverse ETFs, may have embedded leverage. Leveraged ETFs seek to multiply the return of the tracked index (e.g., twice the return) by using various forms of derivative transactions. Inverse ETFs seek to negatively correlate with the performance of a particular index by using various forms of derivative transactions, including by short-selling the underlying index. An investment in an inverse ETF will decrease in value when the value of the underlying index rises. By investing in leveraged ETFs or inverse ETFs, the Fund can commit fewer assets to the investment in the securities represented on the index than would otherwise be required.

Leveraged ETFs and inverse ETFs present all the risks that regular ETFs present. In addition, leveraged ETFs and inverse ETFs determine their return over a specific, pre-set period, typically daily, and, as a result, there is no guarantee that the ETF’s actual long-term returns will be equal to the daily return that the Fund seeks to achieve. For example, on a long-term basis (e.g., six months or a year), the return of a leveraged ETF may in fact be considerably less than two times the long-term return of the tracked index. Furthermore, because leveraged ETFs and inverse ETFs achieve their results by using derivative instruments, they are subject to the risks associated with derivative transactions, including the risk that the value of the derivatives may rise or fall more rapidly than other investments, thereby causing the ETF to lose money and, consequently, the value of the Fund’s investment to decrease. Investing in derivative instruments also involves the risk that other parties to the derivative contract may fail to meet their obligations, which could cause losses to the ETF. Short sales in particular are subject to the risk that, if the price of the security sold short increases, the inverse ETF may have to cover its short position at a higher price than the short sale price, resulting in a loss to the inverse ETF and, indirectly, to the Fund. An ETF’s use of these techniques will make the Fund’s investment in the ETF more volatile than if the Fund were to invest directly in the securities underlying the tracked index, or in an ETF that does not use leverage or derivative instruments. However, by investing in a leveraged ETF or an inverse ETF rather than directly purchasing and/or selling derivative instruments, the Fund will limit its potential loss solely to the amount actually invested in the ETF (that is, it will not lose more than the principal amount invested in the ETF).

Derivatives. The Fund may use futures and options on securities, indices and currencies, forward foreign currency exchange contracts and other derivatives. A derivative is a security or instrument whose value is determined by reference to the value or the change in value of one or more securities, currencies, indices, or other financial instruments. The Fund may use derivatives for a variety of purposes, including: to hedge against adverse changes in the market prices of securities, interest rates or currency exchange rates; as a substitute for purchasing or selling securities; to attempt to increase the Fund’s return as a non-hedging strategy that may be considered speculative; to manage portfolio characteristics (such as duration or credit quality); and as a cash flow management technique. The Fund may choose not to make use of derivatives for a variety of reasons, and any use may be limited by applicable law and regulations.

Using derivatives exposes the Fund to additional risks and may increase the volatility of its NAV and may not provide the expected result. Derivatives may have a leveraging effect on the portfolio. Leverage generally magnifies the effect of a change in the value of an asset and creates a risk of loss of value in a larger pool of assets than the Fund would otherwise have had. Therefore, using derivatives can disproportionately increase losses and reduce opportunities for gain. If changes in a derivative’s value do not correspond to changes in the value of the Fund’s other investments or do not correlate well with the underlying assets, rate or index, the Fund may not fully benefit from, or could lose money on, or could experience unusually high expenses because of, the derivative position. Derivatives involve the risk of loss if the counterparty defaults on its obligation. Certain derivatives may be less liquid, which may reduce the returns of the Fund if it cannot sell or terminate the derivative at an advantageous time or price. The Fund also may have to purchase or sell a portfolio security at a time that would otherwise be favorable for it to do so or may have to sell a portfolio security at a disadvantageous time or price to maintain cover or to segregate securities in connection with its use of derivatives. Some derivatives may involve the risk of improper valuation. Suitable derivatives may not be available in all circumstances or at reasonable prices and may not be used by the fund for a variety of reasons. Certain derivatives transactions, including certain options, swaps, forward contracts, and certain options on foreign currencies, are entered into directly by the counterparties or through financial institutions acting as market makers (OTC derivatives), rather than being traded on exchanges or in markets registered with the Commodity Futures Trading Commission (“CFTC”) or the SEC. Many of the protections afforded to exchange participants will not be available to participants in OTC derivatives transactions. For example, OTC derivatives transactions are not subject to the guarantee of an exchange, and only OTC derivatives that are either required to be cleared or submitted voluntarily for clearing to a clearinghouse will enjoy all the protections that central clearing provides against default by the original counterparty to the trade. In an OTC derivatives transaction that is not cleared, the Fund bears the risk of default by its counterparty. In a cleared derivatives transaction, the Fund is instead exposed to the risk of default of the clearinghouse and, to the extent it has posted any margin, the risk of default of the broker through which it has entered into the transaction. Information available on counterparty creditworthiness may be incomplete or outdated, thus reducing the ability to anticipate counterparty defaults.

Derivatives involve operational risk. There may be incomplete or erroneous documentation or inadequate collateral or margin, or transactions may fail to settle. For derivatives not guaranteed by an exchange or clearinghouse, the Fund may have only contractual remedies in the event of a counterparty default, and there may be delays, costs, or disagreements as to the meaning of contractual terms and litigation in enforcing those remedies.

Swap contracts that are required to be cleared must be traded on a regulated execution facility or contract market that makes them available for trading. The establishment of a centralized exchange or market for swap transactions may disrupt or limit the swap market and may not result in swaps being easier to trade or value. Market-traded swaps may become more standardized, and the Fund may not be able to enter into swaps that meet its investment needs. The Fund also may not be able to find a clearinghouse willing to accept the swaps for clearing. The new regulations may make using swaps more costly, may limit their availability, or may otherwise adversely affect their value or performance. Risks associated with the use of derivatives are magnified to the extent that a large portion of the Fund’s assets are committed to derivatives in general or are invested in just one or a few types of derivatives.

The regulation of derivatives transactions and funds that engage in such transactions is an evolving area of law and is subject to modification by government and judicial action. In 2022, the SEC adopted Rule 18f- 4 under the 1940 Act (“Rule 18f-4”) providing for the regulation of a registered investment company’s use of derivatives and certain related instruments. Among other things, Rule 18f-4 limits a fund’s derivatives exposure through a value-at-risk test and requires the adoption and implementation of a derivatives risk management program for certain derivatives users. Subject to certain conditions, limited derivatives users (as defined in Rule 18f-4), however, would not be subject to the full requirements of Rule 18f-4. In addition, Rule 18f-4 could restrict the Fund’s ability to engage in certain derivatives transactions and/or increase the costs of such derivatives transactions, which could adversely affect the value or performance of the Fund. In addition, greater regulatory scrutiny may increase the Fund’s and the Adviser’s exposure to potential liabilities. Increased regulatory oversight can also impose administrative burdens on the Fund and the Adviser, including, without limitation, responding to examinations or investigations and implementing new policies and procedures.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) has caused broad changes to the OTC derivatives market and granted significant authority to the SEC and the CFTC to regulate OTC derivatives and market participants. Pursuant to such authority, rules have been enacted that currently require clearing of many OTC derivatives transactions and may require clearing of additional OTC derivatives transactions in the future and that impose minimum margin and capital requirements for uncleared OTC derivatives transactions. Similar regulations are being adopted in other jurisdictions around the world. The implementation of the clearing requirement has increased the costs of derivatives transactions since investors have to pay fees to clearing members and are typically required to post more margin for cleared derivatives than had historically been the case. The costs of derivatives transactions are expected to increase further as clearing members raise their fees to cover the costs of additional capital requirements and other regulatory changes. While the new rules and regulations and central clearing of some derivatives transactions are designed to reduce systemic risk (i.e., the risk that the interdependence of large derivatives dealers could cause them to suffer liquidity, solvency, or other challenges simultaneously), there is no assurance that they will achieve that result, and in the meantime, mandatory clearing of derivatives may expose the Fund to new kinds of costs and risks.

Additionally, new regulations may result in increased uncertainty about credit/counterparty risk and may limit the flexibility of the Fund to protect its interests in the event of an insolvency of a derivatives counterparty. In the event of a counterparty’s (or its affiliate’s) insolvency, the Fund’s ability to exercise remedies, such as the termination of transactions, netting of obligations and realization on collateral, could be stayed or eliminated under the rules of the applicable exchange or clearing corporation or under new special resolution regimes adopted in the United States, the European Union, and various other jurisdictions. Such regimes provide government authorities with broad authority to intervene when a financial institution is experiencing financial difficulty. In particular, with respect to counterparties who are subject to such proceedings in the European Union, the liabilities of such counterparties to the Fund could be reduced, eliminated, or converted to equity in such counterparties (sometimes referred to as a “bail in”).

The Fund’s use of derivatives may be affected by other applicable laws and regulations and may be subject to review by the SEC, the CFTC, exchange and market authorities and other regulators in the United States and abroad. The Fund’s ability to use derivatives may be limited by tax considerations.

Options, including writing call and put options on securities and indexes. The Fund may purchase and write put and call options on any security in which it may invest or options on any securities index based on securities in which it may invest. The Fund may also be able to enter into closing sale transactions to realize gains or minimize losses on options it has purchased.

A call option written by the Fund obligates it to sell specified securities to the holder of the option at a specified price if the option is exercised at any time before the expiration date. The exercise price may differ from the market price of an underlying security. The Fund has the risk of loss that the price of an underlying security may decline during the call period. The risk may be offset to some extent by the premium it receives. If the value of the investment does not rise above the call price, it’s likely that the call will lapse without being exercised. In that case, the Fund would keep the cash premium and the investment. All call options written by the Fund are covered, which means that it will own the securities subject to the options if the options are outstanding, or it will use the other methods described below. The Fund’s purpose in writing covered call options is to realize greater income than would be realized on portfolio securities transactions alone. However, the Fund may forgo the opportunity to profit from an increase in the market price of the underlying security.

A put option written by the Fund would obligate it to purchase specified securities from the option holder at a specified price if the option is exercised at any time before the expiration date. The Fund has no control over when it may be required to purchase the underlying securities. All put options written by the Fund would be covered, which means that it would have segregated assets with a value at least equal to the exercise price of the put option. The purpose of writing such options is to generate additional income for the Fund. However, in return for the option premium, the Fund accepts the risk that it may be required to purchase the underlying security at a price in excess of its market value at the time of purchase.

Call and put options written by the Fund will also be deemed covered to the extent that the Fund’s liabilities under such options are wholly or partially offset by its rights under call and put options purchased by it. In addition, a written call option or put may be covered by entering into an offsetting forward contract and/or by purchasing an offsetting option or any other option which, by virtue of its exercise price or otherwise, reduces the Fund’s net exposure on its written option position.

The Fund would normally purchase call options in anticipation of an increase in the market value of securities of the type in which it may invest. The purchase of a call option would entitle the Fund, in return for the premium paid, to purchase specified securities at a specified price during the option period. The Fund would ordinarily realize a gain if, during the option period, the value of such securities exceeded the sum of the exercise price, the premium paid and transaction costs; otherwise, the Fund would realize either no gain or a loss on the purchase of the call option.

The Fund would normally purchase put options in anticipation of a decline in the market value of securities in its portfolio (“protective puts”) or in securities in which it may invest. The purchase of a put option would entitle the Fund, in exchange for the premium paid, to sell specified securities at a specified price during the option period. The purchase of protective puts is designed to offset or hedge against a decline in the market value of the Fund’s securities. Put options may also be purchased by the Fund for the purpose of affirmatively benefiting from a decline in the price of securities which it does not own. The Fund would ordinarily realize a gain if, during the option period, the value of the underlying securities decreased below the exercise price sufficiently to more than cover the premium and transaction costs; otherwise, the Fund would realize either no gain or a loss on the purchase of the put option. Gains and losses on the purchase of protective put options would tend to be offset by countervailing changes in the value of the underlying portfolio securities.

The Fund may terminate its obligations under an exchange-traded call or put option by purchasing an option identical to the one it has written. Obligations under over-the-counter options may be terminated only by entering into an offsetting transaction with the counterparty to such option. Such purchases are referred to as “closing purchase transactions.”

Option spread and straddle transactions require a fund to purchase or write more than one option simultaneously. A fund may engage in option spread transactions in which it purchases and writes put or call options on the same underlying instrument, with the options having different exercise prices or expiration dates.

The Fund also may engage in option straddles, in which it purchases or sells combinations of put and call options on the same instrument. A long straddle is a combination of a call and a put option purchased on the same security where the exercise price of the put is less than or equal to the exercise price of the call. A short straddle is a combination of a call and a put written on the same security where the exercise price of the put is less than or equal to the exercise price of the call and where the same issue of security or currency is considered cover for both the put and the call.

There is no assurance that a liquid secondary market on an options exchange will exist for any particular exchange-traded option, or at any particular time. If the Fund is unable to close a purchase transaction with respect to covered options it has written, it will not be able to sell the underlying securities or dispose of its segregated assets until the options expire or are exercised. Similarly, if the Fund cannot close a sale transaction with respect to options it has purchased, it will have to exercise the options to realize any profit and will incur transaction costs upon the purchase or sale of underlying securities.

Reasons for the absence of a liquid secondary market on an exchange include the following: (i) there may be insufficient trading interest in certain options; (ii) restrictions may be imposed by an exchange on opening or closing transactions or both; (iii) trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of options; (iv) unusual or unforeseen circumstances may interrupt normal operations on an exchange; (v) the facilities of an exchange or the Options Clearing Corporation (the “OCC”) may not at all times be adequate to handle current trading volume; or (vi) one or more exchanges could, for economic or other reasons, decide or be compelled at some future date to discontinue the trading of options (or a particular class or series of options), in which event the secondary market on that exchange (or in that class or series of options) would cease to exist, although it is expected that outstanding options on that exchange, if any, that had been issued by the OCC as a result of trades on that exchange would continue to be exercisable in accordance with their terms.

The Fund may purchase and sell both options that are traded on U.S. and non-U.S. exchanges and options traded over-the-counter with broker-dealers who make markets in these options. The ability to terminate over-the-counter options is more limited than with exchange-traded options and may involve the risk that broker-dealers participating in such transactions will not fulfill their obligations.

Transactions by the Fund in options on securities and indices will be subject to limitations established by each of the exchanges, boards of trade or other trading facilities governing the maximum number of options in each class which may be written or purchased by a single investor or group of investors acting in concert. Thus, the number of options which the Fund may write or purchase may be affected by options written or purchased by other investment advisory clients of the Adviser. An exchange, board of trade or other trading facility may order the liquidations of positions found to be in excess of these limits, and it may impose certain other sanctions.

The writing and purchase of options is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. The successful use of protective puts for hedging purposes depends in part on the ability of the Adviser to predict future price fluctuations and the degree of correlation between the options and securities markets.

The hours of trading for options may not conform to the hours during which the underlying securities are traded. To the extent that the options markets close before the markets for the underlying securities, significant price movements can take place in the underlying markets that cannot be reflected in the options markets.

In addition to the risks of imperfect correlation between the portfolio and the index underlying the option, the purchase of securities index options involves the risk that the premium and transaction costs paid by the Fund in purchasing an option will be lost. This could occur because of unanticipated movements in the price of the securities comprising the securities index on which the option is based.

Futures contracts and options on futures contracts. The Fund may purchase and sell various kinds of futures contracts, and purchase and write (sell) call and put options on any of such futures contracts. The Fund may enter into closing purchase and sale transactions with respect to any futures contracts and options on futures contracts. The futures contracts may be based on various securities (such as U.S. government securities), securities indices, foreign currencies and other financial instruments and indices. An interest rate futures contract provides for the future sale by one party and the purchase by the other party of a specified amount of a particular financial instrument (debt security) at a specified price, date, time, and place. The Fund will engage in futures and related options transactions for bona fide hedging and non- hedging purposes as described below. Futures contracts are traded in the U.S. on exchanges or boards of trade that are licensed and regulated by the CFTC.

A futures contract may generally be described as an agreement between two parties to buy and sell particular financial instruments for an agreed price during a designated month (or to deliver the final cash settlement price, in the case of a contract relating to an index or otherwise not calling for physical delivery at the end of trading in the contract).

When interest rates are rising or securities prices are falling, the Fund can seek to offset a decline in the value of its current portfolio securities through the sale of futures contracts. When interest rates are falling or securities prices are rising, the Fund, through the purchase of futures contracts, can attempt to secure better rates or prices than might later be available in the market when it effects anticipated purchases. Similarly, the Fund can sell futures contracts on a specified currency to protect against a decline in the value of such currency and a decline in the value of its portfolio securities which are denominated in such currency. The Fund can purchase futures contracts on a foreign currency to establish the price in U.S. dollars of a security denominated in such currency that the Fund has acquired or expects to acquire.

Positions taken in the futures markets are not normally held to maturity but are instead liquidated through offsetting transactions which may result in a profit or a loss. While futures contracts on securities or currency will usually be liquidated in this manner, the Fund may instead make, or take, delivery of the underlying securities or currency whenever it appears economically advantageous to do so. A clearing corporation associated with the exchange on which futures on securities or currency are traded guarantees that, if still open, the sale or purchase will be performed on the settlement date.

Hedging, by use of futures contracts, seeks to establish with more certainty the effective price, rate of return and currency exchange rate on portfolio securities and securities that the Fund owns or proposes to acquire. The Fund may, for example, take a “short” position in the futures market by selling futures contracts to hedge against an anticipated rise in interest rates or a decline in market prices or foreign currency rates that would adversely affect the value of the Fund’s securities. Such futures contracts may include contracts for the future delivery of securities held by the Fund or securities with characteristics similar to those of its securities. Similarly, the Fund may sell futures contracts in a foreign currency in which its portfolio securities are denominated or in one currency to hedge against fluctuations in the value of securities denominated in a different currency if there is an established historical pattern of correlation between the two currencies. If, in the opinion of the Adviser, there is a sufficient degree of correlation between price trends for the Fund’s securities and futures contracts based on other financial instruments, securities indices or other indices, the Fund may also enter into such futures contracts as part of its hedging strategies. Although under some circumstances, prices of securities in the portfolio may be more or less volatile than prices of such futures contracts, the Adviser will attempt to estimate the extent of this volatility difference based on historical patterns and compensate for any such differential by having the Fund enter into a greater or lesser number of futures contracts or by attempting to achieve only a partial hedge against price changes affecting the Fund’s securities. When hedging of this character is successful, any depreciation in the value of portfolio securities will be substantially offset by appreciation in the value of the futures position. On the other hand, any unanticipated appreciation in the value of the portfolio securities would be substantially offset by a decline in the value of the futures position.

On other occasions, the Fund may take a “long” position by purchasing futures contracts. This may be done, for example, when it anticipates the subsequent purchase of particular securities when it has the necessary cash, but expects the prices or currency exchange rates then available in the applicable market to be less favorable than prices or rates that are currently available.

Options on futures contracts. The acquisition of put and call options on futures contracts will give the Fund the right (but not the obligation) for a specified price to sell or to purchase, respectively, the underlying futures contract at any time during the option period. As the purchaser of an option on a futures contract, the Fund obtains the benefit of the futures position if prices move in a favorable direction, but limits its risk of loss in the event of an unfavorable price movement to the loss of the premium and transaction costs.

The writing of a call option on a futures contract generates a premium which may partially offset a decline in the value of the Fund’s assets. By writing a call option, the Fund becomes obligated, in exchange for the premium, to sell a futures contract (if the option is exercised), which may have a value higher than the exercise price. Conversely, the writing of a put option on a futures contract generates a premium which may partially offset an increase in the price of securities that the Fund intends to purchase. However, the Fund becomes obligated to purchase a futures contract (if the option is exercised) which may have a value lower than the exercise price. Thus, the loss incurred by the Fund in writing options on futures is potentially unlimited and may exceed the amount of the premium received. The Fund will incur transaction costs in connection with the writing of options on futures.

The holder or writer of an option on a futures contract may terminate its position by selling or purchasing an offsetting option on the same series. There is no guarantee that such closing transactions can be effected. The Fund’s ability to establish and close out positions on such options will be subject to the development and maintenance of a liquid market.

The Fund will engage in transactions in futures contracts and related options only to the extent such transactions are consistent with the requirements of the Code for maintaining its qualification as a regulated investment company for U.S. federal income tax purposes.

Futures contracts and related options involve brokerage costs, require margin deposits and, in the case of contracts and options obligating the Fund to purchase securities or currencies, require the Fund to segregate assets to cover such contracts and options.

While transactions in futures contracts and options on futures may reduce certain risks, such transactions themselves entail certain other risks. Thus, while the Fund may benefit from the use of futures and options on futures, unanticipated changes in interest rates, securities prices or currency exchange rates may result in a poorer overall performance for the Fund than if it had not entered into any futures contracts or options transactions. When futures contracts and options are used for hedging purposes, perfect correlation between the Fund’s futures positions and portfolio positions may be impossible to achieve, particularly where futures contracts based on individual securities are currently not available. In the event of an imperfect correlation between a futures position and a portfolio position which is intended to be protected, the desired protection may not be obtained and the Fund may be exposed to risk of loss. It is not possible to hedge fully or perfectly against the effect of currency fluctuations on the value of non-U.S. securities because currency movements impact the value of different securities in differing degrees.

If the Fund were unable to liquidate a futures contract or an option on a futures position due to the absence of a liquid secondary market, the imposition of price limits or otherwise, it could incur substantial losses. The Fund would continue to be subject to market risk with respect to the position. In addition, except in the case of purchased options, the Fund would continue to be required to make daily variation margin payments and might be required to maintain the position being hedged by the future or option or to maintain cash or securities in a segregated account.

Financial futures and options transactions. The Adviser has claimed an exclusion from registration as a “commodity pool operator” with respect to the Fund under the Commodity Exchange Act (the “CEA”), and, therefore, the Adviser will not, with respect to its management of the Fund, be subject to registration or regulation as a commodity pool operator.

Under this exemption, the Fund will remain limited in its ability to trade instruments subject to the jurisdiction of the CFTC, including commodity futures (which include futures on broad-based securities indexes and interest rate futures), options on commodity futures and swaps. This limitation also applies with respect to any indirect exposure that the Fund may have to these instruments through investments in other funds. The Adviser may have to rely on representations from the underlying fund’s manager about the amount (or maximum permitted amount) of the underlying fund’s investment exposure to instruments such as commodity futures, options on commodity futures and swaps.

Under this exemption, the Fund must satisfy one of the following two trading limitations at all times: (1) the aggregate initial margin and premiums required to establish the Fund’s positions in commodity futures, options on commodity futures, swaps and other CFTC-regulated instruments may not exceed 5% of the liquidation value of the Fund’s portfolio (after accounting for unrealized profits and unrealized losses on any such investments); or (2) the aggregate net notional value of such instruments, determined at the time the most recent position was established, may not exceed 100% of the liquidation value of the Fund’s portfolio (after accounting for unrealized profits and unrealized losses on any such positions). The Fund would not be required to consider its exposure to such instruments if they were held for “bona fide hedging” purposes, as such term is defined in the rules of the CFTC. In addition to meeting one of the foregoing trading limitations, the Fund may not market itself as a commodity pool or otherwise as a vehicle for trading in the markets for CFTC-regulated instruments.

Credit default swap agreements. The Fund may enter into credit default swap agreements. The “buyer” in a credit default contract is obligated to pay the “seller” a periodic stream of payments over the term of the contract provided that no specified events of default, or “credit events,” on an underlying reference obligation have occurred. If such a credit event occurs, the seller must pay the buyer the “par value” (full notional value) of the reference obligation in exchange for the reference obligation, or must make a cash settlement payment. The Fund may be either the buyer or seller in the transaction. If the Fund is a buyer and no credit event occurs, the Fund will receive no return on the stream of payments made to the seller. However, if a credit event occurs, the Fund, as the buyer, receives the full notional value for a reference obligation that may have little or no value. As a seller, the Fund receives a fixed rate of income throughout the term of the contract, which typically is between six months and three years, if there is no credit event. If a credit event occurs, the Fund, as the seller, must pay the buyer the full notional value of the reference obligation. The Fund, as the seller, would be entitled to receive the reference obligation. Alternatively, the Fund may be required to make a cash settlement payment, where the reference obligation is received by the Fund as seller. The value of the reference obligation, coupled with the periodic payments previously received, would likely be less than the full notional value the Fund pays to the buyer, resulting in a loss of value to the Fund as seller. When the Fund acts as a seller of a credit default swap agreement it is exposed to the risks of a leveraged transaction. Credit default swaps may involve greater risks than if the Fund had invested in the reference obligation directly. In addition to general market risks, credit default swaps are subject to illiquidity risk, counterparty risk and credit risk. The Fund will enter into swap agreements only with counterparties who are rated investment grade quality by at least one NRSRO at the time of entering into such transaction or whose creditworthiness is believed to be equivalent to such rating.

The Fund may also invest in credit derivative contracts on baskets or indices of securities, such as CDX. A CDX can be used to hedge credit risk or to take a position on a basket of credit entities or indices. The individual credits underlying credit default swap indices may be rated investment grade or non-investment grade. These instruments are designed to track representative segments of the credit default swap market such as investment grade, below investment grade and emerging markets. A CDX index tranche provides access to customized risk, exposing each investor to losses at different levels of subordination. The lowest part of the capital structure is called the “equity tranche” as it has exposure to the first losses experienced in the basket. The mezzanine and senior tranches are higher in the capital structure but can also be exposed to loss in value. Investments are subject to liquidity risks as well as other risks associated with investments in credit default swaps.

Credit-linked notes. The Fund may invest in credit-linked notes (“CLNs”), which are derivative instruments. A CLN is a synthetic obligation between two or more parties where the payment of principal and/or interest is based on the performance of some obligation (a reference obligation). In addition to credit risk of the reference obligations and interest rate risk, the buyer/seller of the CLN is subject to counterparty risk.

Exchange-traded notes. The Fund may invest in exchange-traded notes (“ETNs”). An ETN is a type of senior, unsecured, unsubordinated debt security issued by financial institutions that combines both aspects of bonds and ETFs. An ETN’s returns are based on the performance of a market index or other reference asset minus fees and expenses. Similar to ETFs, ETNs are listed on an exchange and traded in the secondary market. However, unlike an ETF, an ETN can be held until the ETN’s maturity, at which time the issuer will pay a return linked to the performance of the market index or other reference asset to which the ETN is linked minus certain fees. Unlike regular bonds, ETNs do not make periodic interest payments and principal is not protected.

An ETN that is tied to a specific index may not be able to replicate and maintain exactly the composition and relative weighting of securities, commodities, or other components in the applicable index. ETNs also incur certain expenses not incurred by their applicable index. Additionally, certain components comprising the index tracked by an ETN may, at times, be temporarily unavailable, which may impede an ETN’s ability to track its index. Some ETNs that use leverage can, at times, be relatively illiquid and, thus, they may be difficult to purchase or sell at a fair price. Leveraged ETNs are subject to the same risk as other instruments that use leverage in any form. While leverage allows for greater potential return, the potential for loss is also greater. However, the Fund’s potential loss is limited to the amount actually invested in an ETN.

The market value of an ETN is influenced by supply and demand for the ETN, the current performance of the index or other reference asset, the credit rating of the ETN issuer, volatility, and lack of liquidity in the reference asset, changes in the applicable interest rates, and economic, legal, political, or geographic events that affect the reference asset. The market value of ETN shares may differ from their NAV. This difference in price may be because of the supply and demand in the market for ETN shares at any point in time is not always identical to the supply and demand in the market for the securities underlying the index (or other reference asset) that the ETN seeks to track. The value of an ETN may also change due to a change in the issuer’s credit rating. As a result, there may be times when an ETN share trades at a premium or discount to its NAV. The Fund will bear its pro rata portion of any fees and expenses borne by the ETN. These fees and expenses generally reduce the return realized at maturity or upon redemption from an investment in an ETN.

Repurchase agreements. The Fund may enter into repurchase agreements with broker-dealers, member banks of the Federal Reserve System and other financial institutions. Repurchase agreements are arrangements under which the Fund purchases securities and the seller agrees to repurchase the securities within a specific time and at a specific price. The repurchase price is generally higher than the Fund’s purchase price, with the difference being income to it. A repurchase agreement may be considered a loan by the Fund’s collateralized by securities. Under the direction of the Board, the Adviser reviews and monitors the creditworthiness of any institution which enters into a repurchase agreement with the Fund. The counterparty’s obligations under the repurchase agreement are collateralized with U.S. Treasury and/or agency obligations with a market value of not less than 100% of the obligations, valued daily. Collateral is held by the Fund’s custodian in a segregated, safekeeping account for the benefit of it. Repurchase agreements afford the Fund an opportunity to earn income on temporarily available cash. In the event of commencement of bankruptcy or insolvency proceedings with respect to the seller of the security before repurchasing the security under a repurchase agreement, the Fund may encounter delay and incur costs before being able to sell the security. Such a delay may involve loss of interest or a decline in price of the security. If the court characterizes the transaction as a loan and the Fund has not perfected a security interest in the security, the Fund may be required to return the security to the seller’s estate and be treated as an unsecured creditor of the seller. As an unsecured creditor, the Fund would be at risk of losing some or all the principal and interest involved in the transaction. There is no specific limit on the Fund’s ability to enter into repurchase agreements. The SEC frequently treats repurchase agreements as loans for purposes of the 1940 Act.

Reverse repurchase agreements. Reverse repurchase agreements involve the sale of securities to a bank or other institution with an agreement that the Fund will buy back the securities at a fixed future date at a fixed price plus an agreed amount of “interest” which may be reflected in the repurchase price. Reverse repurchase agreements involve the risk that the market value of securities purchased by the Fund with proceeds of the transaction may decline below the repurchase price of the securities sold by the Fund that it is obligated to repurchase. The Fund will also continue to be subject to the risk of a decline in the market value of the securities sold under the agreements because it will reacquire those securities upon effecting their repurchase. Reverse repurchase agreements may be deemed a type of borrowing. To the extent the Fund covers its commitments under reverse repurchase agreements by the segregation of liquid assets or by otherwise covering its obligations under these instruments, they will not be considered “senior securities” under the 1940 Act and thus not be subject to the 300% asset coverage requirement applicable to forms of indebtedness used by the Fund. See “Asset Segregation.”

Dollar rolls. The Fund may enter into mortgage “dollar rolls” in which the Fund sells securities for delivery in the current month and simultaneously contracts with the same counterparty to repurchase similar (same type, coupon, and maturity), but not identical securities on a specified future date. During the roll period, the Fund loses the right to receive principal and interest paid on the securities sold. However, the Fund would benefit to the extent of any difference between the price received for the securities sold and the lower forward price for the future purchase (often referred to as the “drop”) or fee income plus the interest earned on the cash proceeds of the securities sold until the settlement date of the forward purchase. Unless such benefits exceed the income, capital appreciation and gain or loss due to mortgage prepayments that would have been realized on the securities sold as part of the mortgage dollar roll, the use of this technique will diminish the investment performance of the Fund compared with what such performance would have been without the use of mortgage dollar rolls. All cash proceeds will be invested in instruments that are permissible investments for the Fund; it will hold and maintain in a segregated account until the settlement date cash or liquid securities in an amount equal to its forward purchase price.

For financial reporting and tax purposes, the Fund treats mortgage dollar rolls as two separate transactions: one involving the purchase of a security and a separate transaction involving a sale.

Dollar rolls involve certain risks including the following: if the broker-dealer to whom the Fund sells the security becomes insolvent, the Fund’s right to purchase or repurchase the securities subject to the dollar roll may be restricted and the instrument which the Fund is required to repurchase may be worth less than an instrument which the Fund originally held. Successful use of dollar rolls will depend upon the Adviser’s ability to manage its interest rate and prepayment exposure. There is no assurance that dollar rolls can be successfully employed.

Asset segregation. The 1940 Act requires that the Fund segregate assets in connection with certain types of transactions that may have the effect of leveraging the portfolio. If the Fund enters into a transaction requiring segregation, such as a forward commitment or a reverse repurchase agreement, the custodian or the Adviser will segregate liquid assets in an amount required to comply with the 1940 Act. To the extent the Fund sells or writes credit default swaps or event-linked swaps, the Fund segregates liquid assets at least equal to the full notional value of such credit default swaps or event-linked swaps. Such segregated assets will be valued at market daily. If the aggregate value of such segregated assets declines below the aggregate value required to satisfy the 1940 Act, additional liquid assets will be segregated. In some instances, a Fund may “cover” its obligation using other methods to the extent permitted under the 1940 Act, orders or releases issued by the SEC thereunder, or no-action letters or other guidance of the SEC staff.

When-issued and delayed delivery securities. The Fund may purchase securities, including U.S. government securities, on a when-issued basis or may purchase or sell securities for delayed delivery. In such transactions, delivery of the securities occurs beyond the normal settlement period, but no payment or delivery is made by the Fund before the actual delivery or payment by the other party to the transaction. The Fund will not earn income on these securities until delivered. The purchase of securities on a when- issued or delayed delivery basis involves the risk that the value of the securities purchased will decline prior to the settlement date. The sale of securities for delayed delivery involves the risk that the prices available in the market on the delivery date may be greater than those obtained in the sale transaction. When the Fund enters into when-issued or delayed delivery transactions it will segregate liquid assets with a value equal to the Fund’s obligations. See “Asset Segregation.”

FUNDAMENTAL INVESTMENT POLICIES AND RESTRICTIONS

The Fund has adopted certain fundamental investment policies and restrictions, which cannot be changed without the vote of a majority of the Fund's outstanding voting securities. Under the 1940 Act, the vote of a majority of the outstanding voting securities of an investment company, such as the Fund, means the affirmative vote of the lesser of: (a) more than fifty percent (50%) of its outstanding shares; or (b) sixty- seven percent (67%) or more of the voting securities present at a meeting of the Fund’s shareholders (“Shareholders”) (provided that more than fifty percent (50%) of its outstanding shares are represented at the meeting in person or by proxy). If a fundamental policy and restriction is adhered to at the time of an investment or transaction, a later increase or decrease in percentages will not be considered a violation of any of these fundamental policies and restrictions if these increases or decreases in percentages result solely from increases or decreases in the total amount of the Fund’s assets or changes in the values of portfolio investments, provided, however, that the asset coverage requirement applicable to borrowings shall be maintained in the manner contemplated by applicable law.

The following are fundamental policies that may be changed only with a Shareholder vote:

(1)	The Fund’s 80% Policy, defined under the “Principal Investment Strategies” in the Prospectus, to invest in debt securities whose interest is, in the opinion of Fund counsel for the issuer at the time of issuance, exempt from regular federal income tax.

(2)	The Fund may not issue any senior security (as that term is defined in the 1940 Act) or borrow money, except to the extent permitted by the 1940 Act, the rules and regulations thereunder, or interpretations of the SEC or its staff.

(3)	The Fund may not act as an underwriter of securities of other issuers, except to the extent that in connection with the disposition of portfolio securities, it may be deemed to be an underwriter under the federal securities laws.

(4)	The Fund may not purchase or sell real estate, but this shall not prevent the Fund from investing in municipal securities secured by real estate or interest therein or foreclosing upon and selling such real estate.

(5)	The Fund may invest in commodities only as permitted by the 1940 Act or other governing statute, by the Rules thereunder or by the SEC or other regulatory agency with authority over the Fund.

(6)	The Fund may not make loans to others, except as permitted under the 1940 Act, and as interpreted, modified, or otherwise permitted by regulatory authority having jurisdiction, from time to time.

(7)	The Fund may not concentrate (i.e., invest more than 25% of its total assets in securities of issuers in any one industry or group of industries), provided, however, that such limitation shall not apply to municipal securities other than those municipal securities backed principally by the assets and revenues of non-governmental issuers. For purposes of this restriction, governments and their political subdivisions are not part of any industry.

In addition, the Fund is classified as a “non-diversified company,” as defined under the 1940 Act.

The Fund interprets each of these fundamental investment policies and restrictions under the 1940 Act, the rules and regulations under the 1940 Act, and the SEC's and its staff's interpretations of the 1940 Act. Under the 1940 Act, investments of more than 25% of a fund’s total assets in one or more issuers in the same industry or group of industries constitutes concentration. The policy in subparagraph (7) above will be interpreted in accordance with public interpretations of the SEC and its staff and to give broad authority to the Fund as to how to classify issuers within or among either industries or groups of related industries. The Fund currently utilizes one or more industry classifications used by one or more widely recognized market indexes or rating group indexes, or as defined by the Adviser. For applying the 25% industry limitation set forth in subparagraph (7) above, such limitation will apply to municipal securities if the payment of principal and interest for such securities is derived principally from a specific project, and in that situation the Fund will consider such municipal securities to be in an industry associated with the project. If the Fund invests in any investment company, it will look through the underlying investment company to determine the Fund’s compliance with subparagraph (7) above; in other words, it will concentrate its investments in a particular industry or group of related industries to the same extent that the underlying fund is concentrated.

In addition, the Fund will consider the investments of underlying investment companies when determining compliance with its concentration policy, to the extent the Fund has sufficient information about such investments. Under the 1940 Act, the Fund may invest only up to 10% of its total assets in the aggregate in shares of other investment companies and only up to 5% of its total assets in any one investment company, provided the investment does not represent more than 3% of the voting stock of the acquired investment company at the time such shares are purchased, unless permitted to exceed such limitation pursuant to SEC rule or exemptive relief. As a shareholder in any investment company, the Fund will bear its ratable share of that investment company’s expenses, and will also remain subject to payment of the fund’s management, advisory and administrative fees with respect to assets so invested. Holders of Common Shares would therefore be subject to duplicative expenses to the extent the Fund invests in other investment companies.

For any percentages adopted by the Fund as maximum limitations on its investment policies and restrictions, an excess above the fixed percentage will not be a violation of the policy or restriction unless the excess results immediately and directly from the acquisition of any security or action taken by the Adviser. In other words, changes in percentages due to market appreciation or depreciation of a position will not cause a violation of the policy or restriction. This paragraph does not apply to the borrowing policy set forth in subparagraph (2) above as the coverage ratio described in that subparagraph must always be met. Under the 1940 Act, the Fund is not permitted to issue “senior securities representing indebtedness” if, immediately after the issuance of such senior securities representing indebtedness, the asset coverage ratio with respect to such senior securities would be less than 300%. “Senior securities representing indebtedness” include borrowings (including loans from financial institutions) and debt securities. “Senior securities representing indebtedness” also include other derivative investments or transactions, such as reverse repurchase agreements, to the extent the Fund has not fully covered, segregated, or earmarked cash or liquid assets in accordance with the 1940 Act, the rules thereunder, and applicable positions of the SEC and its staff. With respect to any such senior securities representing debt, asset coverage means the ratio which the value of the total assets of the Fund, less all liabilities and indebtedness not represented by senior securities (as defined in the 1940 Act), bears to the aggregate amount of such borrowing represented by senior securities issued by the Fund.

OTHER FUNDAMENTAL INVESTMENT POLICIES AND RESTRICTIONS

In addition, the Fund has adopted the following fundamental policies with respect to repurchase offers, which may not be changed without the approval of the holders of a majority of the Fund’s outstanding Shares:

(a)	The Fund will make quarterly repurchase offers pursuant to Rule 23c-3 under the 1940 Act, for 5% to 25% of the Shares outstanding at NAV less any repurchase fee, unless suspended or postponed in accordance with regulatory requirements.

(b)	The Fund will repurchase Shares that are tendered by a specific date (the “Repurchase Request Deadline”), which will be established by the Board in accordance with Rule 23c-3, as amended from time to time. Rule 23c-3 requires the Repurchase Request Deadline to be no less than 21 days and no more than 42 days after the Fund sends notification to Shareholders of the repurchase offer.

(c)	There will be a maximum 14 calendar day period (or the next Business Day if the 14th calendar day is not a Business Day) between the Repurchase Request Deadline and the date on which the Fund’s NAV applicable to the repurchase offer is determined (the “Repurchase Pricing Date”).

NON-FUNDAMENTAL INVESTMENT POLICIES AND RESTRICTIONS

The Fund’s investment objective described under “Investment Objective” in the Prospectus is considered non-fundamental and may be changed by the Board without Shareholder approval. Shareholders, however, will be notified in writing of any change at least 60 days before effecting any material change to the Fund’s investment objective. The Fund interprets each non-fundamental investment policy and restriction under the 1940 Act, the rules, and regulations thereunder, and the SEC’s and its staff’s interpretations of the 1940 Act.

PORTFOLIO TURNOVER

The Fund may dispose of securities without regard to the length of time they have been held when such actions, for defensive reasons or otherwise, appear advisable to the Adviser. The Fund’s portfolio turnover rate is calculated by dividing the lesser of purchases or sales of portfolio securities for the fiscal year by the monthly average value of the portfolio securities owned by the Fund during the particular fiscal year. For purposes of determining this rate, all securities whose maturities at the time of acquisition are one year or less are excluded. A high portfolio turnover rate bears certain tax consequences and results in greater transaction costs, which are borne directly by the Fund or indirectly by the Shareholders. For the two most recent fiscal years ended January 31, 2024 and 2025, the Fund’s portfolio turnover rate was 10% and 12%, respectively.

MANAGEMENT OF THE FUND

The business operations of the Fund are managed and supervised under the direction of the Board, subject to the laws of the State of Delaware and the Fund’s Agreement and Declaration of Trust (the “Declaration of Trust”). The Fund is governed by its Board, which has overall responsibility for monitoring and overseeing the Fund’s investment program, its management and operations, and the Adviser on behalf of the Fund and its Shareholders. The Board exercises the same powers, authority, and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation. The officers of the Fund conduct and supervise the daily business operations of the Fund. The Board has approved the Fund’s investment program as described in the Prospectus.

The trustees of the Board (each, a “Trustee”) are not required to contribute to the capital of the Fund or to hold interests in it. At least a majority of the Trustees are and will be persons who are not “interested persons,” as defined in Section 2(a)(19) of the 1940 Act, of the Fund (referred to as the “Independent Trustees”). Each investor, by purchasing Shares in the Fund, will become a Shareholder of the Fund and be deemed to have voted for the election of each initial Trustee. Any vacancy on the Board may be filled by a majority of the remaining Trustees as permitted by the Declaration of Trust, except to the extent the 1940

Act requires the election of trustees by Shareholders.

The identity of Trustees of the Board and officers of the Fund, and their brief biographical information, including their addresses, their year of birth and descriptions of their principal occupations during the past five years is set forth below.

The Trustees serve on the Board for terms of indefinite duration. A Trustee’s position in that capacity will terminate if the Trustee is removed or resigns or, among other events, upon the Trustee’s death, incapacity, retirement, or resignation. A Trustee may resign upon written notice delivered to any officer of the Trust or to a meeting of the Trustees, and may be removed, with or without cause, by action of at least two-thirds of the remaining Trustees not subject to the removal vote. In the event of any vacancy in the position of a Trustee, the remaining Trustees of the Fund may appoint an individual to serve as a Trustee so long as immediately after the appointment at least two-thirds of the Trustees of the Fund then serving have been elected by the Shareholders of the Fund. The Board may call a meeting of the Shareholders to fill any vacancy in the position of a Trustee of the Fund, and must do so if the Trustees who were elected by the Shareholders cease to constitute a majority of the Trustees then serving on the Board.

The Board believes that each of the Trustees’ experience, qualifications, attributes, and skills on an individual basis and in combination with those of the other Trustees lead to the conclusion that each Trustee should serve in such capacity. Among the attributes common to all Trustees is the ability to review critically, evaluate, question, and discuss information provided to them, to interact effectively with the other Trustees, the Adviser, other service providers, counsel, and the independent registered public accounting firm, and to exercise effective business judgment in the performance of their duties as Trustees. A Trustee’s ability to perform his or her duties effectively may have been attained through the Trustee’s business, consulting, and public service work; experience as a board member of non-profit entities or other organizations; education or professional training; and/or other life experiences. In addition to these characteristics, set forth below is a brief discussion of the specific experience, qualifications, attributes, or skills of each Trustee.

Trustees and Officers

The tables below show, for each Trustee and officer of the Fund, their name, address, and year of birth; the position held with the Fund; the length of time served as Trustee or officer of the Fund; the Trustee’s or officer’s principal occupations during the last five years; the number of portfolios in the Adviser’s fund complex overseen by the Trustee or for which a person served as an officer; and other directorships or trusteeships held by such Trustee. The address of each trustee and officer is 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246.

Information Regarding Trustees

Name and Year of Birth	Position with the Fund	Term of Office and Length of Time Served	Principal Occupation(s) and Other Directorships/Trusteeships During Past Five Years	Number of Portfolios in Fund Complex Overseen by Trustee
J. Robert Lind Year of Birth: 1961	Interested Trustee and President	Since 2021	Managing Director, Lind Capital Partners, LLC (2009 - Present).	1
Richard H. Adler Year of Birth: 1954	Independent Trustee	Since 2021	President/CEO, Red Arrow Capital, LLC (2014 – Present).	1

Thomas J. Schmidt Year of Birth: 1963	Independent Trustee and Chairman	Since 2021	Principal, Tom Schmidt & Associates Consulting, LLC (2015-Present); Trustee, 360 Funds (2018-Present); FNEX Ventures (2018-2020).	1

Information Regarding Officers

Name and Year of Birth	Position with the Fund	Length of Time Served	Principal Occupation(s) During Past Five Years
Erik Naviloff Year of Birth: 1968	Treasurer	Since 2021	Vice President – Fund Administration, Ultimus Fund Solutions, LLC (2011 – Present).
Karen Jacoppo-Wood Year of Birth: 1966	Secretary	Since 2023

Senior Vice President and Associate General Counsel of Ultimus Fund Solutions, LLC (2022 – present); Managing Director and Managing Counsel of State Street Bank and Trust Company (2019 – 2022) (Vice President and Managing Counsel from 2014 – 2019).

Jared Lahman Year of Birth: 1986	Chief Compliance Officer	Since 2024	Compliance Officer/Assistant Vice President, NLCS (2023 - Present), Senior Compliance Analyst, Northern Lights Compliance, LLC (2019 - 2023).
Deryk Jones Year of Birth: 1988	Anti-Money Laundering Compliance Officer	Since 2021	Compliance Analyst, Northern Lights Compliance Services, LLC (2018 – Present).

J. Robert Lind. Mr. J. Robert Lind has over 30 years’ experience managing and operating financial services companies, and is a Principal at Lind Capital Partners, LLC. His prior experience includes management roles at Deutsche Bank AG and Raymond James & Associates, Inc.

Richard H. Adler. Mr. Adler has more than 45 years’ experience managing and operating financial services companies, including asset managers; he has also served as a strategic financial consultant and board member to investment management firms. Mr. Adler is currently the CEO and Founder of Red Arrow Capital LLC, and previously served as the President of the Investment Advisers Association.

Thomas J. Schmidt. Mr. Schmidt has more than 30 years’ experience managing and operating financial services companies and is currently Principal of Tom Schmidt & Associates Consulting, LLC. Prior to this, he served as Vice President of the Mutual Fund an Alternative Investment Full Service Transfer Agent.

The Board has determined that each of the Trustees’ careers and background, combined with their interpersonal skills and general understanding of financial and other matters, enable the Trustees to effectively participate in and contribute to the Board’s functions and oversight of the Trust. References to the qualifications, attributes and skills of Trustees are pursuant to requirements of the SEC, do not constitute holding out the Board or any Trustee as having any special expertise or experience, and shall not impose any greater responsibility on any such person or on the Board by reason thereof.

Trustee Ownership of Securities

For each Trustee, the dollar range of equity securities beneficially owned by the Trustee in the Fund and in all registered investment companies advised by the Adviser (“Family of Investment Companies”) that are overseen by the Trustee is shown below.

Name of Trustee[1]	Dollar Range of Equity Securities in the Fund[2]	Aggregate Dollar Range of Equity Securities in All Funds Overseen or to be Overseen in Family of Investment Companies
J. Robert Lind[2]	Over $100,000	Over $100,000
Richard H. Adler	Over $100,000	Over $100,000
Thomas J. Schmidt	$0	$0

1	The address for each Trustee and officer is 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246.
2	Considered to be an Interested Person within the meaning of the 1940 Act through his position or affiliation with the Adviser.

Compensation of Trustees

The following table shows information regarding the compensation received by the Independent Trustees. Each Independent Trustee receives an annual retainer of $12,000, paid quarterly. No compensation is paid by the Fund to Trustees that are interested persons of the Adviser (as determined under the 1940 Act). In all cases, no pension or retirement benefits accrued as part of the Fund’s expenses.

Name of Independent Trustee	Total Compensation from Fund and Fund Complex Paid to Trustees
Richard H. Adler	$12,000
Thomas J. Schmidt	$12,000

Board Committees

The Board has an audit committee (the “Audit Committee”) consisting of the Independent Trustees. Richard

H. Adler has been designated as an “audit committee financial expert” as defined under Item 407 of Regulation S-K of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Mr. Adler is the Chairman of the Audit Committee. The Audit Committee has the responsibility, among other things, to: (i) oversee the accounting and financial reporting processes of the Fund and its internal control over financial reporting; (ii) oversee the quality and integrity of the Fund’s financial statements and the independent audit thereof; (iii) oversee or, as appropriate, assist the Board in overseeing the Fund’s compliance with legal and regulatory requirements that relate to the Fund’s accounting and financial reporting, internal control over financial reporting and independent audit; (iv) approve prior to appointment the engagement of the Fund’s independent registered public accounting firm and, in connection therewith, to review and evaluate the qualifications, independence and performance of the Fund’s independent registered public accounting firm; and (v) act as a liaison between the Fund’s independent registered public accounting firm and the Board. For the fiscal year ended January 31, 2025, the Audit Committee met three times.

The Board has determined that its leadership structure is appropriate given the business and nature of the Fund, the Fund’s status as a new company with limited performance history, the small size of the Board and the Fund’s initial capitalization. The Board considered that the Chairman of the Audit Committee is an Independent Trustee and serves as a key point person for dealings between management and the other Independent Trustees. The Independent Trustees also regularly meet outside the presence of management.

The Board has determined that its committees help ensure that the Fund has effective and independent governance and oversight. The Board also believes that its leadership structure facilitates the orderly and efficient flow of information to the Independent Trustees from management of the Fund, including the Adviser. The Board reviews its structure on an annual basis.

As an integral part of its responsibility for oversight of the Fund in the interests of Shareholders, the Board, as a general matter, oversees risk management of the Trust’s investment programs and business affairs. The function of the Board with respect to risk management is one of oversight and not active involvement in, or coordination of, day-to-day risk management activities for the Fund. The Board recognizes that: (i) not all risks that may affect the Fund can be identified; (ii) it may not be practical or cost-effective to eliminate or mitigate certain risks; (iii) it may be necessary to bear certain risks (such as investment-related risks) to achieve the Fund’s goals; and (iv) the processes, procedures and controls employed to address certain risks may be limited in their effectiveness. Moreover, reports received by the Trustees that may relate to risk management matters are typically summaries of the relevant information.

The Board exercises oversight of the risk management process primarily through the Audit Committee, and through oversight by the Board. The Fund faces several risks, such as investment-related and compliance risks. The Adviser’s personnel seek to identify and address risks (i.e., events or circumstances that could have material adverse effects on the business, operations, shareholder services, investment performance or reputation of the Fund). Under the overall supervision of the Board or the applicable Committee, the Fund and the Adviser employ a variety of processes, procedures, and controls to identify such possible events or circumstances, to lessen the probability of their occurrence or to mitigate the effects of such events or circumstances if they do occur. Different processes, procedures, and controls are employed for different types of risks. Various personnel, including the Fund’s Chief Compliance Officer, as well as various personnel of the Adviser and other service providers such as the Fund’s independent accountants, may report to the Audit Committee and to the Board regarding various aspects of risk management, as well as events and circumstances that have arisen and responses thereto.

As of January 31, 2025, each Independent Trustee, and his immediate family members, did not beneficially or of record own securities in: (i) an investment adviser or principal underwriter of the Fund; or (ii) a person (other than a registered investment company) directly or indirectly controlling, controlled by, or under common control with an investment adviser or principal underwriter of the Fund.

Shareholder Communications to the Board

Shareholders may send communications to the Board by addressing the communications directly to the Board (or individual Trustees) or otherwise clearly indicating in the salutation that the communication is for the Board (or individual Trustees). The Shareholder may send the communication to either the Fund’s office or directly to such Trustees at the address specified for each Trustee. Other Shareholder communications received by the Fund not directly addressed and sent to the Board will be reviewed and generally responded to by management. Such communications will be forwarded to the Board at management’s discretion based on the matters contained therein.

The Adviser

Lind Capital Partners, LLC, located at 500 Davis Center, Suite 1004, Evanston, Illinois 60201, serves as the Fund’s investment adviser. The Adviser, an Illinois limited liability company, is registered with the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser was founded in 2008.

Investment Advisory Agreement

The Adviser provides investment advisory services to the Fund, under the oversight of the Board, pursuant to an investment advisory agreement (the “Advisory Agreement”). The Advisory Agreement is effective for an initial two-year term and may be continued in effect if the continuance is approved annually by the Board, including a majority of Independent Trustees, by vote cast in person at a meeting called for the purpose of voting on approval. The Board or the Shareholders may terminate the Advisory Agreement without payment of any penalty on 60 days’ prior written notice to the Adviser. The Advisory Agreement provides that it will terminate automatically in the event of its “assignment,” as defined by the 1940 Act and the rules thereunder.

The Advisory Agreement provides that, in the absence of willful misfeasance, bad faith, gross negligence, or reckless disregard of its obligations to the Fund, the Adviser and any partner, director, officer or employee of the Adviser, or any of their affiliates, executors, heirs, assigns, successors or other legal representative, will not be liable to the Fund for any error of judgment, for any mistake of law or for any act or omission by the person in connection with the performance of services to the Fund. The Advisory Agreement also provides for indemnification, to the fullest extent permitted by law, by the Fund of the Adviser and its respective affiliates and controlling persons, for any liability or expense, including without limitation reasonable attorneys’ fees and expenses, to which the person may be liable that arises in connection with the performance of services to the Fund, so long as the liability or expense is not incurred by reason of the person’s willful misfeasance, bad faith, gross negligence, reckless disregard of duty, a material breach of a provision of the Advisory Agreement or violation of applicable law, including, without limitation, the federal and state securities laws.

Under an expense limitation agreement, (“ELA”) the Adviser has contractually agreed to waive its fees and reimburse expenses of the Fund, until at least May 31, 2026, to ensure that total annual fund operating expenses (excluding brokerage costs, interest, taxes, borrowing costs such as interest and dividend expense on securities sold short, Acquired Fund fees and expenses, other expenditures which are capitalized in accordance with GAAP, extraordinary expenses such as litigation and merger or reorganization costs, and other expenses not incurred in the ordinary course of such Fund’s business), will not exceed 1.25% of the Fund’s average daily net assets. The fees waived and expenses reimbursed are subject to recoupment by the Adviser within the 36 months after the date on which the waiver or reimbursement occurred. The Fund will make repayments to the Adviser only if the recoupment does not cause the Fund’s expense ratio (after repayment is considered) to exceed both: (i) the Fund’s expense limitation in place at the time such amounts were waived or reimbursed, and (ii) the Fund’s current expense limitation. This ELA may be terminated only by the Fund’s Board on 60 days’ written notice to the Adviser. Reimbursement or waiver arrangements can decrease expenses and boost performance.

In consideration of the advisory and other services provided by the Adviser to the Fund under the Investment Management Agreement, the Fund will pay the Adviser an investment management fee (the “Management Fee”) at the annual rate of 1.00% of the average daily net assets of the Fund. The Management Fee is paid to the Adviser out of the Fund’s assets and decreases the net profits or increases the net losses of the Fund. The Management Fee will be payable monthly in arrears. The table below provides the compensation paid to the Adviser by the Fund, including any fee waivers and expense reimbursements made by the Adviser during the fiscal year indicated:

Fiscal Year Ended January 31	Management Fees Accrued	Management Fee Waivers	Expense Reimbursements	Net Management Fees Received by Adviser
2025	$270,665	$270,665	$28,929	$0
2024	$197,978	$197,978	$104,085	$0

2023	$168,976	$296,039	$127,063	$0

In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from when they were incurred; and (2) the reimbursement may not be made if it would cause the ELA (at the time of waiver/reimbursement or recoupment) to be exceeded.

As of January 31, 2025, the cumulative expenses subject to recapture amounted to $897,696, of which $299,594 expires January 31, 2028, $302,063 expires January 31, 2027, and $296,039 expires January 31, 2026.

Portfolio Managers

Other Accounts Managed by the Portfolio Managers. The following table reflects information regarding accounts for which the portfolio manager has day-to-day management responsibilities (other than the Fund). Accounts are grouped into three categories: (i) registered investment companies, (ii) other pooled investment accounts, and (iii) other accounts. Information is shown as of January 31, 2025.

				Number of	Total Assets
		Total	Total	Accounts	of Accounts
		Number	Assets	Managed	Managed
		of Other	of Other	with Advisory	with Advisory
		Accounts	Accounts	Fee Based on	Fee Based on
Portfolio Manager	Type of Accounts	Managed	Managed (in millions)	Performance	Performance
J. Robert Lind	Registered
	Investment
	Companies	0	$0	0	$0
	Other Pooled
	Investment Vehicles	0	$0	0	$0
	Other Accounts	55	$121	0	$0
Anthony Chun	Registered
	Investment
	Companies	0	$0	0	$0
	Other Pooled
	Investment Vehicles	0	$0	0	$0
	Other Accounts	55	$121	0	$0
Jon Lind	Registered Investment Companies
		0	$0	0	$0
	Other Pooled Investment Vehicles	0	$0	0	$0
	Other Accounts	55	$121	0	$0

Compensation of the Portfolio Managers

Mr. J. Robert Lind is a principal of the Adviser and as such is compensated through distributions that are based primarily on the profits and losses of the Adviser. Mr. Chun and Mr. Jon Lind are compensated through salary, bonus, and the Adviser’s equity plan.

Securities Ownership of Fund Shares of the Portfolio Managers

The table below shows the value of shares of the Fund beneficially owned by the Portfolio Manager of the Fund as of January 31, 2025, stated as one of the following ranges: None; $1–$10,000; $10,001–$50,000; $50,001–$100,000; $100,001–$500,000; $500,001–$1,000,000; or over $1,000,000.

Name of Portfolio Manager	Dollar Range of Shares of the Fund
J. Robert Lind	$500,001–$1,000,000
Anthony Chun	None
Jon Lind	None

Conflicts of Interest

The Adviser’s management of accounts other than the Fund may give rise to potential conflicts of interest in connection with its management of the Fund’s investments, on the one hand, and the investments of the other accounts (the “Other Accounts”), on the other. The Other Accounts might have similar investment objectives as the Fund, track the same indices the Fund tracks or otherwise hold, purchase, or sell securities that are eligible to be held, purchased, or sold by the Fund. While a portfolio manager’s management of other accounts may give rise to the following potential conflicts of interest, the Adviser does not believe that the conflicts, if any, are material or, to the extent any such conflicts are material, the Adviser believes that it has designed policies and procedures that are designed to manage those conflicts in an appropriate way.

Additionally, the Adviser may manage separate accounts or other pooled investment vehicles that have materially higher or different fee arrangements than the Fund and may also be subject to performance-based fees. The side-by-side management of these separate accounts and pooled investment vehicles, if any, may raise potential conflicts of interest relating to cross-trading and the allocation of investment opportunities. The Adviser has a fiduciary responsibility to manage all client accounts in a fair and equitable manner. The Adviser seeks to provide best execution of all securities transactions and to allocate investments to client accounts in a fair and reasonable manner. To this end, the Adviser has developed policies and procedures designed to mitigate and manage the potential conflicts of interest that may arise from side-by-side management. There is no guarantee, however, that the policies and procedures adopted by the Adviser and the Fund will detect or prevent every situation in which an actual or potential conflict may appear. These potential conflicts include:

Allocation of Limited Time and Attention. The Fund substantially relies on the Adviser to manage the daily activities of the Fund and to implement the Fund’s investment strategy. The Adviser may in the future be involved with activities that are unrelated to the Fund. For example, the Adviser is not restricted from forming additional investment funds, from entering into other investment advisory relationships or from engaging in other business activities, even though such activities may be in competition with the Fund or may involve substantial time and resources of the Adviser. These activities could be viewed as creating a conflict of interest in that the time and effort of the Adviser and its officers and employees will not be devoted exclusively to the Fund’s business but will be allocated between the Fund and the management of the assets of other clients of the Adviser. The Adviser and its employees will devote only as much of their time to the Fund’s business as the Adviser and its employees, in their judgment, determine is reasonably required, which may be substantially less than their full time. Therefore, the Adviser and its employees may experience conflicts of interest in allocating management time, services and functions among the Fund and any other business ventures in which they or any of their key personnel, as applicable, are or may become involved. This could result in actions that are more favorable to other entities than to the Fund.

Nevertheless, the Fund believes that the members of the Adviser’s senior management and the other key professionals have sufficient time to fully discharge their responsibilities to the Fund and to the other businesses in which they are involved. The Fund believes that its executive officers will devote the time required to manage the business and expect that the amount of time a particular executive officer devotes to the Fund will vary during the course of the year and depend on the Fund’s business activities at the given time.

A portfolio manager who is responsible for managing multiple client accounts may devote unequal time and attention to the management of those accounts. As a result, the portfolio manager may not be able to formulate as complete a strategy or identify equally attractive investment opportunities for each of the accounts as might be the case if he were to devote substantially more attention to the management of a single account. The effects of this potential conflict may be more pronounced where accounts overseen by a particular portfolio manager have different investment strategies.

Compensation Arrangements. The Adviser will receive fees from the Fund in return for its services, and these fees could influence the advice provided by the Adviser. Among other matters, the compensation arrangements could affect the Adviser’s judgment with respect to offerings of equity by the Fund, which allow the Adviser to earn increased Management Fees. In addition, while the Fund is using leverage, the amount of the fees paid to the Adviser for investment advisory and management services are higher than if the Fund did not use leverage because the fees paid are calculated based on the Fund’s Managed Assets, which include assets purchased with borrowings or leverage. Therefore, the Adviser has a financial incentive to leverage the Fund, which creates a conflict of interest between the Adviser on the one hand and the Shareholders of the Fund on the other.

Allocation of Limited Investment Opportunities. If a portfolio manager identifies a limited investment opportunity that may be suitable for multiple clients, the opportunity may be allocated among these several clients, which may limit the Fund’s ability to take full advantage of the investment opportunity.

As a result of regulations governing the ability of certain clients of the Adviser to invest side-by-side, it is possible that the Fund may not be permitted to participate in an investment opportunity at the same time as another fund or another client of the Adviser. These limitations may limit the scope of investment opportunities that would otherwise be available to the Fund. The decision as to which funds or other clients of the Adviser may participate in any particular investment opportunity will consider the suitability of the investment opportunity for, and the strategy of, the applicable funds or other clients. It is possible that the Fund may be prevented from participating due to such investment opportunity being more appropriately within the primary strategy of another fund or other client of the Adviser.

Conflicts of Interest Among Strategies. At times, a portfolio manager may determine that an investment opportunity may be appropriate for only some of the clients for which he exercises investment responsibility or may decide that certain of the clients should take differing positions with respect to a particular security. In these cases, the portfolio manager may place separate transactions for one or more clients, which may affect the market price of the security or the execution of the transaction, or both, to the detriment or benefit of one or more other clients. Similarly, the Adviser or its personnel may take positions that are different from those taken by one or more clients. Conflicts may also arise in cases when clients invest in different parts of an issuer’s capital structure, including circumstances in which one or more clients own private securities or obligations of an issuer and other clients may own public securities of the same issuer. Actions by investors in one part of the capital structure could disadvantage investors in another part of the capital structure. In addition, purchases or sales of the same investment may be made for two or more clients on the same date. There can be no assurance that a client will not receive less (or more) of a certain investment than it would otherwise receive if this conflict of interest among clients did not exist. In effecting transactions, it may not be possible, or consistent with the investment objectives of clients, to purchase or sell securities at the same time or at the same prices.

Portfolio Transactions and Brokerage Allocation

The Adviser is responsible for making decisions with respect to and places orders for purchases and sales of portfolio securities for the Fund, under the general supervision of the Board. Transactions on U.S. stock exchanges involve the payment of negotiated brokerage commissions, which vary among different brokers. Transactions in the over-the-counter market are generally principal transactions with dealers and the costs of such transactions involve dealer spreads rather than brokerage commissions. For over-the-counter transactions, the Adviser normally deals directly with dealers who make a market in the securities involved, except in those circumstances where better prices and execution are available elsewhere or as described below. Purchases from underwriters include a commission or concession paid by the issuer to the underwriter and principal transactions placed through broker-dealers include a spread between the bid and asked prices.

The Advisory Agreement between the Fund and Adviser generally provides that, in executing portfolio transactions and selecting brokers or dealers, the Adviser will seek to execute portfolio transactions at prices which, under the circumstances, result in total costs or proceeds being the most favorable to the Fund. When allocating transactions to broker-dealers, the Adviser will consider, in determining whether a particular broker-dealer will provide best execution, all factors it deems relevant, including the breadth of the market in the security, the price of the security, the financial condition and execution capability of the broker or dealer, research services provided, and the reasonableness of the commission, if any, both for the specific transaction and on a continuing basis. The Adviser need not pay the lowest spread or commission available if it determines in good faith that the amount of commission is reasonable in relation to the value of the brokerage and research services provided by the broker-dealer, viewed either in terms of the particular transaction or the Adviser’s overall responsibilities as to the accounts as to which it exercises investment discretion. Research services may be in written form or through direct contact with individuals and may include quotations on portfolio securities and information on particular issuers and industries, as well as on market, economic or institutional activities, and may also include comparisons of the performance of the Fund to the performance of various indices and investments for which reliable performance data is available and similar information prepared by recognized mutual fund statistical services. The Fund recognizes that no dollar value can be placed on such research services or on execution services, such research services may or may not be useful to the Fund. Supplementary research information so received is in addition to, and not in lieu of, services required to be performed by the Adviser and does not reduce the management fee payable to the Fund. The Adviser will periodically review the commissions paid by the Fund to consider whether the commissions paid over representative periods of time appear to be reasonable in relation to the benefits inuring to the Fund.

The Board will periodically review the Adviser’s performance of its responsibilities in connection with the placement of portfolio transactions on behalf of the Fund.

For the fiscal year ended January 31, 2025, the Fund paid $0 in brokerage commissions.

DESCRIPTION OF SHARES

The Shares will be offered in a continuous offering thereafter at the Fund’s then current NAV per Share. The Board (subject to applicable law and the Fund’s Agreement and Declaration of Trust) may authorize an offering, without the approval of shareholders, as the Board determines to be necessary, desirable, or appropriate, having such terms, rights, preferences, privileges, limitations, and restrictions.

TAX ASPECTS

The following is a summary of certain aspects of the U.S. federal income taxation of the Fund and the Shareholders that should be considered by a prospective Shareholder. The Fund has not sought a ruling from the Internal Revenue Service (the “IRS”) or any other U.S. federal, state, or local agency with respect to any tax matters affecting the Fund, nor has it obtained an opinion of counsel with respect to any of those matters.

The summary of the U.S. federal income tax treatment of the Fund and the Shareholders set out below is based upon the Code, judicial decisions, Treasury Regulations (proposed and final) (the “Regulations”) and administrative rulings in existence as of the date of this SAI, all of which are subject to change, possibly with retroactive effect. The summary does not discuss the effect, if any, of various proposals to amend the Code that could change certain of the tax consequences of an investment in the Fund; nor does the summary discuss all of the tax consequences that may be relevant to a particular investor or to certain investors subject to special treatment under the U.S. federal income tax laws, such as insurance companies, financial institutions, tax-exempt organizations, dealers in securities, Shareholders who invest in the Fund through an IRA, or Shareholders subject to the alternative minimum tax. This summary assumes that Shareholders hold their Shares as capital assets (generally, for investment). This summary does not discuss any aspects of U.S. estate or gift tax or state, local or non-U.S. tax law. Each prospective Shareholder should consult with his, her or its own tax adviser to fully understand the U.S. federal, state, local and non-U.S. tax consequences of an investment in the Fund.

For purposes of this summary, a “U.S. Shareholder” is a beneficial owner of Shares that is, for U.S. federal income tax purposes:

(a)    A citizen or individual resident of the United States;

(b)	A corporation or other entity treated as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

(c)	An estate the income of which is subject to U.S. federal income taxation regardless of its source; or
(d)	A trust, if (i) a court within the United States can exercise primary supervision over the trust's administration and one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all its substantial decisions, or (ii) a valid election to be treated as a U.S. person is in effect under the relevant Regulations with respect to such trust.

A beneficial owner of Shares that is not a U.S. Shareholder or a partnership is referred to herein as a “non-

U.S. Shareholder.”

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships considering an investment in the Shares and partners in such partnerships should consult their tax advisers regarding the U.S. federal income tax consequences of acquiring, owning, and disposing of the Shares.

Taxation of the Fund

THIS SUMMARY IS NECESSARILY GENERAL, AND EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE

AND LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSAL OF SHARES, INCLUDING APPLICABLE TAX REPORTING REQUIREMENTS.

This summary is based on the Code as in effect on the date of this Prospectus, the Treasury Regulations, rulings of the IRS, and court decisions in existence on the date hereof, all of which are subject to change, possibly with retroactive effect. The Fund has not sought a ruling from the IRS or any other federal, state, or local agency, or opinion of counsel, with respect to any of the tax issues affecting the Fund. This summary does not discuss any aspects of the U.S. federal estate or gift tax or any state or local or non-U.S. tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if the Fund invested in tax-exempt securities or certain other investment assets.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership with respect to the Shares generally will depend upon the status of the partner and the activities of the partnership. Partners in partnerships considering an acquisition of Shares should consult their tax advisers with respect to the partnership’s purchase, ownership, and disposition of Shares.

Qualification as a RIC. The Fund intends to qualify for the special tax treatment accorded to Regulated Investment Companies (“RICs”) under the Code. If the Fund so qualifies, the Fund (but not the Shareholders) will not be subject to U.S. federal income tax on the part of its net ordinary income and net realized capital gains that it timely distributes to Shareholders. If the Fund retains any such income or gains, it will be subject to tax at regular corporate rates on the amount retained. The Fund intends to distribute substantially all such income and gains annually.

To qualify for the favorable tax treatment of a RIC, the Fund must, among other things, satisfy the source- of-income, asset diversification, and distribution requirements described below.

First, the Fund must derive at least ninety percent (90%) of its gross income each taxable year from dividends, interest, certain payments with respect to securities loans, net income derived from an interest in a “qualified” publicly traded partnership, gains from the sale or other disposition of stock or securities or foreign currencies, and certain other income (such as gains from options, futures or forward contracts) derived with respect to the business of investing in such stock, securities or currencies. A publicly traded partnership is “qualified” if it is treated as a partnership for U.S. federal income tax purposes and less than ninety percent (90%) of its gross income consists of income described in the previous sentence. To the extent the Fund invests in entities or arrangements that are treated as partnerships or grantor trusts for U.S. federal income tax purposes and are not qualified publicly traded partnerships, the income derived from such investments may be treated in whole or in part as non-qualifying income for purposes of the gross income test described in this paragraph, depending on the underlying source of income to such entities or arrangements. If the Fund were otherwise to fail to satisfy the gross income test for a taxable year, it would nevertheless be considered to satisfy such test if its failure to satisfy the gross income test was due to reasonable cause and not willful neglect and if it were to satisfy certain procedural requirements. The Fund would be subject to an excise tax if it were to rely on this rule to meet the gross income test.

Second, the Fund must satisfy an asset diversification test. Under that test, at the close of each quarter of the Fund's taxable year:

(a)	At least 50% of the value of the Fund's assets must generally consist of cash and cash items (including receivables), U.S. government securities, securities of other RICs, and securities of other issuers if, as to each of those other issuers, the Fund has not invested more than 5% of the value of the Fund's total assets in securities of each such issuer and the Fund does not hold more than 10% of the outstanding voting securities of each such issuer; and

(b)	No more than 25% of the value of the Fund's total assets may be invested in each of the securities (other than U.S. government securities and securities of other RICs) of: (i) any one issuer, (ii) two or more issuers which the Fund controls and which are engaged in the same or similar trades or businesses or related trades or businesses, or (iii) qualified publicly traded partnerships. If the Fund were otherwise to fail to satisfy the asset diversification test, it would nevertheless be considered to satisfy such test if either: (A) the failure to satisfy the asset test was de minimis and the Fund were to satisfy the asset test within a prescribed period, or (B) the Fund's failure to satisfy the asset diversification test was due to reasonable cause and not willful neglect, the Fund were to satisfy the test within a prescribed time period and the Fund were to satisfy certain procedural requirements. The Fund's failure to satisfy the asset diversification test would be considered de minimis if it were due to the Fund's ownership of assets the total value of which did not exceed the lesser of $10,000,000 and 1.00% of the total value of the Fund's assets at the end of the fiscal quarter in which the test was being applied. The Fund would be subject to an excise tax if it were to rely on the rule described in (B) of this paragraph to meet the asset diversification test. With respect to these limitations and restrictions imposed by the Code, the Fund, in appropriate circumstances, will be required to “look through” to the income, assets and investments of certain Portfolio Funds.

Third, the Fund must distribute at least 90% of its investment company taxable income (which includes, among other items, dividends and interest net of expenses and net short-term capital gains in excess of net long-term capital losses) for the taxable year. Distributions by the Fund made during the taxable year or, under specified circumstances, within 12 months after the close of the taxable year, will be considered distributions of income and gains for the taxable year and will therefore count toward satisfaction of this requirement.

The Fund has adopted policies and guidelines that are designed to enable the Fund to meet these tests, which will be tested for compliance on a regular basis for the purposes of being treated as a regulated investment company for federal income tax purposes. However, some issues related to qualification as a regulated investment company are open to interpretation.

If the Fund owns or is deemed to own equity interests in operating businesses conducted in “pass-through” form (i.e., as a partnership for U.S. federal income tax purposes), income from such equity interests may not qualify for purposes of the Source of Income Test, such equity interests may not qualify as securities for purposes of the Diversification Test, and, as a result, the Fund may be required to hold such interests through a subsidiary corporation. In such a case, any income from such equity interests should not adversely affect the Fund’s ability to meet the Source of Income Test, although such income generally would be subject to U.S. federal income tax, which the Fund would indirectly bear through its ownership of such subsidiary corporation.

The Fund’s investment strategy will potentially be limited by its intention to qualify for treatment as a RIC. The tax treatment of certain of the Fund’s investments under one or more of the qualification or distribution tests applicable to RICs is not certain. An adverse determination or future guidance by the IRS might affect the Fund’s ability to qualify for such treatment. Failure of the Fund to qualify and be eligible to be treated as a RIC would result in fund-level taxation and, consequently, a reduced return on your investment. The Fund could in some cases cure such failure, including by paying a Fund-level tax or interest, making additional distributions, or disposing of certain assets.

The Fund is authorized to borrow funds and to sell assets to satisfy distribution requirements. However, under the 1940 Act, the Fund is not permitted to make distributions to its Shareholders while its debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. Moreover, the Fund’s ability to dispose of assets to meet the Fund’s distribution requirements may be limited by (i) the illiquid nature of the Fund’s portfolio and/or (ii) other requirements relating to the Fund’s qualification as a RIC, including the Diversification Tests. If the Fund disposes of assets in order to meet the Annual Distribution Requirement or the Excise Tax Avoidance Requirement, the Fund may make such dispositions at times that, from an investment standpoint, are not advantageous.

Failure to Qualify as a RIC. If the Fund failed to satisfy the annual Source of Income Test or the Diversification Tests for any quarter of a taxable year, the Fund might nevertheless continue to qualify as a RIC for such year if certain relief provisions of the Code applied (which might, among other things, require the Fund to pay certain corporate-level U.S. federal taxes or to dispose of certain assets). If the Fund failed to qualify for treatment as a RIC and such relief provisions did not apply, the Fund would be subject to U.S. federal income tax on all of its net taxable income at regular corporate U.S. federal income tax rates and the Fund also would be subject to any applicable state and local taxes, regardless of whether the Fund made any distributions to Shareholders. The Fund would not be able to deduct distributions to its Shareholders, nor would the Fund be required to make distributions to its Shareholders for U.S. federal income tax purposes. Any distributions the Fund made generally would be taxable to its U.S. Shareholders as ordinary dividend income and, subject to certain holding period requirements and other limitations under the Code, would be eligible for the maximum U.S. federal income tax rate applicable to individuals and other non-corporate U.S. Shareholders, to the extent of the Fund’s current or accumulated earnings and profits. Subject to certain limitations under the Code, U.S. Shareholders that are corporations for U.S. federal income tax purposes would be eligible for the dividends-received deduction. Distributions in excess of the Fund’s current and accumulated earnings and profits would be treated first as a return of capital to the extent of and in reduction of the Shareholder’s adjusted tax basis, and any remaining distributions would be treated as a capital gain.

Subject to a limited exception applicable to RICs that qualified as such under Subchapter M of the Code for at least one year prior to disqualification and that re-qualify as a RIC no later than the second year following the non-qualifying year, the Fund could be subject to U.S. federal income tax on any unrealized net built-in gains in the assets held by it during the period in which it failed to qualify as a RIC that are recognized during the 10-year period after its requalification as a RIC, unless it made a special election to pay corporate-level U.S. federal income tax on such net built-in gains at the time of its requalification as a RIC. The Fund may decide to be taxed as a regular corporation (thereby becoming subject to U.S. federal income and other taxes as set forth above) even if it would otherwise qualify as a RIC if it determines that treatment as a corporation for a particular year would be in its best interests.

Excise Tax. The Code requires a RIC to pay a nondeductible 4% excise tax to the extent the RIC does not distribute, during each calendar year, 98% of its ordinary income, determined on a calendar year basis, and 98.2% net income, determined, in general, on a December 31 year end, plus certain undistributed amounts from the previous years. While the Fund intends to distribute its income and capital gain net income in the manner necessary to avoid imposition of the 4% excise tax, it is possible that some excise tax will be incurred and, although not currently anticipated, there are circumstances in which the Fund may not have the necessary information, or may, for other reasons, elect not to make the distributions necessary to avoid this tax. In such event, the Fund will be liable for the tax only on the amount by which it does not meet the foregoing distribution requirements.

Phantom Income. Certain of the Fund’s investments will require the Fund to recognize taxable income in a taxable year in excess of the cash generated on those investments during that year. In particular, the Fund expects to invest in loans and other debt obligations that will be treated as having “market discount” and/or “original issue discount” (or “OID”) for U.S. federal income tax purposes. Because the Fund may be required to recognize income in respect of these investments before, or without receiving, cash representing such income, the Fund may have difficulty satisfying the annual distribution requirements applicable to RICs and avoiding Fund-level U.S. federal income and/or excise taxes. Accordingly, the Fund may be required to sell assets, including at potentially disadvantageous times or prices, borrow, raise additional equity capital, make taxable distributions of its shares or debt securities, or reduce new investments, to obtain the cash needed to make these income distributions. If the Fund liquidates assets to raise cash, the Fund may realize gain or loss on such liquidations; in the event the Fund realizes net capital gains from such liquidation transactions, its shareholders may receive larger capital gain distributions than they would in the absence of such transactions.

U.S. Shareholders

Distributions. Distributions paid by the Fund from its ordinary income or from its excess of net short-term capital gains over net long-term capital losses (together referred to as “ordinary income dividends”) are taxable to U.S. shareholders as ordinary income to the extent paid from the Fund's current or accumulated earnings and profits. Distributions made from the Fund's excess of net long-term capital gains over net short-term capital losses, or “net capital gain” (“capital gain dividends”), if properly reported by the Fund, are taxable to U.S. Shareholders as long-term capital gains, regardless of the length of time the U.S. shareholder has owned Shares. Ordinary income and capital gain dividends are taxable to shareholders even if they are reinvested in additional Shares of the Fund. Distributions in excess of the Fund's current and accumulated earnings and profits (which represent a return of capital, meaning a return to Shareholders of the money they originally invested in the Fund) will first reduce the adjusted tax basis of a shareholder's Shares and, after such adjusted tax basis is reduced to zero, will constitute capital gain to such shareholder. The Fund will provide the Shareholders with a written notice reporting the amount of dividends paid during the year that qualify as capital gain dividends, as qualified dividend income (discussed below), and as ordinary income dividends.

A portion of the Fund's ordinary income dividends attributable to the dividends received from domestic corporations, and reported as such, may be eligible for the dividends received deduction allowed to corporations under the Code if certain requirements are met. In addition, ordinary income dividends that are properly reported by the Fund and are derived from qualified dividend income are taxed to individuals at the rates applicable to long-term capital gains. Qualified dividend income generally includes dividends from domestic corporations and dividends from foreign corporations that meet certain specified criteria. Certain holding period and other requirements must be met by both the shareholder and the Fund for distributions to be eligible for the corporate dividends received deduction or the preferential individual tax rates that apply to qualified dividend income. There can be no assurance as to what portion, if any, of the Fund's distributions will be eligible for the dividends received deduction or will constitute qualified dividend income.

If the Fund pays a dividend in January that was declared in the previous October, November, or December to Shareholders of record on a specified date in one of such months, then such dividend will be treated for U.S. federal income tax purposes as being paid by the Fund and received by the Shareholders on December 31 of the year in which the dividend was declared.

The Fund may elect to retain its net capital gain or a portion thereof for investment and be taxed at corporate rates (currently at a maximum of 35%) on the amount retained. In such case, it may report the retained amount as undistributed capital gains in a notice to the Shareholders, who will be treated as if each received a distribution of its pro rata common share of such gain, with the result that each Shareholder will: (i) be required to report its pro rata common share of such gain on its tax return as long-term capital gain; (ii) receive a refundable tax credit for its pro rata common share of tax paid by the Fund on the gain; and (iii) increase the tax basis for its Shares by an amount equal to the deemed distribution less the tax credit.

If an investor buys Shares just before the record date of a dividend declared by the Fund, the investor will receive that dividend. Such dividends, although in effect a return of capital, will be treated as ordinary income or capital gain dividends to the extent described above. Accordingly, the timing of the purchase of the Shares may result in a return of a portion of the investment as taxable income. Therefore, prior to purchasing Shares, an investor should carefully consider the impact of ordinary income or capital gains dividends that are expected to be or have been announced.

Sale, Redemptions Other Disposition of Shares. The Fund will conduct periodic repurchase offers for a portion of its outstanding Shares. Shareholders who sell all Shares held, or considered to be held, by them pursuant to a repurchase offer will be treated as having sold their Shares and generally will realize a capital gain or loss, as discussed in the following paragraph. If a Shareholder sells fewer than all of its Shares pursuant to a repurchase offer, such Shareholder may be treated as having received a so-called “Section 301 distribution,” taxable in whole or in part as a dividend upon the sale of its Shares, unless the redemption is treated as being either (i) “substantially disproportionate” with respect to such Shareholder or (ii) otherwise “not essentially equivalent to a dividend” under the relevant rules of the Code. A Section 301 distribution is not treated as a sale or exchange giving rise to capital gain or loss, but rather is treated as a dividend to the extent supported by the Fund’s current and accumulated earnings and profits, with the excess treated as a return of capital reducing the Shareholder’s tax basis in its Shares, and thereafter as capital gain. Where the Shareholder is treated as receiving a dividend, there is a risk that non-tendering Shareholders and Shareholders who sell some but not all of their Shares, in each case whose percentage interests in the Fund increase as a result of such repurchase, will be treated as having received a taxable dividend distribution from the Fund. The extent of such risk will vary depending upon the particular circumstances of the repurchase offer, and in particular whether such offer is a single and isolated event or is part of a plan for periodically redeeming Shares of the Fund.

Upon the sale, exchange, repurchase or other disposition of Shares (including upon dissolution of the Fund), the Shareholder generally will realize a capital gain or loss in an amount equal to the difference between the amount realized and the Shareholder's adjusted tax basis in the Shares sold. Such gain or loss will be long-term or short-term, depending upon the Shareholder's holding period for the Shares. Generally, a Shareholder's gain or loss will be a long-term gain or loss if the Shares have been held for more than one year. However, any loss upon the sale or exchange of Shares held for six months or less will be treated as long-term capital loss generally to the extent of any capital gain dividends received (or undistributed capital gains deemed received) by the Shareholder. For non-corporate U.S. Shareholders (including individuals), long-term capital gains may be subject to preferential rates of taxation. The deductibility of capital losses is subject to limitations under the Code. A loss realized on a sale or exchange of Shares will be disallowed if any Shares are acquired (whether through the automatic reinvestment of dividends or otherwise) within 61 days beginning 30 days before and ending 30 days after the date on which the Shares are disposed of. In such case, the basis of the Shares acquired will be adjusted to reflect the disallowed loss.

The Fund may be required to withhold U.S. federal income tax, or backup withholding, currently at a rate of 24%, from all distributions to any non-corporate U.S. Shareholder (i) who fails to furnish the Fund with a correct taxpayer identification number or a certificate that such Shareholder is exempt from backup withholding or (ii) with respect to whom the IRS notifies the Fund that such Shareholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. Shareholder’s U.S. federal income tax liability, provided that proper information is provided to the IRS.

Medicare Tax. Certain U.S. Shareholders who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% Medicare tax on all or a portion of their “net investment income,” which includes dividends received from the Fund and capital gains from the sale or other disposition of the Fund's stock.

U.S. Shareholders should consult their tax advisers with respect to the U.S. federal, state, local and non-

U.S. tax consequences of the purchase, ownership and disposition of Shares, including applicable tax reporting obligations.

Taxation of Tax-Exempt Investors

Under current law, the Fund serves to prevent the attribution to Shareholders of unrelated business taxable income (“UBTI”) from being realized by its tax-exempt Shareholders (including, among others, individual retirement accounts, 401(k) accounts, Keogh plans, pension plans and certain charitable entities). Notwithstanding the foregoing, a tax-exempt Shareholder could realize UBTI by virtue of its investment in Shares if such tax-exempt Shareholder borrows to acquire its Shares.

Non-U.S. Shareholders

A “Non-U.S. Shareholder” generally is a beneficial owner of Shares that is not a U.S. Shareholder, or an entity treated as a partnership for U.S. federal income tax purposes. This includes nonresident alien individuals, foreign trusts or estates and foreign corporations. Whether an investment in Shares is appropriate for a Non-U.S. Shareholder will depend upon that person’s particular circumstances. An investment in Shares may have adverse tax consequences as compared to a direct investment in the assets in which the Fund will invest. Non-U.S. Shareholders should consult their tax advisers with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in Shares, including applicable tax reporting requirements.

Distributions. Ordinary income dividends paid to non-U.S. Shareholders generally will be subject to a 30%

U.S. withholding tax (or possibly a lower rate provided by an applicable tax treaty) to the extent paid from the Fund's current or accumulated earnings and profits unless the dividends are effectively connected with the non-U.S. Shareholder's U.S. trade or business and, if an income tax treaty applies, attributable to the non-U.S. Shareholder's permanent establishment (as described below). However, for taxable years of a regulated investment company beginning before January 1, 2014 (and, if extended as has happened in the past, for taxable years covered by such extension), certain “interest-related dividends” and “short-term capital gain dividends” paid by the Fund to a non-U.S. Shareholder and reported by the Fund as such are eligible for an exemption from the 30% U.S. withholding tax. Interest-related dividends generally are dividends derived from certain interest income earned by the Fund that would not be subject to such tax if earned by a foreign Shareholder directly. Short-term capital gain dividends generally are dividends derived from the excess of the Fund's net short-term capital gains over net long-term capital losses. Both “interest-related dividends” and “short-term capital gain dividends” must be reported as such by a written statement furnished to Shareholders. There can be no assurance as to whether this provision will be extended or, even if extended, what portion of the Fund's distributions would qualify for favorable treatment as interest related dividends or short-term capital gain dividends. Non-U.S. Shareholders are urged to consult their own tax advisers concerning the applicability of U.S. withholding tax.

Properly designated dividends received by a Non-U.S. Shareholder are generally exempt from U.S. federal withholding tax when they (i) are paid in respect of the Fund’s “qualified net interest income” (generally, the Fund’s U.S.-source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which the Fund is at least a 10% Shareholder, reduced by expenses that are allocable to such income), or (ii) are paid in connection with the Fund’s “qualified short-term capital gains” (generally, the excess of the Fund’s net short-term capital gain over its long-term capital loss for such taxable year). In order to qualify for this exemption from withholding, a Non-U.S. Shareholder must comply with applicable certification requirements relating to its Non-U.S. status (including, in general, furnishing an IRS Form W-8BEN (for individuals), IRS Form W-8BEN-E (for entities) or an acceptable substitute or successor form). In the case of Shares held through an intermediary, the intermediary may withhold even if the Fund designates the payment as qualified net interest income or qualified short-term capital gain. Non-U.S. Shareholders should contact their intermediaries with respect to the application of these rules to their accounts.

Actual or deemed distributions of the Fund’s net capital gains to a Non-U.S. Shareholder, and gains realized by a Non-U.S. Shareholder upon the sale or redemption of Shares, will not be subject to U.S. federal income tax unless the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the Non-U.S. Shareholder (and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the Non-U.S. Shareholder in the United States) or, in the case of an individual, the Non-U.S. Shareholder was present in the United States for 183 days or more during the taxable year and certain other conditions are met.

If the Fund distributes its net capital gains in the form of deemed rather than actual distributions, a Non-

U.S. Shareholder will be entitled to a U.S. federal income tax credit or tax refund equal to the non-U.S. Shareholder’s allocable Share of the corporate-level tax the Fund pays on the capital gains deemed to have been distributed; however, in order to obtain the refund, the Non-U.S. Shareholder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the Non-U.S. Shareholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return.

For corporate Non-U.S. Shareholders, distributions (both in cash and in Shares), and gains realized upon the sale or redemption of Shares that are effectively connected with a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable treaty).

Sale or Other Disposition of Shares. A non-U.S. Shareholder will generally be exempt from U.S. federal income tax on capital gain dividends, any amounts retained by the Fund that are reported as undistributed capital gains and any gains realized upon the sale or other disposition of Shares of the Fund (including upon dissolution of the Fund), except in the case of: (i) an individual non-U.S. Shareholder that is present in the

U.S. for 183 days or more in the taxable year of such distribution, sale or other disposition and for which certain other conditions are met; or (ii) a non-U.S. Shareholder for which such gains are effectively connected with the non-U.S. Shareholder's U.S. trade or business and, if an income tax treaty applies, attributable to the non-U.S. Shareholder's permanent establishment (as described below).

Effectively Connected Income. If income from the Fund is effectively connected with a non-U.S. Shareholder's U.S. trade or business and, if an income tax treaty applies, attributable to the non-U.S. Shareholder's U.S. permanent establishment, then ordinary income dividends, capital gain dividends, undistributed capital gains, and any gains realized from the sale or other disposition of Shares generally will be subject to U.S. federal income tax in substantially the same manner as if received by a U.S. Shareholder. Corporate non-U.S. Shareholders may also be subject to an additional branch profits tax.

FATCA. Under U.S. legislation enacted in 2010 and existing guidance thereunder, commonly known as the “Foreign Account Tax Compliance Act” or “FATCA,” a 30% withholding tax on dividends paid by the Fund, and, on or after January 1, 2017, on certain capital gains distributions and gross proceeds from the sale or other disposition of Shares generally applies if paid to a foreign entity unless: (i) if the foreign entity is a “foreign financial institution” as defined under FATCA, the foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations; (ii) if the foreign entity is not a “foreign financial institution,” it identifies certain of its U.S. investors; or (iii) the foreign entity is otherwise excepted under FATCA. If withholding is required under FATCA on a payment related to any Fund distribution, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) on such payment generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury regulations or other guidance, may modify the foregoing requirements. The Fund will not pay any additional amounts in respect of amounts withheld under FATCA. Each investor should consult its tax adviser regarding the effect of FATCA based on its individual circumstances.

THE TAX AND OTHER MATTERS DESCRIBED IN THIS SAI DO NOT CONSTITUTE, AND SHOULD NOT BE CONSIDERED AS, LEGAL OR TAX ADVICE TO PROSPECTIVE INVESTORS. EACH SHAREHOLDER SHOULD CONSULT ITS TAX ADVISER AS TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF SHARES, INCLUDING APPLICABLE TAX REPORTING OBLIGATIONS.

ERISA Considerations

Persons who are fiduciaries with respect to an employee benefit plan or other arrangement subject to ERISA (an “ERISA Plan”), and persons who are fiduciaries with respect to an IRA, Keogh plan or other plan which is not subject to ERISA but is subject to the prohibited transaction rules of Section 4975 of the Code (together with ERISA Plans, “Plans”) should consider, among other things, the matters described below before determining whether to invest in the Fund.

ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, an obligation not to engage in a prohibited transaction and other standards. In determining whether a particular investment is appropriate for an ERISA Plan, Department of Labor (“DOL”) regulations provide that a fiduciary of an ERISA Plan must give appropriate consideration to, among other things, the role that the investment plays in the ERISA Plan’s portfolio, taking into consideration whether the investment is designed reasonably to further the ERISA Plan’s purposes, an examination of the risk and return factors, the portfolio’s composition with regard to diversification, the liquidity and current return of the total portfolio relative to the anticipated cash flow needs of the ERISA Plan, the income tax consequences of the investment (see “Certain Tax Considerations- Taxation of Tax-Exempt Investors”) and the projected return of the total portfolio relative to the ERISA Plan’s funding objectives. Before investing the assets of an ERISA Plan in the Fund, a fiduciary should determine whether such an investment is consistent with its fiduciary responsibilities and the foregoing regulations. For example, a fiduciary should consider whether an investment in the Fund may be too illiquid or too speculative for a particular ERISA Plan, and whether the assets of the ERISA Plan would be sufficiently diversified. If a fiduciary with respect to any such ERISA Plan breaches its responsibilities regarding selecting an investment or an investment course of action for such ERISA Plan, the fiduciary itself may be held liable for losses incurred by the ERISA Plan as a result of such breach.

Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be the assets of any Plan investing in the Fund for purposes of ERISA’s (or the Code’s) fiduciary responsibility and prohibited transaction rules. Thus, the Adviser will not be a fiduciary within the meaning of ERISA by reason of its authority with respect to the assets of the Fund.

The Adviser will require a Plan which proposes to invest in the Fund to represent that it and any fiduciaries responsible for such Plan’s investments (including in its individual or corporate capacity, as may be applicable) are aware of and understand the Fund’s investment objective, policies and strategies, and that the decision to invest plan assets in the Fund was made with appropriate consideration of relevant investment factors with regard to the Plan and is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA and/or the Code.

Certain prospective Shareholders that are Plans may currently maintain relationships with the Adviser or other entities which are affiliated with the Adviser. Each of such persons may be deemed to be a “party in interest” under ERISA (or “disqualified person” under Section 4975 of the Code) to and/or a fiduciary (under ERISA or Section 4975 of the Code) of any Plan to which it provides investment management, investment advisory or other services. ERISA prohibits (and the Code penalizes) the use of ERISA and Plan assets for the benefit of a party in interest (or disqualified person) and also prohibits (or penalizes) an ERISA or Plan fiduciary from using its position to cause such Plan to make an investment from which it or certain third parties in which such fiduciary has an interest would receive a fee or other consideration. Shareholders that are Plans should consult with counsel to determine if participation in the Fund is a transaction which is prohibited (or penalized) by ERISA or the Code. Fiduciaries of Shareholders that are Plans will be required to represent (including in their individual or corporate capacity, as applicable) that the decision to invest in the Fund was made by them as fiduciaries that are independent of such affiliated persons, that such fiduciaries are duly authorized to make such investment decision and that they have not relied on any individualized advice or recommendation of such affiliated persons as a primary basis for the decision to invest in the Fund, unless such purchase and holding is pursuant to an applicable exemption, such as Prohibited Transaction Class Exemption (“PTCE”) 77-3 or PTCE 77-4.

Employee benefit plans which are not subject to ERISA may be subject to other rules governing such plans. Fiduciaries of these plans, whether or not subject to Section 4975 of the Code, should consult with their own legal advisors regarding such matters.

The provisions of ERISA and the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and the Code contained in this Prospectus is general and may be affected by future publication of regulations and rulings. Potential Shareholders that are Plans should consult their legal advisors regarding the consequences under ERISA and the Code of the acquisition and ownership of Shares.

Backup Withholding

Under certain provisions of the Code, some Shareholders may be subject to a withholding tax on ordinary income dividends, capital gain dividends and redemption payments (“backup withholding”). Generally, Shareholders subject to backup withholding will be those for whom no certified taxpayer identification number is on file with the Fund, who fails to establish an exemption from backup withholding or who, to the Fund's knowledge, have furnished an incorrect number. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules for payments made to a Shareholder may be refunded or credited against such Shareholder's U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

Tax Treatment of Investments

Hedging and Derivative Transactions. The transactions of the Fund are subject to special tax rules of the Code that may, among other things: (i) affect the character of gains and losses realized (for example, by converting lower taxed long-term capital gains or qualified dividend income into higher taxed short-term capital gains or ordinary income and converting an ordinary loss or deduction into capital loss (the deductibility of which is more limited)); (ii) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (iii) accelerate the recognition of income without a corresponding receipt of cash (with which to make the necessary distributions to satisfy distribution requirements applicable to regulated investment companies); (iv) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur; (v) adversely alter the characterization of certain complex financial transactions; and (vi) produce income that will not be “qualified” income for purposes of the 90% annual gross income requirement described above. Operation of these rules could, therefore, affect the character, amount, and timing of distributions to Shareholders. Special tax rules also may require the Fund to mark-to-market certain types of positions in its portfolio (i.e., treat them as sold on the last day of the taxable year), and may result in the recognition of income without a corresponding receipt of cash. If the Fund engages in transactions affected by these provisions, it intends to monitor its transactions, make appropriate tax elections and make appropriate entries in its books and records to mitigate, to the extent reasonably feasible, the effect of these tax rules and avoid any possible disqualification for the special treatment afforded regulated investment companies under the Code.

The Fund's gains and losses on the sale, lapse, or termination of options that it holds will generally have the same character as gains and losses from the sale of the security to which the option relates. Upon the exercise of a put held by the Fund, the premium initially paid for the put is offset against the amount received for the security sold pursuant to the put thereby decreasing any gain (or increasing any loss) realized on the sale. Generally, such gain or loss is capital gain or loss, the character of which as long-term or short-term depends on the holding period of the security. However, the purchase of a put option may be subject to the short sale rules or straddle rules for U.S. federal income tax purposes.

The Fund may invest in securities or derivative transactions the U.S. federal income tax treatment of which is uncertain. The timing or character of income received by the Fund may be affected to the extent that the U.S. federal income tax treatment of such securities or transactions differs from the treatment anticipated by the Fund. In such case, the Fund may be required to purchase or sell securities or otherwise change its portfolio to maintain its qualification as a regulated investment company.

Passive Foreign Investment Companies. Investments by the Fund in stock of certain foreign corporations which generate mostly passive income, or at least half the assets of which generate such income (referred to as “PFICs”), are subject to special tax rules designed to prevent deferral of U.S. federal income taxation of the Fund's share of the PFIC's earnings. The Fund may be subject to U. S. federal income tax and an interest charge (at the rate applicable to tax underpayments) on tax liability treated as having been deferred with respect to certain distributions from such a company and on gain from the disposition of the shares of such a company (collectively referred to as “excess distributions”), even if such excess distributions are paid by the Fund as a dividend to the Shareholders. The Fund may be eligible to make an election to be treated as a qualified electing fund (a “QEF election”) with respect to certain PFICs in which it owns shares that will allow it to avoid the taxes on excess distributions. However, a QEF election may cause the Fund to recognize income in a particular year in excess of the distributions received from such PFICs. The Fund may not be able to make this election with respect to many PFICs because of certain requirements that the PFICs would have to satisfy. Alternatively, the Fund could elect to “mark-to-market” at the end of each taxable year all shares that it holds in PFICs because it expects to publish its NAV at least annually. If it made this election, the Fund would recognize as ordinary income any increase in the value of such shares as of the close of the taxable year over their adjusted basis and as ordinary loss any decrease in such value, but only to the extent of previously recognized unreversed “mark-to-market” gains. By making the mark- to-market election, the Fund could avoid imposition of the interest charge with respect to excess distributions from PFICs, but, in any particular year, the Fund might be required to recognize income (which generally must be distributed to Shareholders) in excess of the distributions it received from PFICs.

THE FOREGOING IS A BRIEF SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX MATTERS THAT ARE PERTINENT TO PROSPECTIVE INVESTORS. THE SUMMARY IS NOT, AND IS NOT INTENDED TO BE, A COMPLETE ANALYSIS OF ALL PROVISIONS OF THE U.S. FEDERAL INCOME TAX LAW WHICH MAY HAVE AN EFFECT ON SUCH INVESTMENTS. THIS ANALYSIS IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. ACCORDINGLY, PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN RESPECTIVE TAX ADVISERS WITH RESPECT TO THEIR OWN RESPECTIVE TAX SITUATIONS AND THE EFFECTS OF THIS INVESTMENT THEREON.

ADMINISTRATOR, ACCOUNTING AGENT, TRANSFER AGENT, AND COMPLIANCE SERVICES

Ultimus Fund Solutions, LLC (the “Administrator” or “Ultimus”), 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246, provides certain administrative, accounting, and transfer agency services to the Fund pursuant to a Master Services Agreement between the Fund and the Administrator. For its services, the Fund pays the Administrator a fee and separate fixed fees to make certain filings. The Fund also reimburses the Administrator for certain out-of-pocket expenses incurred on the Fund’s behalf. The fees are accrued and paid monthly by the Fund are based on the average net assets for the prior month and subject to monthly minimums. For the fiscal year ended January 31, 2025, the Fund paid Ultimus $131,253 in administration and accounting fees and $60,785 in transfer agency fees.

Northern Lights Compliance Services, LLC (“NLCS”), 4221 North 203rd Street, Suite 100, Elkhorn, NE 68022, an affiliate of the Administrator, provides compliance services to the Fund pursuant to a Compliance Services Consulting Agreement. The Fund pays NLCS a fee for supplying the Fund’s Chief Compliance Officer and providing related compliance services. The Fund also reimburses NLCS for certain out-of-pocket expenses incurred on the Fund’s behalf. The fees are accrued and paid monthly by the Fund. For the fiscal year ended January 31, 2025, the Fund paid NLCS $43,118 in compliance services fees.

DISTRIBUTOR

Ultimus Fund Distributors, LLC (the “Distributor”), located at 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246, acts as the distributor of the Fund’s Shares. Under the terms of the Distribution Agreement, the Distributor will continually distribute the Fund’s Shares using best efforts but shall have no obligation to sell a certain number of Shares. Shares of the Fund will not be listed on any national securities exchange. The Distributor may enter into agreements with selected broker-dealers, banks, or other financial intermediaries for distribution of Shares. The Distributor does not receive compensation from the Fund for its distribution services. The Adviser pays the Distributor a fee for providing certain distribution-related services to the Fund.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board has selected Cohen & Company, Ltd., 1835 Market Street, Suite 310, Philadelphia, PA 19103, as the independent registered public accounting firm for the Fund.

LEGAL COUNSEL

FinTech Law, LLC, located at 6224 Turpin Hills Drive, Cincinnati, OH 45244 serves as legal counsel to the Fund.

CUSTODIAN

Fifth Third Bank, N.A. serves as the primary custodian of the assets of the Fund and may maintain custody of such assets with U.S. and non-U.S. sub-custodians (which may be banks and trust companies), securities depositories and clearing agencies in accordance with the requirements of Section 17(f) of the 1940 Act and the rules thereunder. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of the Custodian or U.S. or non-

U.S. sub-custodians in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian’s principal business address is 38 Fountain Square Plaza, Cincinnati, Ohio 45263.

CODE OF ETHICS

Each of the Fund’s and the Adviser’s codes of ethics (the “Codes of Ethics”) have been adopted in compliance with Section 17(j) of the 1940 Act and Rule 17j-1 thereunder. Each Code of Ethics establishes procedures for personal investing and restricts certain transactions. Employees subject to a Code of Ethics may invest in securities for their personal investment accounts, including making investments in the securities that may be purchased or held by the Fund.

The Codes of Ethics may be viewed and copied at the SEC’s Public Reference Room in Washington, D.C. Information about the SEC’s Public Reference Room may be obtained by calling the SEC at (202) 551- 8090. The Codes of Ethics also may be available on the Edgar Database on the SEC’s Website, https://www.sec.gov, or be obtained, after paying a duplicating fee, by electronic request to publicinfo@sec.gov, or by writing to: SEC’s Public Reference Section, Washington, D.C. 20549-0102.

PROXY VOTING POLICY AND PROXY VOTING RECORD

The Board has delegated the voting of proxies for Fund securities to the Adviser pursuant to the Adviser’s proxy voting policies and procedures. Under these policies and procedures, the Adviser will vote proxies related to Fund securities in the best interests of the Fund and the Shareholders. A copy of the proxy voting policies and procedures of the Fund and of the Adviser is attached as Appendix A to this SAI.

The Fund is required to file Form N-PX, with its complete proxy voting record for the twelve months ended June 30, no later than August 31 of each year. The Fund’s Form N-PX filing will be available: (i) without charge, upon request, by calling the Fund at 833-615-3031; (ii) on the Fund’s website at https://www.lcpmx.com; or (iii) by visiting the SEC’s website at https://www.sec.gov.

Fiscal Year

For accounting and tax purposes, the Fund’s fiscal and tax year is the year ending on January 31.

CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS

A principal shareholder is any person who owns (either of record or beneficially) 5% or more of the outstanding shares of the Fund. A control person is a shareholder who owns, either directly or indirectly, more than 25% of the voting securities of the Fund or acknowledges the existence of control. A control person may be able to determine the outcome of any matter affecting and voted on by shareholders of the Fund.

The name, address, and percentage ownership of each entity or person that owned of record or beneficially 5% or more of the outstanding Shares of any share class of the Fund as of April 30, 2024, are as follows:

Shares	Percentage
National Financial Services LLC 499 Washington Blvd. Jersey City, NJ 07310	33.66%
Charles Schwab Co, Inc. FBO 16416412 211 Main Street San Francisco, CA 94105	27.42%
David Murdoch c/o Lind Capital Partners, LLC 500 Davis Center Suite 1004 Evanston, IL 60201	9.88%
Allen Weaver 136 Chestnut Street Winnetka, IL 60093	8.46%

As of April 30, 2025, the Independent Trustees and officers directly and indirectly owned less than one percent of the outstanding Shares of the Fund. As of April 30, 2025, Mr. J. Robert Lind, the Fund’s Interested Trustee owned of record or beneficially 2.8% of the Fund’s outstanding shares.

FINANCIAL STATEMENTS

The Fund’s audited financial statements for the fiscal year ended January 31, 2025, appearing in the Annual Financial Statements, are incorporated herein by reference and made a part of this document. Copies of the Fund’s Semi-Annual Report and Annual Report may be obtained, free of charge by calling the Fund at 833-615-3031, or by downloading a copy at https://www.lcpmx.com. You may also obtain the Semi-Annual Report or Annual Report, as well as other information about the Fund, from the EDGAR Database on the SEC’s website at https://www.sec.gov.

ADDITIONAL INFORMATION

A registration statement on Form N-2, including amendments thereto, relating to the Shares offered hereby, has been filed by the Fund with the SEC. The Prospectus and this SAI do not contain all the information set forth in the registration statement, including any exhibits and schedules thereto. For further information with respect to the Fund and the Shares offered hereby, reference is made to the registration statement. A copy of the registration statement can be obtained from the EDGAR database on the SEC’s website at https://www.sec.gov.

APPENDIX A

PROXY VOTING POLICIES AND PROCEDURES

The Fund

The Board has adopted Proxy Voting Policies and Procedures (“Policies”) on behalf of the Fund, which delegate the responsibility for voting proxies to the Adviser, subject to the Board’s continuing oversight. The Policies require that the Adviser elect to vote or not to vote proxies received in a manner consistent with the best interests of the Fund and shareholders. The Policies also require the Adviser to present to the Board, at least annually, the Adviser’s Proxy Policies and a record of each proxy voted or not voted by the Adviser on behalf of the Fund, including a report on the resolution of all proxies identified by the Adviser involving a conflict of interest.

Where a proxy proposal raises a material conflict between the interests of the Adviser, any affiliated person(s) of the Adviser, the Distributor or any affiliated person of the Distributor, or any affiliated person of the Fund and the Fund’s or its shareholder’s interests, the Adviser will resolve the conflict by voting in accordance with the policy guidelines or at the Fund’s directive using the recommendation of an independent third party. If the third party’s recommendations are not received in a timely fashion, the Adviser will abstain from voting.

Information regarding how the Fund voted proxies, if any, relating to portfolio securities held by the Fund during the most recent 12-month period ending June 30 will be available on the SEC’s website at http://www.sec.gov. In addition, a copy of the Fund’s proxy voting policies and procedures are also available in the Fund’s Statement of Additional Information.

The Adviser

Although it is uncommon given the fixed income nature of our investment strategy, Lind has the authority to vote proxies for the Lind Funds. Proxies for high yield municipal bonds, often occur in restructures and workouts, if any. We vote the proxies in a way that we believe is consistent with our fiduciary duty to the Fund and that will cause the Fund’s securities to increase the most or decline the least in value. Lind does not have, per se, proxy vote guidelines as proxies for municipal securities are often unique and are not standardized. Consideration is provided to both long and short-term implications of the proposal to be voted upon when considering the vote that is in the best interest of the Fund.

For the Fund, our goal is to act in the best interest of the Fund and its limited partner investors. Lind does not have a formal proxy vote guideline or policy and procedure. We generally vote with management on standard matters (i.e., officers or directors, auditor, etc.). We separately evaluate other matters on a case- by-case basis. LCP maintains all records related to proxy ballots, including:

a.	Date received
b.	Reconciliation to number of bonds in the Fund
c.	Date voted and how we voted (typically, online)

d.  Records are maintained consistent with our general books and records: For 5 years from the end of the fiscal year the record was created.

e.  When subscribers to the Funds are subject to ERISA, at least 25% of the total fund value must be invested by clients subject to ERISA for the Fund to be subject to ERISA. If this occurs, we follow the same guidelines, and procedure described above.

PART C—OTHER INFORMATION

Item 25: Financial Statements and Exhibits

(1) Financial Statements:

Included in Part A:
Financial Highlights for the fiscal year ended January 31, 2025.

Included in Part B:
Financial statements appearing in the Registrant’s Annual Report for the fiscal year ended January 31, 2025 are incorporated into Part B by reference to the Registrant’s January 31, 2025 Annual Report (audited).

2.       Exhibits:

a.	Agreement and Declaration of Trust dated August 24, 2021.[1]

b.	By-Laws of Registrant dated August 24, 2021.[1]

c.	Not applicable.

d.(1)	See portions of Agreement and Declaration of Trust relating to shareholders’ rights.

d.(2)	See portions of By-Laws relating to shareholders’ rights.

e.	Dividend Reinvestment Plan, filed herewith.

f.	Not applicable.

g.	Investment Advisory Agreement with Lind Capital Partners, LLC. [2]

h.	Distribution Agreement with Ultimus Fund Distributors, LLC. [2]

i.	Not applicable.

j.	Custodian Agreement with Fifth Third Bank, N.A. [2]

k.1	Master Services Agreement with Ultimus Fund Solutions, LLC. [2]

k.2.	Consulting Agreement with Northern Lights Compliance Services.[2]

k.3.	Expense Limitation Agreement with Lind Capital Partners, LLC. [3]

k.4	Second Amendment to Schedule A of the Expense Limitation Agreement, filed herewith.

l.1.	Opinion and Consent of Strauss Troy Co., LPA regarding the legality of securities registered. [2]

l.2.	Consent of FinTech Law, LLC, is filed herewith.

m.	Not applicable.

n.	Consent of Registrant’s independent registered public accounting firm, is filed herewith.

o.	Not applicable.

p.	Not applicable.

q.	None.

r.(1)	Code of Ethics of Registrant.[2]

r.(2)	Code of Ethics of Lind Capital Partners, LLC, filed herewith.

r.(3)	Code of Ethics of Ultimus Fund Distributors, LLC.[5]

s.	Not applicable.

[1]	Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 filed September 2, 2021.
[2]	Incorporated by reference to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 filed January 13, 2022.

[3]	Incorporated by reference to Pre-Effective Amendment No. 4 to the Registrant's Registration Statement on Form N-2 filed February 1, 2022.
[4]	Incorporated by reference to Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2 filed April 24, 2023.
[5]	Incorporated by reference to Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 filed on May 30, 2024.

Item 26: Marketing Arrangements

See Distribution Agreement.

Item 27: Other Expenses of Issuance and Distribution

Not applicable.

Item 28: Persons Controlled by or under Common Control with Registrant

Not applicable.

Item 29: Number of Holders of Securities

Set forth below is the number of record holders as of April 30, 2025 of each class of securities of the Registrant.

Title of Class	Number of Record Holders
Common shares of beneficial interest	69

Item 30: Indemnification

Reference is made to Article VIII, Section 2, of the Registrant’s Agreement and Declaration of Trust, which is incorporated by reference herein.

(a)	To the fullest extent that limitations on the liability of Trustees and officers are permitted by the Delaware Statutory Trust Act of 2002, the officers and Trustees shall not be responsible or liable in any event for any act or omission of: any agent or employee of the Trust; any Investment Adviser or Principal Underwriter of

the Trust; or with respect to each Trustee and officer, the act or omission of any other Trustee or officer, respectively. The Trust, out of the Trust Property, shall indemnify and hold harmless each and every officer and Trustee from and against any and all claims and demands whatsoever arising out of or related to such officer’s or Trustee’s performance of his or her duties as an officer or Trustee of the Trust. This limitation on liability applies to events occurring at the time a Person serves as a Trustee or officer of the Trust whether or not such Person is a Trustee or officer at the time of any proceeding in which liability is asserted. Nothing herein contained shall indemnify, hold harmless or protect any officer or Trustee from or against any liability to the Trust or any Shareholder to which such Person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Person’s office.

(b)	Every note, bond, contract, instrument, certificate or undertaking and every other act or document whatsoever issued, executed or done by or on behalf of the Trust, the officers or the Trustees or any of them in connection with the Trust shall be conclusively deemed to have been issued, executed or done only in such Person’s capacity as Trustee and/or as officer, and such Trustee or officer, as applicable, shall not be personally liable therefor, except as described in the last sentence of the first paragraph of this Section 2 of this Article VIII.

Item 31: Business and Other Connections of Investment Manager

Lind Capital Partners, LLC is an Illinois limited liability company that offers investment management services and is a registered investment adviser. Lind Capital’s offices are located at 500 Davis Center, Suite 1004, Evanston, Illinois 60201. Information as to the officers and directors of Lind Capital is included in its current Form ADV (File No. 801-77824) filed with the SEC.

For information relating to the business, profession, vocation, or employment of a substantial nature that each partner of the adviser, is or has been engaged in within the last two fiscal years for his/her own account in the capacity of director, officer, employee, partner or trustee of Lind Capital, reference is made to the information set forth in Lind Capital’s Form ADV (File No. 801-77824), each as filed with the SEC and incorporated herein by reference.

Item 32: Location of Accounts and Records

See the Registrant’s Form N-CEN filed with the SEC on April 14, 2025

Item 33: Management Services

Not applicable.

Item 34: Undertakings

1. Not applicable.

2. Not applicable.

3. (a) To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement: (i) to include any prospectus required by Section 10(a)(3) of the 1933 Act; (ii) to reflect in the Prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(1)(A) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as the date of the filed prospectus was deemed part of and included in the registration statement;

(d) (1)(B) Not applicable.

(d)(2) Not applicable.

(e) That for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act;

(2) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4. Not applicable.

5. Not applicable.

6. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by one of our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

7. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all of the requirements for effectiveness under Rule 486(b) and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Evanston, and the State of Illinois on the 30th day of May, 2025.

Lind Capital Partners Municipal Credit Income Fund

By:	/s/J. Robert Lind
J. Robert Lind, President

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

/s/J. Robert Lind	May 30, 2025
J. Robert Lind, Trustee, President and Principal Executive Officer	Date

*
Richard H. Adler, Trustee

*
Thomas J. Schmidt, Trustee

/s/Erik Naviloff
Erik Naviloff, Treasurer and Principal Financial Officer

* By: /s/ J. Robert Lind
J. Robert Lind, Attorney-in-Fact

*	Attorney-in-fact pursuant to Powers of Attorney incorporated by reference to Pre-Effective Amendment No. 1 to the Fund’s Registration Statement filed on September 2, 2021.

EXHIBIT INDEX

(e)	Dividend Reinvestment Plan
(k)(4)	Second Amendment to Schedule A of the Expense Limitation Agreement
(l)(2)	Consent of Counsel
(n)	Consent of Independent Registered Public Accounting Firm
(r)(2)	Code of Ethics of Lind Capital Partners, LLC